Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

SYNNEX CORPORATION,

TIGER PARENT (AP) CORPORATION,

SPIRE SUB I, INC.

and

SPIRE SUB II, LLC

Dated as of March 22, 2021

TABLE OF CONTENTS

ARTICLE I

CERTAIN DEFINITIONS

1.1	Certain Definitions	2
1.2	Additional Definitions	8

ARTICLE II

THE MERGER

2.1	The Mergers	11
2.2	Closing	11
2.3	Effective Times	12
2.4	Effects of the Mergers	12
2.5	Effect of the Corporate Merger on Securities	12
2.6	Effect of the LLC Merger on Securities	14
2.7	Certificate of Incorporation of the Combined Company	15
2.8	Bylaws of the Combined Company	15
2.9	Certificate of Incorporation and Bylaws of Surviving Corporation	15
2.10	Certificate of Formation and Limited Liability Company Agreement of Surviving Entity	15
2.11	Directors, Managers and Officers	15
2.12	Plan of Reorganization	16
2.13	Certain Post-Closing Governance Matters	16

ARTICLE III

EXCHANGE OF SHARES

3.1	Exchange of Shares	16

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT, MERGER SUB I AND MERGER SUB II

4.1	Corporate Organization	18
4.2	Capitalization	20
4.3	Authority; No Violation	21
4.4	Consents and Approvals	22
4.5	Financial Statements	23
4.6	Broker’s Fees	24
4.7	Absence of Certain Changes or Events	25
4.8	Legal and Regulatory Proceedings	25

-i-

4.9	Taxes and Tax Returns	25
4.10	Employees	27
4.11	SEC Reports	29
4.12	Compliance with Applicable Law	30
4.13	Certain Contracts	32
4.14	Government Contracts	34
4.15	Environmental Matters	34
4.16	Intellectual Property	35
4.17	Related Party Transactions	36
4.18	State Takeover Laws	36
4.19	Parent, Merger Sub I and Merger Sub II Board Recommendations	36
4.20	Opinion	37
4.21	Parent Information	37
4.22	Customers and Suppliers	37
4.23	Financing	38
4.24	No Other Representations or Warranties	38

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

5.1	Corporate Organization	39
5.2	Capitalization	40
5.3	Authority; No Violation	41
5.4	Consents and Approvals	42
5.5	Financial Statements	42
5.6	Broker’s Fees	44
5.7	Absence of Certain Changes or Events	44
5.8	Legal and Regulatory Proceedings	44
5.9	Taxes and Tax Returns	44
5.10	Employees	46
5.11	Compliance with Applicable Law	48
5.12	Certain Contracts	50
5.13	Government Contracts	52
5.14	Environmental Matters	53
5.15	Intellectual Property	53
5.16	Related Party Transactions	54
5.17	State Takeover Laws	54
5.18	Company Board Recommendation	55
5.19	Company Information	55
5.20	Customers and Suppliers	55
5.21	No Other Representations or Warranties	55

-ii-

ARTICLE VI

COVENANTS RELATING TO CONDUCT OF BUSINESS

6.1	Conduct of Company Businesses Prior to the Corporate Merger Effective Time	56
6.2	Conduct of Parent Businesses Prior to the Corporate Merger Effective Time	58

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1	Regulatory Matters	61
7.2	Access to Information; Confidentiality	64
7.3	Parent Meeting	64
7.4	Legal Conditions to Merger	66
7.5	Stock Exchange Listing	67
7.6	Employee Benefit Plans	67
7.7	Certain Tax Matters	69
7.8	Indemnification; Directors’ and Officers’ Insurance	70
7.9	Stockholder Litigation	71
7.10	Acquisition Proposals	71
7.11	Public Announcements	72
7.12	Takeover Statutes	73
7.13	Financing Matters	73
7.14	Exemption from Liability under Section 16(b)	78
7.15	Transition	79
7.16	Merger Sub I and Merger Sub II Approval	79
7.17	Company Approval	79
7.18	Corporate Opportunity Charter Amendment Vote	79
7.19	Resignation Letters	79
7.20	Post-Signing Financial Statements	80
7.21	Company Equity Contribution	80

ARTICLE VIII

CONDITIONS PRECEDENT

8.1	Conditions to Each Party’s Obligation to Effect the Mergers	80
8.2	Conditions to Obligations of the Company	81
8.3	Conditions to Obligations of Parent, Merger Sub I and Merger Sub II	82

ARTICLE IX

TERMINATION AND AMENDMENT

9.1	Termination	83
9.2	Effect of Termination	85

-iii-

ARTICLE X

GENERAL PROVISIONS

10.1	Amendment	87
10.2	Extension; Waiver	87
10.3	Nonsurvival of Representations, Warranties and Agreements	87
10.4	Expenses	88
10.5	Notices	88
10.6	Interpretation	89
10.7	Counterparts	89
10.8	Entire Agreement	89
10.9	Governing Law; Jurisdiction	89
10.10	Waiver of Jury Trial	90
10.11	Assignment; Third-Party Beneficiaries	90
10.12	Specific Performance	91
10.13	Severability	91
10.14	Delivery by Facsimile or Electronic Transmission	91
10.15	Financing Entities	92

Exhibit A – Authorized Share Charter Amendment

Exhibit B – Corporate Opportunity Charter Amendment

Exhibit C – Form of Bylaws of the Combined Company

Exhibit D – Parent Bylaw Amendment

Exhibit E – Form of Investor Rights Agreement

Exhibit F – Written Consent of the Sole Stockholder

Exhibit G – Parent Tax Certificate

Exhibit H – Company Tax Certificate

-iv-

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of March 22, 2021 (this “Agreement”), by and among SYNNEX Corporation, a Delaware corporation (“Parent”), Tiger Parent (AP) Corporation, a Delaware corporation (the “Company”), Spire Sub I, Inc., a Delaware corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub I”), and Spire Sub II, LLC, a Delaware limited liability company and a direct wholly owned Subsidiary of Parent (“Merger Sub II”).

W I T N E S S E T H:

WHEREAS, the parties intend that, on the terms and subject to the conditions set forth in this Agreement, Merger Sub I will merge with and into the Company (the “Corporate Merger”), with the Company surviving the Corporate Merger, pursuant to and in accordance with the provisions of the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the parties intend that, on the terms and subject to the conditions set forth in this Agreement, immediately following the Corporate Merger, the Company will merge with and into Merger Sub II (the “LLC Merger” and together with the Corporate Merger, the “Mergers”), with Merger Sub II surviving the LLC Merger, pursuant to and in accordance with the provisions of the DGCL and the Delaware Limited Liability Company Act (the “DLLCA”);

WHEREAS, the Board of Directors of Parent has unanimously (a) determined that this Agreement and the transactions contemplated hereby, including the Charter Amendments (as defined below), the Share Issuance (as defined below) and the Mergers, are fair to, and in the best interests of, Parent and the holders of shares of common stock, par value $0.001 per share, of Parent (the “Parent Common Stock”), (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Charter Amendments, the Share Issuance and the Mergers, on the terms and subject to the conditions set forth in this Agreement, (c) directed that the Share Issuance and the Charter Amendments be submitted to the holders of shares of Parent Common Stock for their approval, and (d) resolved to recommend that the holders of shares of Parent Common Stock vote in favor of the approval of the Share Issuance and the Charter Amendments on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Board of Directors of the Company has unanimously (a) determined that this Agreement and the transactions contemplated hereby, including the Mergers, are fair to, and in the best interests of, the Company and Tiger Parent Holdings, L.P. as the sole holder of shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”), (b) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Mergers, on the terms and subject to the conditions set forth in this Agreement, (c) directed that this Agreement be submitted to Tiger Parent Holdings, L.P. as the sole stockholder of the Company for its adoption and (d) resolved to recommend that Tiger Parent Holdings, L.P. as the sole stockholder of the Company vote in favor of the adoption this Agreement;

WHEREAS, the Board of Directors of Merger Sub I has (a) determined that this Agreement and the transactions contemplated hereby, including the Mergers, are fair to, and in the best interests of, Merger Sub I and Parent, as the sole stockholder of Merger Sub I, (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Mergers, on the terms and subject to the conditions set forth in this Agreement, (c) directed that this Agreement be submitted to Parent, as the sole stockholder of Merger Sub I, for its adoption and (d) resolved to recommend that Parent as the sole stockholder of Merger Sub I, vote in favor of the adoption this Agreement;

WHEREAS, Parent, as sole member of Merger Sub II has (a) determined that this Agreement and the transactions contemplated hereby, including the Mergers, are fair to, and in the best interests of, Merger Sub II and Parent, as sole member of Merger Sub II, and (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Mergers, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition to the Company’s willingness to enter into this Agreement, Parent and certain stockholders of Parent are entering into a voting agreement, pursuant to which, among other things, such stockholders have agreed to vote to approve the Share Issuance, upon the terms and subject to the conditions set forth therein;

WHEREAS, for U.S. federal income tax purposes, Parent, Merger Sub I, Merger Sub II and the Company intend that the Mergers, taken together, shall be treated as a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder (“Treasury Regulations”), and this Agreement is intended to be and is adopted as a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code;

WHEREAS, the terms of the exchange set forth herein specify that shares of Parent Common Stock are to be received for particular shares of Company Common Stock and cash is to be received for particular shares of Company Common Stock, and the Company’s stockholder intends to use such cash to redeem and repay certain preferred equity; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Mergers and also to prescribe certain conditions to the Mergers.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.1 Certain Definitions. As used in this Agreement, the following terms have the respective meanings set forth below.

“Acquisition Proposal” means, with respect to Parent or the Company, as applicable, other than the Mergers, any offer, proposal or inquiry, or any third-party indication of interest, by or on behalf of any third party, relating to (i) any acquisition or purchase, direct or indirect, of twenty percent (20%) or more of the consolidated assets of a party and its Subsidiaries or twenty percent (20%) or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty percent (20%) or more of the consolidated assets of the party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party (or its affiliates) beneficially owning twenty percent (20%) or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty percent (20%) or more of the consolidated assets of the party, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty percent (20%) or more of the consolidated assets of the party, which would, in the case of this clause (iii), result in the stockholders of such party prior to such transaction ceasing to own at least eighty percent (80%), directly or indirectly, of such party or its applicable Subsidiaries.

“affiliate” means, with respect to a specified person, any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person.

“Cash Designation” with respect to a share of Company Common Stock means a designation by the holder of such share, provided by the Company to Parent no later than the Designation Deadline, to the effect that such share is designated to receive the Cash Designation Consideration.

“Clean Team Agreement” means that certain Clean Team Confidentiality Agreement, by and between the Company and Parent, dated January 22, 2021.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, order, directive, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19, including, but not limited to the Coronavirus Aid, Relief, and Economic Security Act (CARES).

“Designation” shall mean a Cash Designation, a Stock Designation or a Mixed Designation. For the avoidance of doubt, a Designation with respect to the shares of Company Common Stock to be issued pursuant to Section 7.21 may be made prior to the date such shares are issued.

“Designation Deadline” means no later than three business days prior to the Closing Date.

“Financing Entities” means the Financing Parties and their respective affiliates and their and their respective affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns; provided that neither Parent nor any affiliate of Parent shall be a Financing Party.

“Financing Parties” means the entities that have committed to or commit to provide or have otherwise entered into or enter into agreements in connection with the Financing or any Permanent Financing solely in their capacity as such, or to purchase securities from or place securities or arrange or provide loans for Parent in connection with the Financing or any Permanent Financing, solely in their capacity as such.

“GAAP” means U.S. generally accepted accounting principles.

“Hazardous Materials” means (x) any chemicals, materials or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “restricted hazardous materials,” “extremely hazardous substances,” “toxic substances,” “contaminants” or “pollutants” or words of similar meaning and regulatory effect, as such terms are defined under Environmental Laws, or (y) any petroleum, petroleum products or by-products, radioactive materials, asbestos, polychlorinated biphenyls, and radon gas.

“Intellectual Property” means any and all common law or statutory rights anywhere in the world arising under or associated with: (i) patents and patent applications (“Patents”); (ii) trademarks, service marks, trade dress, trade names, logos, slogans, domain names, and other designations of origin (“Marks”); (iii) copyrights (and any other equivalent rights in works of authorship (including rights in software as a work of authorship)) (“Copyrights”); (iv) trade secrets and industrial secrets, and rights in know-how and other confidential or proprietary business or technical information in each case that derive independent economic value from not being generally known (“Trade Secrets”); (v) rights in domain names, uniform resource locators, social media identifiers and other names and locators associated with Internet addresses and sites, and (vi) other similar or equivalent intellectual property rights anywhere in the world.

“Intervening Event” means any material event, change, effect, development or occurrence that (i) was not known to the Board of Directors of Parent as of or prior to the date of this Agreement, and (ii) does not relate to or involve any Acquisition Proposal; provided that in no event shall any action taken by either party pursuant to the affirmative covenants set forth in Section 7.1, or the consequences of any such action, constitute, be deemed to contribute to or otherwise be taken into account in determining whether there has been an Intervening Event.

“Investor Rights Agreement” means the Investor Rights Agreement, by and among Parent and the other parties thereto, in the form set forth on Exhibit E.

“knowledge” means, with respect to Parent, the actual knowledge of any of the persons listed on Section 1.1(a) of the Parent Disclosure Schedule, and with respect to the Company, the actual knowledge of any of the persons listed on Section 1.1(a) of the Company Disclosure Schedule.

“Material Adverse Effect” means, with respect to any person, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would have a material adverse effect on the business, properties, results of operations or financial condition of such person and its Subsidiaries taken as a whole (provided, however, that Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in GAAP or applicable regulatory accounting requirements or official interpretations thereof, (B) changes, after the date hereof, in Laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic, market (including equity, credit and debt markets, as well as changes in interest rates) or other general industry-wide conditions affecting the industries in which such person and its Subsidiaries operates, (D) the announcement, existence or pendency of this Agreement or the transactions contemplated hereby if, as to the Company, arising from the identity of Parent or any of its Affiliates, and if, as to Parent, arising from the identity of Company or any of its Affiliates (provided that this clause (D) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution or announcement of or performance under this Agreement or the consummation of the transactions contemplated hereby), (E) a decline in the trading price of such person’s common stock, if applicable, or the failure, in and of itself, to meet earnings projections, earnings guidance, budgets, expectations, estimates or internal financial forecasts, but not, in either case, including any underlying causes thereof to the extent not otherwise excluded pursuant to subclauses (A) through (I), (F) disasters (including hurricanes, tornadoes, floods, fires, explosions, earthquakes and weather-related events) or other acts of God, curfews, riots, demonstrations or public disorders or any escalation or worsening thereof after the date hereof (G) any epidemic, pandemic or disease outbreak (including COVID-19) or worsening thereof, including commercially reasonable responses thereto (including the COVID-19 Measures); (H) any action taken (or omitted to be taken) by a party or any of its Subsidiaries at the written request of the other party; and (I) any action taken (or omitted to be taken) by a party or any of its Subsidiaries that is expressly required to be taken (or omitted to be taken) pursuant to this Agreement; except, with respect to subclause (A), (B), (C), (F) or (G) to the extent that the effects of such change are materially disproportionately adverse to the business, properties, results of operations or financial condition of such person and its Subsidiaries, taken as a whole, as compared to other companies in the industries in which such person and its Subsidiaries, taken as a whole, operate).

“Mixed Designation” with respect to a share of Company Common Stock means a designation by the holder of such share, provided by the Company to Parent no later than the Designation Deadline, to the effect that such share is a Mixed Designation Share.

“Organizational Documents” means the articles of incorporation, certificate of incorporation, charter, bylaws, articles of formation, certificate of formation, regulations, operating agreement, certificate of limited partnership, partnership agreement, limited liability company agreement, stockholders’ agreement, and all other similar documents, instruments, agreements or certificates executed, adopted or filed in connection with the creation, formation, governance or organization of a person, including any amendments thereto.

“person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Personal Data” means a natural person’s name, street address, telephone number, e-mail address, photograph, identification number, social security number, government-issued identifier or tax identification number, driver’s license number, passport number, credit card number, bank information, Internet protocol address, device identifier or any other piece of information that, alone or together with other information held by a party and its Subsidiaries, allows the identification of a natural person.

“Proceedings” means all actions, suits, claims, hearings, arbitrations, litigations, mediations, audits, investigations, examinations or other similar proceedings, in each case, by or before any Governmental Entity.

“Registered Intellectual Property” means all United States, international or foreign (i) issued Patents and Patent applications; (ii) registered Marks and applications to register Marks; (iii) registered Copyrights and applications for Copyright registration; and (iv) any other Intellectual Property right that is subject to any filing or recording with any Governmental Entity or other public or quasi-public legal authority (including domain names).

“Representative” means, with respect to any person, any Subsidiary of such person and such person’s and each of its respective Subsidiaries’ directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives.

“Requisite Regulatory Approvals” shall mean the expiration or termination of the applicable waiting period (and any extension thereof) under the HSR Act and all regulatory authorizations, consents, clearances, orders, approvals or expirations of applicable waiting periods under merger control statutes set forth on Section 1.1(b) of the Parent Disclosure Schedule.

“Specified Circumstance” shall be deemed to exist if: (a) any of the conditions set forth in Section 8.1(c) of the Agreement is not satisfied and has not been waived; or (b) as a result of a challenge, suit, action or legal proceeding brought by a Governmental Entity under any applicable Competition Laws or by any Governmental Entity, any of the conditions set forth in Section 8.1(c) or 8.1(d) of the Agreement is not satisfied and has not been waived.

“Spinoff Filings” means the Form 10-12B filed by Concentrix Corporation, including all amendments thereto, together with all other registration statements, prospectuses, reports, schedules, forms, statements, certifications and other documents (including exhibits and all other information incorporated therein) filed by Parent or Concentrix Corporation in connection with the distribution of 51,602,280 common stock to holders of Parent Common Stock.

“Stock Designation” with respect to a share of Company Common Stock means a designation by the holder of such share, provided by the Company to Parent no later than the Designation Deadline, to the effect that such share is designated to receive the Stock Designation Consideration.

“Subsidiary” when used with respect to any person, means any corporation, partnership, limited liability company, or other organization, whether incorporated or unincorporated, or person of which (x) such first person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (y) such first person is or directly or indirectly has the power to appoint a general partner, managing member or others performing similar functions.

“Superior Proposal” shall mean a bona fide, written Acquisition Proposal (with references to twenty percent (20%) and eighty percent (80%) being deemed to be replaced with references to fifty percent (50%)) by a third party and that does not result from a Willful Breach of Section 7.10(a), which the Board of Directors of Parent determines in good faith, after consulting with such outside advisors as it determines in good faith to be reasonably necessary consistent with its fiduciary duties, to be more favorable to Parent and its stockholders from a financial point of view than the transactions contemplated by this Agreement and is reasonably likely to be consummated in accordance with its terms, in each case, taking into account all relevant factors (including all the terms and conditions of such proposal or offer and this Agreement and any changes to the terms of this Agreement proposed by the Company pursuant to Section 7.3(c)).

“Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments (excluding tariffs and duties) together with all penalties and additions to tax and interest thereon.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, required to be supplied to a Governmental Entity.

“Trade Credit Agreement” means, with respect to any person, any Contract between such person or any of its Subsidiaries, on the one hand, and any supplier or customer of such person or any of its Subsidiaries, on the other hand, entered into in the ordinary course of business consistent with past practices and on terms consistent with such person’s current trade credit policies and practices, pursuant to which (a) such person or such Subsidiary either issues trade credit to such supplier or customer or guarantees trade credit obligations of such supplier or customer, (b) such person or such Subsidiary provides to or receives from such supplier or customer up-front rebates or discounts or “pre-bates” or (c) such supplier or customer provides financing of trade payables to such person or such Subsidiary.

“Transaction Uses” means all amounts required to (i) repay, prepay, refinance, redeem or otherwise satisfy any indebtedness of Parent, the Company or their respective Subsidiaries contemplated or required to be so repaid, prepaid, refinanced, redeemed or otherwise satisfied in connection with the consummation of the transactions contemplated by this Agreement, (ii) pay all fees and expenses payable by Parent and its Subsidiaries related to or arising out of the consummation of the transactions contemplated by this Agreement that are required to be paid as of the Closing Date and (iii) pay all other amounts required to be paid by Parent and its Subsidiaries pursuant to or in connection with this Agreement and the transactions contemplated hereby that are required to be paid as of the Closing Date.

1.2 Additional Definitions.

Page
Aggregate Cash Consideration	2.5(b)
Aggregate Stock Consideration	2.5(b)
Agreement	Preamble
Alternative Financing	7.13(b)
Alternative Financing Commitment Letter	7.13(b)
Antitrust Division	7.1(c)
Authorized Share Charter Amendment	2.7(a)
Authorized Share Charter Amendment Vote	2.7(a)
Cancelled Shares	2.5(b)
Capitalization Date	4.2(a)
Cash Designation Consideration	2.5(b)(i)
Cash Designation Share	2.5(b)(i)
Cash Merger Consideration	2.5(b)(iii)
Certificate of Corporate Merger	2.3(a)
Certificate of LLC Merger	2.3(a)
Chosen Courts	10.9(b)
Closing	2.2
Closing Date	2.2
Code	Recitals
Combined Company	2.1(b)
Commitment Letter	4.23
Company	Preamble
Company Benefit Plans	5.10(a)
Company Common Stock	Recitals
Company Contract	5.12(a)
Company Covered Customer	5.20
Company Covered Supplier	5.20
Company Disclosure Schedule	Article V
Company ERISA Affiliate	5.10(a)
Company Expenses	9.2(b)
Company Financial Statements	5.5(a)
Company Indemnified Parties	7.8(a)
Company Insiders	7.14
Company Intellectual Property	5.15(b)
Company Registered Intellectual Property	5.15(a)
Company Securities	5.2(a)
Company Subsidiary	5.1(b)
Company Subsidiary Securities	5.2(b)
Company Tax Certificate	7.7(b)
Company Tax Counsel	7.7(b)
Competition Laws	4.4
Confidentiality Agreement	7.2(b)
Contract	4.23
Copyrights	Definition of Intellectual Property
Corporate Merger	Recitals
Corporate Merger Effective Time	2.3(b)
Corporate Opportunity Charter Amendment	2.7(b)

Corporate Opportunity Charter Amendment Vote	2.7(b)
Delaware Claims	10.9(a)
Delaware Secretary	2.3(a)
DGCL	Recitals
DLLCA	Recitals
Enforceability Exceptions	4.3(a)
Environmental Laws	4.15
Environmental Permits	4.15
Equity Contribution	7.21
ERISA	4.10(a)
Exchange Act	4.5(d)
Exchange Ratio	2.5(b)(ii)
FCPA	4.12(e)
Financing	4.23
Financing Agreements	7.13(a)
FTC	7.1(c)
Government Contract	4.14
Governmental Entity	4.4
HSR Act	4.4
Laws	4.12(a)
Legacy Employee	7.6(a)
Liens	4.2(d)
LLC Merger	Recitals
LLC Merger Effective Time	2.3(b)
made available	10.6
Marks	Definition of Intellectual Property
Material to Parent	4.5(b)
Material to the Company	5.5(b)
Merger Consideration	2.5(c)
Merger Sub I	Preamble
Merger Sub I Common Stock	2.5(a)
Merger Sub II	Preamble
Mergers	Recitals
Mixed Cash Consideration	2.5(b)(iii)
Mixed Designation Share	2.5(b)(iii)
Mixed Stock Consideration	2.5(b)(iii)
Multiemployer Plan	4.10(a)
Multiple Employer Plan	4.10(d)
New Benefit Plans	7.6(a)
NYSE	4.4
OFAC	4.12(d)
Offering Document	7.13(f)(ii)
Old Certificate	2.5(c)
Parent	Preamble
Parent Benefit Plans	4.10(a)
Parent Board Recommendation	4.19

Parent Bylaws	2.8
Parent Certificate of Incorporation	2.7(a)
Parent Common Stock	Recitals
Parent Contract	4.13(a)
Parent Covered Customer	4.22
Parent Covered Supplier	4.22
Parent Disclosure Schedule	Article IV
Parent Equity Awards	4.2(a)
Parent ERISA Affiliate	4.10(a)
Parent Indemnified Parties	7.8(a)
Parent Intellectual Property	4.16(b)
Parent Meeting	7.3(b)
Parent PSU Awards	4.2(a)
Parent Qualified Plans	4.10(b)
Parent Registered Intellectual Property	4.16(a)
Parent Restricted Stock Awards	4.2(a)
Parent RSU Awards	4.2(a)
Parent SEC Reports	4.11
Parent Securities	4.2(a)
Parent Stock Options	4.2(a)
Parent Subsidiary	4.1(b)
Parent Subsidiary Securities	4.2(d)
Parent Tax Certificate	7.7(b)
PBGC	4.10(c)
Permanent Financing	7.13(d)
Post-Signing Audited Financial Statements	7.20
Post-Signing Financials	7.20
Post-Signing Quarterly Financials	7.20
Pre-Closing Tax Period	7.7(b)
Premium Cap	7.8(b)
Proxy Statement	4.4
Recommendation Change	7.3(b)
Remedy	7.1(b)
Reorganization Tax Opinion	7.7(b)
Requisite Parent Vote	4.3(a)
Sarbanes-Oxley Act	4.5(d)
Security Breach	4.12(f)
Share Issuance	4.3(a)
Spin-Off	4.9(a)
Stock Designation Consideration	2.5(b)(ii)
Stock Designation Share	2.5(b)(ii)
Stock Merger Consideration	2.5(b)(iii)
Surviving Corporation	2.1(a)
Surviving Corporation Common Stock	2.5(a)
Surviving Entity	2.1(b)
Tail Termination Fee	9.2(c)(i)
Takeover Statutes	4.18
Termination Date	9.1(c)
Termination Fee	9.2(c)(ii)
the date hereof	10.6
Trade Secrets	Definition of Intellectual Property
Treasury Regulations	Recitals
Willful Breach	9.2(a)

ARTICLE II

THE MERGER

2.1 The Mergers.

(a) On the terms and subject to the conditions set forth in this Agreement, (i) at the Corporate Merger Effective Time, Merger Sub I shall be merged with and into the Company in accordance with the DGCL and the separate corporate existence of Merger Sub I shall thereupon cease, and (ii) the Company shall be the surviving corporation in the Corporate Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and from and after the Corporate Merger Effective Time, shall be a direct wholly owned Subsidiary of Parent, and the separate corporate existence of the Company with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger as provided in the DGCL.

(b) On the terms and subject to the conditions set forth in this Agreement, (i) immediately following the Corporate Merger Effective Time and at the LLC Merger Effective Time (as defined below), the Surviving Corporation shall be merged with and into Merger Sub II in accordance with the DGCL and the DLLCA and the separate corporate existence of the Company shall thereupon cease, and (ii) Merger Sub II shall be the surviving entity in the LLC Merger (sometimes hereinafter referred to as the “Surviving Entity”) and from and after the LLC Merger Effective Time, shall remain a direct wholly owned Subsidiary of Parent (sometimes hereinafter referred to as the “Combined Company,” including in its capacity as the sole member of the Surviving Entity following the LLC Merger Effective Time), and the separate existence of Merger Sub II with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger as provided in the DGCL and the DLLCA.

2.2 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place by remote communication at 7:00 a.m., California time, at the offices of Pillsbury Winthrop Shaw Pittman LLP, on a date which shall be no later than five (5) business days after the satisfaction or waiver (to the extent permitted under applicable Law) of all of the conditions set forth in Article VIII hereof (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or permitted waiver thereof), unless another date, time or place is agreed to in writing by Parent and the Company; provided, however, that in the event the Closing would otherwise be required to occur under this Section 2.2 during the last seven (7) days of any fiscal quarter of Parent (including, for the sake of clarity, the fourth quarter), then, subject to the continued satisfaction or waiver of the conditions set forth in Article VIII, Parent shall have the option to elect to have the Closing occur instead on the earlier of (a) the first business day of the following fiscal quarter of Parent and (b) the Termination Date, unless the parties mutually agree to another date. The date on which the Closing occurs is referred to as the “Closing Date.”

2.3 Effective Times.

(a) Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file with the Secretary of State of the State of Delaware (the “Delaware Secretary”) (i) a certificate of merger relating to the Corporate Merger (the “Certificate of Corporate Merger”), executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL and (ii) a certificate of merger relating to the LLC Merger (the “Certificate of LLC Merger”), executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL and the DLLCA, and, as soon as practicable on or after the Closing Date, shall make all other filings required under the DGCL or the DLLCA or by the Delaware Secretary in connection with the Mergers.

(b) (i) The Corporate Merger shall become effective at the time that the Certificate of Corporate Merger has been duly filed with the Delaware Secretary, or at such later time as Parent and the Company shall agree and specify in the Certificate of Corporate Merger (such time hereinafter referred to as the “Corporate Merger Effective Time”) and (ii) the LLC Merger shall become effective at the time that the Certificate of LLC Merger has been duly filed with the Delaware Secretary, or at such later time as Parent and the Company shall agree and specify in the Certificate of LLC Merger (such time hereinafter referred to as the “LLC Merger Effective Time”).

2.4 Effects of the Mergers. The Mergers shall have the effects set forth in this Agreement and the applicable provisions of the DGCL and the DLLCA.

2.5 Effect of the Corporate Merger on Securities. At the Corporate Merger Effective Time, by virtue of the Corporate Merger and without any action on the part of Parent, the Company, Merger Sub I, Merger Sub II or the holders of any securities of Parent, the Company, Merger Sub I or Merger Sub II:

(a) Each share of the common stock, par value $0.001 per share, of Merger Sub I (the “Merger Sub I Common Stock”) issued and outstanding immediately prior to the Corporate Merger Effective Time shall be converted into one fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation (the “Surviving Corporation Common Stock”), with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Corporate Merger Effective Time, all certificates representing shares of Merger Sub I Common Stock shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which such shares of Merger Sub I Common Stock were converted in accordance with the immediately preceding sentence.

(b) Terms of the Exchange. Subject to Section 3.1(e), each share of Company Common Stock issued and outstanding immediately prior to the Corporate Merger Effective Time, except for shares of Company Common Stock that are owned by Parent, the Company, Merger Sub I or Merger Sub II (the “Cancelled Shares”), shall be converted into the right to receive:

(i) Cash Designation Shares: if a Cash Designation has been validly made with respect to such share of Company Common Stock and remains in effect at the Designation Deadline (a “Cash Designation Share”), an amount in cash, without interest, equal to an amount such that the sum of the Cash Designation Consideration and the Mixed Cash Consideration equals the Aggregate Cash Consideration (such consideration pursuant to this Section 2.5(b)(i), the “Cash Designation Consideration”);

(ii) Stock Designation Shares: if a Stock Designation has been validly made with respect to such share of Company Common Stock and remains in effect at the Designation Deadline (a “Stock Designation Share”), a number of validly issued, fully paid and non-assessable shares of Parent Common Stock such that the sum of the Stock Designation Consideration and the Mixed Stock Consideration equals the Aggregate Stock Consideration (the “Exchange Ratio,” and such shares pursuant to this Section 2.5(b)(ii), the “Stock Designation Consideration”); or

(iii) Mixed Designation Shares: if a Mixed Designation has been validly made with respect to such share of Company Common Stock and remains in effect at the Designation Deadline or no designation has been validly made with respect to such share of Company Common Stock which designation remains in effect at the Designation Deadline (a “Mixed Designation Share”), (A)(1) the excess of the Aggregate Cash Consideration less the aggregate Cash Designation Consideration divided by (2) the total number of Mixed Designation Shares (the “Mixed Cash Consideration” and, the aggregate Mixed Cash Consideration together with the aggregate Cash Designation Consideration, the “Cash Merger Consideration”) and (B) a number of validly issued, fully paid and non-assessable shares of Parent Common Stock equal to (1) the excess of the Aggregate Stock Consideration less the aggregate Stock Designation Consideration divided by (2) the total number of Mixed Designation Shares (the “Mixed Stock Consideration,” and the aggregate Mixed Stock Consideration together with the aggregate Stock Designation Consideration, the “Stock Merger Consideration”).

For the absence of doubt, the sum of the Cash Designation Consideration and the Mixed Cash Consideration shall equal, and shall not exceed, the Aggregate Cash Consideration, and the sum of the Stock Designation Consideration and the Mixed Stock Consideration shall equal, and shall not exceed, the Aggregate Stock Consideration. The Company shall only make Designations that, in the aggregate, comply with the limitation contained in the immediately preceding sentence. “Aggregate Cash Consideration” shall mean $1,610,000,000. “Aggregate Stock Consideration” shall mean 44,000,000 shares of Parent Common Stock. For the avoidance of doubt, any Designation may be made pursuant to this Section 2.5 with respect to fractional shares of Company Common Stock.

(c) All of the shares of Company Common Stock converted into the right to receive the Cash Merger Consideration or the Stock Merger Consideration (the “Merger Consideration”) pursuant to this Article II shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Corporate Merger Effective Time, and each certificate (each, an “Old Certificate,” it being understood that any reference herein to “Old Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Company Common Stock) previously representing any such shares of Company Common Stock shall thereafter represent only the right to receive (i) in the case of Old Certificates representing Stock Designation Shares, (A) a book-entry representing the number of whole shares of Parent Common Stock which such shares of Company Common Stock have been converted into the right to receive pursuant to this Section 2.5, (B) cash in lieu of fractional shares which the shares of Company Common Stock represented by such Old Certificate have been converted into the right to receive pursuant to this Section 2.5 and Section 3.1(e), without any interest thereon and (C) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 3.1, in each case, without any interest thereon, (ii) in the case of Old Certificates representing Cash Designation Shares, $[•] in cash, without interest thereon and (iii) in the case of Old Certificates representing Mixed Designation Shares, (A) a book-entry representing the number of whole shares of Parent Common Stock which such shares of Company Common Stock have been converted into the right to receive pursuant to this Section 2.5, (B) cash in lieu of fractional shares which the shares of Company Common Stock represented by such Old Certificate have been converted into the right to receive pursuant to this Section 2.5 and Section 3.1(e), without any interest thereon, (C) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 3.1 and (D) the amount of cash which such shares of Company Common Stock have been converted into the right to receive pursuant to this Section 2.5, in each case, without any interest thereon. If, prior to the Corporate Merger Effective Time, the outstanding shares of Company Common Stock or Parent Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities (other than pursuant to Section 7.21) as a result of a reorganization, recapitalization, reclassification, stock split or reverse stock split, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Exchange Ratio, the Stock Merger Consideration and the Cash Merger Consideration, as applicable, to give Parent and the holders of shares of Company Common Stock, the same economic effect as contemplated by this Agreement prior to such event; provided that nothing contained in this sentence shall be construed to permit Parent or the Company to take any action with respect to its securities or otherwise that is prohibited by the terms of this Agreement and provided further that cash dividends issued by Parent in the ordinary course of business consistent with past practice shall not result in any changes to the Exchange Ratio.

(d) Notwithstanding anything in this Agreement to the contrary, at the Corporate Merger Effective Time, all Cancelled Shares shall be cancelled and shall cease to exist and no Stock Merger Consideration, Cash Merger Consideration or other consideration shall be delivered in exchange therefor.

2.6 Effect of the LLC Merger on Securities. At the LLC Merger Effective Time, by virtue of the LLC Merger and without any action on the part of Parent, the Company, Merger Sub I, Merger Sub II or the holders of any securities of Parent, the Company, Merger Sub I or Merger Sub II, each share of Surviving Corporation Common Stock issued and outstanding immediately prior to the LLC Merger Effective Time shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor, and each equity interest of Merger Sub II issued and outstanding immediately prior to the LLC Merger Effective Time shall remain issued and outstanding as an equity interest of the Surviving Entity.

2.7 Certificate of Incorporation of the Combined Company.

(a) Subject to the approval of the Authorized Share Charter Amendment by the holders of a majority of the outstanding shares of Parent Common Stock (the “Authorized Share Charter Amendment Vote”), Parent shall cause the certificate of incorporation of Parent (the “Parent Certificate of Incorporation”), as in effect immediately prior to the Corporate Merger Effective Time, to be amended as set forth in Exhibit A (the “Authorized Share Charter Amendment”), effective concurrently with the Corporate Merger Effective Time.

(b) If the Corporate Opportunity Charter Amendment is approved by the holders of a majority of the outstanding shares of Parent Common Stock (the “Corporate Opportunity Charter Amendment Vote”), Parent shall cause the Parent Certificate of Incorporation, as in effect immediately prior to the Corporate Merger Effective Time, to be amended as set forth in Exhibit B (the “Corporate Opportunity Charter Amendment”), effective concurrently with the Corporate Merger Effective Time. In the event that the Corporate Opportunity Charter Amendment is not approved, the Parent Certificate of Incorporation as in effect immediately prior to the Corporate Merger Effective Time, as amended pursuant to Section 2.7(a), shall continue as the certificate of incorporation of the Combined Company from and after the Corporate Merger Effective Time, until thereafter amended in accordance with its terms and applicable Law.

2.8 Bylaws of the Combined Company. Subject to the occurrence of the Closing, Parent shall cause the Bylaws of Parent (the “Parent Bylaws”), as in effect immediately prior to the Corporate Merger Effective Time, to be amended as set forth in Exhibit C attached hereto effective concurrently with the Corporate Merger Effective Time, until thereafter amended in accordance with its terms and applicable Law.

2.9 Certificate of Incorporation and Bylaws of Surviving Corporation. At the Corporate Merger Effective Time, the certificate of incorporation of the Surviving Corporation and the bylaws of the Surviving Corporation shall be amended and restated in their entirety to be in the form of the certificate of incorporation of Merger Sub I and the bylaws of Merger Sub I, respectively, as in effect immediately prior to the Corporate Merger Effective Time (except that the reference to the incorporator will be removed), in each case until thereafter amended in accordance with their respective terms and with applicable Law.

2.10 Certificate of Formation and Limited Liability Company Agreement of Surviving Entity. At the LLC Merger Effective Time, the certificate of formation and the limited liability company agreement of Merger Sub II as in effect immediately prior to the LLC Merger Effective Time shall remain unchanged and be the certificate of formation and the limited liability company agreement of the Surviving Entity, in each case until thereafter amended in accordance with their respective terms and with applicable Law.

2.11 Directors, Managers and Officers.

(a) The directors of Merger Sub I immediately prior to the Corporate Merger Effective Time shall be the directors of the Surviving Corporation, in each case until such director’s successor is elected and qualified or such director’s earlier death, resignation or removal, in each case in accordance with the bylaws of the Surviving Corporation. The officers of Merger Sub I immediately prior to the Corporate Merger Effective Time shall be the officers of the Surviving Corporation, in each case until such officer’s successor is elected and qualified or such officer’s earlier death, resignation, retirement, disqualification or removal, in each case in accordance with the bylaws of the Surviving Corporation.

(b) The officers of Merger Sub II immediately prior to the LLC Merger Effective Time shall be the officers of the Surviving Entity, in each case until such officer’s successor is elected and qualified or such officer’s earlier death, resignation, retirement, disqualification or removal, in each case in accordance with the limited liability company agreement of the Surviving Entity.

2.12 Plan of Reorganization. This Agreement is adopted as a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code and the Treasury Regulations promulgated thereunder, pursuant to which, for such purposes, the Mergers, taken together, are intended to be treated as a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code.

2.13 Certain Post-Closing Governance Matters. Effective as of the Closing, Parent and the Board of Directors of Parent shall take such action as is necessary to (a) appoint (i) Mr. Dennis Polk as the Executive Chairman of the Board of Directors of Parent and (ii) Mr. Richard Hume as Chief Executive Officer of Parent and a member of the Board of Directors of Parent, in each case, unless he is then unable or unwilling to serve in such capacity and until his successor is duly elected and qualified and (b) otherwise constitute the Board of Directors of Parent in accordance with the terms of the Investor Rights Agreement.

ARTICLE III

EXCHANGE OF SHARES

3.1 Exchange of Shares.

(a) Upon the Corporate Merger Effective Time, each holder of record of one or more Old Certificates shall be entitled to receive in exchange therefor the Merger Consideration to which such holder of shares of Company Common Stock shall have become entitled pursuant to the provisions of Article II together with any cash in lieu of fractional shares which such holder has the right to receive in respect of the Old Certificate or Old Certificates surrendered pursuant to the provisions of this Article III and any dividends or distributions which the holder thereof has the right to receive pursuant to Section 3.1(b), and the Old Certificate or Old Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any Cash Merger Consideration, cash in lieu of fractional shares or dividends or distributions payable to holders of Old Certificates. Until surrendered as contemplated by this Section 3.1, each Old Certificate shall be deemed at any time after the Corporate Merger Effective Time to represent only the right to receive, upon surrender, the applicable Merger Consideration and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 3.1. In respect of the Stock Merger Consideration, Parent shall deliver to the applicable holders of Old Certificates, at Parent’s option, certificates or evidence of book-entry shares of Parent Common Stock payable in respect thereof.

(b) No dividends or other distributions declared with an ex dividend and record date after the Closing with respect to Parent Common Stock shall be paid to the holder of any unsurrendered Old Certificate until the holder thereof shall surrender such Old Certificate in accordance with this Article III. After the surrender of an Old Certificate in accordance with this Article III in respect of which Stock Merger Consideration is payable pursuant to Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of Parent Common Stock that the shares of Company Common Stock represented by such Old Certificate have been converted into the right to receive.

(c) If any payment of Merger Consideration is to be made in a name other than that in which the Old Certificate or Old Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Old Certificate or Old Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to Parent in advance any transfer or other similar Taxes required by reason of the payment of the applicable Merger Consideration in any name other than that of the registered holder of the Old Certificate or Old Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of Parent that such Tax has been paid or is not payable.

(d) After the Corporate Merger Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock that were issued and outstanding immediately prior to the Corporate Merger Effective Time. If, after the Corporate Merger Effective Time, Old Certificates representing such shares are presented for transfer to Parent, they shall be cancelled and exchanged for the applicable Merger Consideration as provided in this Article III.

(e) Notwithstanding anything to the contrary contained herein, no fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Old Certificates, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of the Combined Company. In lieu of the issuance of any such fractional share, the Combined Company shall pay to each former holder of shares of Company Common Stock who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing-sale prices of Parent Common Stock on the NYSE as reported by The Wall Street Journal for the consecutive period of five (5) full trading days ending on the day preceding the Closing Date by (ii) the fraction of a share (after taking into account all shares of Company Common Stock held by such holder immediately prior to the Corporate Merger Effective Time and rounded to the nearest one-thousandth when expressed in decimal form) of Parent Common Stock which such holder would otherwise be entitled to receive pursuant to Section 2.5. The parties acknowledge that payment of such cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration, but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares.

(f) None of the Company, Parent, Merger Sub I or Merger Sub II, the Surviving Entity, the Combined Company or any other person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(g) Each of the Company, Parent, Merger Sub I, Merger Sub II, the Surviving Entity and the Combined Company, and any other person that has any withholding obligation with respect to any payment made pursuant to this Agreement shall be entitled to deduct and withhold from any payment made pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under applicable Law. To the extent that amounts are so withheld and paid over to the appropriate governmental authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.

(h) In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by Parent or the Combined Company, the posting by such person of a bond in such amount as Parent or the Combined Company may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Old Certificate, Parent will pay in exchange for such lost, stolen or destroyed Old Certificate the applicable Merger Consideration and any cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT, MERGER SUB I

AND MERGER SUB II

Except (a) as disclosed in the disclosure schedule delivered by Parent, Merger Sub I and Merger Sub II to the Company concurrently herewith (the “Parent Disclosure Schedule”); provided, that (i) the mere inclusion of an item in the Parent Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Parent, Merger Sub I or Merger Sub II that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to have a Material Adverse Effect and (ii) any disclosures made with respect to a section of Article IV shall be deemed to qualify (1) any other section of Article IV specifically referenced or cross-referenced and (2) other sections of Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections (other than with respect to any items disclosed in Section 4.13(a) of the Parent Disclosure Schedule, for which an explicit reference in any other section shall be required in order to apply to such other section) or (b) as disclosed in any Parent SEC Reports filed since January 1, 2018 by Parent and publicly available prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Parent, Merger Sub I and Merger Sub II hereby represent and warrant to the Company as follows:

4.1 Corporate Organization.

(a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Parent has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. Parent is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. True and complete copies of the Organizational Documents of Parent, as in effect as of the date of this Agreement, have previously been made available by Parent to the Company. Parent has taken all necessary corporate action to amend the Parent Bylaws as set forth on Exhibit D as of the date of this Agreement.

(b) Each Subsidiary of Parent (a “Parent Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable Law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing and in which the failure to be so licensed or qualified or in good standing would reasonably be expected to have a Material Adverse Effect on Parent and (iii) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted.

(c) True and complete copies of the Organizational Documents of Merger Sub I and Merger Sub II, in each case as in effect as of the date of this Agreement, have previously been made available by Parent to the Company. There are no restrictions on the ability of any Parent Subsidiary to pay dividends or distributions except for restrictions imposed by applicable Law. Section 4.1(c) of the Parent Disclosure Schedule sets forth a true and complete list of all Parent Subsidiaries as of the date hereof. No Parent Subsidiary is in violation of any of the provisions of the Organizational Documents of such Parent Subsidiary. No Parent Subsidiary owns any capital stock of Parent. Other than the Parent Subsidiaries set forth on Section 4.1(c) of the Parent Disclosure Schedule, neither Parent nor any Parent Subsidiary owns any equity or other voting interest in any other person.

4.2 Capitalization.

(a) As of March 18, 2021 (the “Capitalization Date”), the authorized capital stock of Parent consists of 100,000,000 shares of Parent Common Stock and 5,000,000 shares of preferred stock, par value $0.001 per share, of Parent. As of the date hereof, there are (i) 54,124,723 shares of Parent Common Stock issued and outstanding (including 652,505 shares of Parent Common Stock granted in respect of awards of shares of Parent Common Stock subject to vesting, repurchase or other lapse restrictions (“Parent Restricted Stock Awards”)); (ii) 2,272,530 shares of Parent Common Stock held in treasury; (iii) 328,225 shares of Parent Common Stock reserved for issuance upon the exercise of outstanding options to purchase Parent Common Stock (“Parent Stock Options”); (iv) 161,150 shares of Parent Common Stock subject to outstanding awards of restricted stock units corresponding to Parent Common Stock subject solely to service-based vesting requirements (“Parent RSU Awards”); (v) 168,894 shares of Parent Common Stock subject to outstanding awards of restricted stock units corresponding to Parent Common Stock subject to performance-based vesting requirements (“Parent PSU Awards”, and together with the Parent RSU Awards, Parent Stock Options and Parent Restricted Stock Awards, “Parent Equity Awards”) (assuming any applicable performance targets were deemed satisfied at maximum performance); and (vi) no other shares of capital stock or other voting securities or equity interests of Parent issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of Parent may vote. Except as set forth in the first sentence of this Section 4.2(a) and for changes since the Capitalization Date resulting from (x) the exercise of Parent Stock Options outstanding on such date, (y) the vesting and settlement in accordance with their terms of Parent Restricted Stock Awards, Parent RSU Awards and Parent PSU Awards outstanding on such date, or (z) the issuance of Parent Equity Awards after such date, in each case as and to the extent permitted by Section 6.2, as of the date of this Agreement there are no issued, reserved for issuance or outstanding shares of capital stock or other voting or equity securities of or ownership interest in Parent, subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, shares of capital stock or other voting or equity securities of or ownership interest in Parent, or contracts, commitments, understandings or arrangements by which Parent may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in Parent, or that otherwise obligate Parent to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing (collectively, “Parent Securities”). Other than Parent Equity Awards, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of Parent or any Parent Subsidiary) are outstanding as of the Capitalization Date. There are no voting trusts, stockholder agreements, proxies or other agreements in effect to which Parent or any of Parent Subsidiary is a party with respect to the voting or transfer (including preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts or calls) of Parent Common Stock, capital stock or other voting or equity securities or ownership interests of Parent or granting any stockholder or other person any registration rights.

(b) All of the issued and outstanding capital stock or other equity or voting interests of Merger Sub I have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof, and is, and at the Corporate Merger Effective Time will be, owned by Parent or a Parent Subsidiary. Merger Sub I was incorporated solely for the purpose of entering into the transactions contemplated by this Agreement and, since the date of its incorporation, has not carried on any business, other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

(c) All of the issued and outstanding capital stock or other equity or voting interests of Merger Sub II have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof, and is, and at the LLC Merger Effective Time will be, owned by Parent or a Parent Subsidiary. Merger Sub II was formed solely for the purpose of entering into the transactions contemplated by this Agreement and, since the date of its formation, has not carried on any business, other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

(d) Parent owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership or voting interests of each of the Parent Subsidiaries, free and clear of any liens, claims, title defects, mortgages, pledges, charges, encumbrances and security interests whatsoever (“Liens”), except for restrictions on sale, transfer, assignment, pledge or hypothecation imposed by applicable securities Laws, and all of such shares or equity ownership or voting interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Other than the shares of capital stock or other equity ownership or voting interests described in the previous sentence, there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible into or exchangeable or exercisable for, shares of capital stock or other voting or equity securities of or ownership interests in any Parent Subsidiary, or contracts, commitments, understandings or arrangements by which any Parent Subsidiary may become bound to issue additional shares of its capital stock or other equity or voting securities or ownership interests in such Parent Subsidiary, or otherwise obligating any Parent Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire any of the foregoing (collectively, “Parent Subsidiary Securities”).

4.3 Authority; No Violation.

(a) Parent has full corporate power and authority to execute and deliver this Agreement and the Investor Rights Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Investor Rights Agreement and the consummation of the Mergers have been duly, validly and unanimously approved by the Board of Directors of Parent, the Board of Directors of Merger Sub I and the sole member of Merger Sub II, as applicable. Except for (i) the approval of the issuance of shares of Parent Common Stock pursuant to this Agreement (the “Share Issuance”) by the holders of a majority of the stock having voting power on the Share Issuance present in person or represented by proxy at a meeting of Parent stockholders duly called and held for such purpose, (ii) the receipt of the Authorized Share Charter Amendment Vote (clauses (i) and (ii), collectively, the “Requisite Parent Vote”), (iii) the receipt of the Corporate Opportunity Charter Amendment Vote, (iv) corporate proceedings required to give effect to the matters and agreements contemplated by Section 7.17 and (v) the approval of this Agreement by the sole stockholder of Merger Sub I and the sole member of Merger Sub II contemplated by Section 7.16, no other corporate proceedings on the part of Parent, Merger Sub I or Merger Sub II are necessary to approve this Agreement or the Investor Rights Agreement or to consummate the transactions contemplated hereby or thereby. This Agreement has been duly and validly executed and delivered by Parent, Merger Sub I and Merger Sub II and (assuming due authorization, execution and delivery by the Company) constitutes a valid and binding obligation of each of Parent, Merger Sub I and Merger Sub II, enforceable against each of Parent, Merger Sub I and Merger Sub II in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws of general applicability affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)). The Investor Rights Agreement will be duly and validly executed and delivered by Parent and (assuming due authorization, execution and delivery by Tiger Parent Holdings, L.P.) will constitute a valid and binding obligation of Parent in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). The shares of Parent Common Stock to be issued in the Corporate Merger have been validly authorized (subject to the receipt of the Requisite Parent Vote), and when issued, will be validly issued, fully paid and nonassessable, and no current or past stockholder of Parent will have any preemptive right or similar rights in respect thereof.

(b) Neither the execution and delivery of this Agreement or the Investor Rights Agreement by Parent, Merger Sub I or Merger Sub II, as applicable, nor the consummation by Parent, Merger Sub I or Merger Sub II of the transactions contemplated hereby or thereby (including the Mergers), nor compliance by Parent, Merger Sub I or Merger Sub II with any of the terms or provisions hereof or thereof, will (i) violate any provision of the Organizational Documents of Parent, Merger Sub I, Merger Sub II or any Parent Subsidiary or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate in any material respect any Law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Parent, Merger Sub I, Merger Sub II or any Parent Subsidiary or any of their respective properties or assets or (y) with or without consent, violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Liens upon any of the respective properties or assets of Parent, Merger Sub I, Merger Sub II or any Parent Subsidiary under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent, Merger Sub I, Merger Sub II or any Parent Subsidiary is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (y) above) for such violations, conflicts, breaches, losses of benefits, defaults, terminations or rights of termination or cancellation, acceleration rights, or Liens that, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent.

4.4 Consents and Approvals. Except for (i) the filing of any required applications, filings and notices, as applicable, with the New York Stock Exchange (the “NYSE”), (ii) the filing of any required applications, filings and notices, as applicable, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and such other consents, approvals, filings or registrations as may be required under any antitrust or competition Laws of non-U.S. jurisdictions (together with the HSR Act, collectively, “Competition Laws”), (iii) the filing by Parent with the SEC of a proxy statement in definitive form (including any amendments or supplements thereto, the “Proxy Statement”), (iv) the filing of the Certificates of Merger with the Delaware Secretary pursuant to the DGCL and the DLLCA and (v) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement and the approval of the listing of such Parent Common Stock on the NYSE, as applicable, no material consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental or regulatory authority or instrumentality or self-regulatory organization (each a “Governmental Entity”) are necessary in connection with (A) the execution and delivery by Parent, Merger Sub I or Merger Sub II of this Agreement or (B) the consummation by Parent, Merger Sub I and Merger Sub II of the Mergers or the other transactions contemplated hereby.

4.5 Financial Statements.

(a) The financial statements of Parent and the Parent Subsidiaries included (or incorporated by reference) in the Parent SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Parent and the Parent Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of Parent and the Parent Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Parent and the Parent Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

(b) Except as would not reasonably be expected to be, individually or in the aggregate, material to Parent and the Parent Subsidiaries, taken as a whole (“Material to Parent”), the pro forma financial statements included (or incorporated by reference) in the Parent SEC Reports include assumptions that provide a reasonable basis for presenting the significant effects directly attributable to the transactions and events described therein, the related pro forma adjustments give appropriate effect to those assumptions, and the pro forma adjustments reflect the proper application of those adjustments to the historical financial statement amounts in the pro forma financial statements included (or incorporated by reference) in the Parent SEC Reports. The pro forma financial statements included (or incorporated by reference) in the Parent SEC Reports comply as to form in all material respects with the applicable accounting requirements of Regulation S-X under the Securities Act and the pro forma adjustments have been properly applied to the historical amounts in the compilation of those statements.

(c) Neither Parent nor any Parent Subsidiary has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) of the type required by GAAP to be set forth on a consolidated balance sheet of Parent and the Parent Subsidiaries, except for (i) those liabilities that are reflected or reserved against on the consolidated balance sheet of Parent included in its Annual Report on Form 10-K for the fiscal year ended November 30, 2020 (including any notes thereto), (ii) liabilities incurred in the ordinary course of business consistent with past practice since November 30, 2020, or in connection with this Agreement and the transactions contemplated hereby and (iii) liabilities that would not reasonably be expected to be, individually or in the aggregate, Material to Parent.

(d) The records, systems, controls, data and information of Parent and the Parent Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership of Parent or the Parent Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership that would not reasonably be expected to be, individually or in the aggregate, Material to Parent. Parent has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to ensure that material information relating to Parent, including the Parent Subsidiaries, is made known to the chief executive officer and the chief financial officer of Parent by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”).

(e) Since January 1, 2018, neither Parent nor any of the Parent Subsidiaries, nor to the knowledge of Parent any of its or their respective directors, officers, auditors or independent accountants has received written notice of (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting.

(f) There is no reason to believe that Parent’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(g) Since January 1, 2018, (i) neither Parent nor any Parent Subsidiary, nor, to the knowledge of Parent, any director, officer, auditor, accountant or Representative of Parent or any Parent Subsidiary, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to reserves, write-downs, charge-offs and accruals) of Parent or any Parent Subsidiary or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any Parent Subsidiary has engaged in questionable accounting or auditing practices, and (ii) no employee of or attorney representing Parent or any Parent Subsidiary, whether or not employed by Parent or any Parent Subsidiary, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Parent or any Parent Subsidiary or any of their respective officers, directors, employees or agents to the Board of Directors of Parent or any committee thereof or the Board of Directors or similar governing body of any Parent Subsidiary or any committee thereof, or to the knowledge of Parent, to any director or officer of Parent or any Parent Subsidiary.

4.6 Broker’s Fees. With the exception of the engagement of Duff & Phelps, LLC, neither Parent nor any Parent Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Mergers or the other transactions contemplated by this Agreement.

4.7 Absence of Certain Changes or Events.

(a) Since November 30, 2020 through the date of this Agreement, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

(b) Since November 30, 2020 through the date of this Agreement, Parent and the Parent Subsidiaries (i) have carried on their respective businesses in all material respects in the ordinary course of business consistent with past practice, except for any commercially reasonable actions that were taken or not taken in response to COVID-19, including any COVID-19 Measures and (ii) have not taken any action that, if taken after the date hereof, would constitute a breach of or require the consent of the Company under Section 6.2.

4.8 Legal and Regulatory Proceedings.

(a) Except as would not reasonably be expected to, either individually or in the aggregate, be Material to Parent, neither Parent nor any Parent Subsidiary is a party to any, and there are no outstanding or pending or, to the knowledge of Parent, threatened in writing, Proceedings of any nature against Parent or any Parent Subsidiary or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b) Except as would not reasonably be expected to, either individually or in the aggregate, be Material to Parent, there is no injunction, order, judgment, decree, or regulatory restriction imposed upon Parent, any Parent Subsidiary or the assets of Parent or any Parent Subsidiary (or that, upon the consummation of the Mergers, would apply to the Surviving Entity, the Combined Company or any of their respective Subsidiaries).

4.9 Taxes and Tax Returns.

(a) Except as would not reasonably be expected to be, individually or in the aggregate, Material to Parent:

(i) each of Parent and the Parent Subsidiaries has duly and timely filed with the appropriate taxing authority (taking into account all applicable extensions) all Tax Returns required by applicable Law to be filed with respect to each of Parent and the Parent Subsidiaries in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all respects;

(ii) neither Parent nor any Parent Subsidiary is the beneficiary of any extension of time within which to file any Tax Return (other than extensions to file Tax Returns obtained in the ordinary course) nor has been granted any extension or waiver of the limitation period applicable to any Tax that remains in effect;

(iii) all Taxes of Parent and the Parent Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid (taking into account all applicable extensions);

(iv) each of Parent and the Parent Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, stockholder, independent contractor or other third party and has complied with all applicable information reporting requirements;

(v) neither Parent nor any Parent Subsidiary has received written notice of any Tax assessment or proposed Tax assessment, and there are no threatened in writing or pending disputes, actions, suits, claims, audits, investigations, examinations or other proceedings regarding any Tax of Parent and the Parent Subsidiaries or the assets of Parent and the Parent Subsidiaries, nor has any claim for additional Tax been asserted in writing by any taxing authority (except in each case as disclosed in the Parent SEC Reports or not required to be disclosed in the Parent SEC Reports);

(vi) since January 1, 2016, no claim has been made in writing by any taxing authority in a jurisdiction where Parent or any Parent Subsidiary has not filed income or franchise Tax Returns that it is or may be subject to income or franchise Tax by such jurisdiction; and

(vii) neither Parent nor any Parent Subsidiary is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Parent and the Parent Subsidiaries or customary Tax indemnification provisions in commercial agreements entered into in the ordinary course and not primarily related to Taxes).

(b) Neither Parent nor any Parent Subsidiary has any liability for the Taxes of any person (other than Parent or any Parent Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor or by contract.

(c) Other than the distribution of all of the outstanding stock of Concentrix Corporation by Parent on December 1, 2020 (the “Spin-Off”), neither Parent nor any Parent Subsidiary has been, within the past three (3) years a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code.

(d) Neither Parent nor any of the Parent Subsidiaries (including Merger Sub I and Merger Sub II) has taken any action or agreed to take any action, and neither Parent nor any of the Parent Subsidiaries (including Merger Sub I and Merger Sub II) is aware of any fact or circumstance, that (i) could reasonably be expected to impede or prevent the Mergers from being treated as a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) cause the Spin-Off to fail to qualify as a tax-free distribution under Sections 355 and 361 of the Code to Parent and the holders of Parent Common Stock that received stock of Concentrix Corporation in the Spin-Off (except with respect to any cash received in lieu of fractional shares) or (iii) could reasonably be expected to breach Section 7.03 of the Tax Matters Agreement between Parent and Concentrix Corporation, dated as of November 30, 2020.

(e) Neither Parent nor any Parent Subsidiary has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(f) At no time during the past five (5) years has Parent been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(g) There is no Lien on any of the assets or properties of Parent or any Parent Subsidiary as a result of a failure or alleged failure to pay any Tax.

(h) Parent and its Subsidiaries are not bound with respect to the current or any future taxable period by any closing agreement (within the meaning of Section 7121(a) of the Code) or other written agreement with a taxing authority.

(i) Notwithstanding any other provision of this Agreement, it is agreed and understood that no representation or warranty is made by Parent in this Agreement with respect to Taxes, other than the representations in this Section 4.9 and Section 4.10 (to the extent related to Taxes or Tax Returns).

4.10 Employees.

(a) Each Parent Benefit Plan (as defined below) has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Code. For purposes of this Agreement, the term “Parent Benefit Plans” means any plan, program, policy, practice, contract, agreement or other arrangement constituting an employee benefit plan (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, or providing for any compensation, equity, bonus or incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, termination pay, change in control compensation, retention, employment, fringe benefits, welfare benefits, or other benefit or perquisite with respect to which Parent or any Subsidiary or any trade or business of Parent or any Parent Subsidiary, whether or not incorporated, all of which together with Parent would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “Parent ERISA Affiliate”), is a party or has any current or future obligation or that are maintained, contributed to or sponsored by Parent or any Parent Subsidiary or any Parent ERISA Affiliate for the benefit of any current or former employee, officer, director, independent contractor or other service provider of Parent or any Parent Subsidiary or any Parent ERISA Affiliate, excluding, in each case, any “multiemployer plan” within the meaning of Section 4001(a) of ERISA (a “Multiemployer Plan”). With respect to each material Parent Benefit Plan, Parent has made available to the Company (i) a copy of the applicable plan or governing document or, with respect to any such plan that is not in writing, a written summary of all material plan terms; and all amendments or material supplements to any such plan; (ii) where applicable, copies of any related trust agreements, insurance contracts or other funding arrangements; and (iii) a copy of the most recent actuarial valuation report, if applicable.

(b) The IRS has issued a favorable determination or opinion letter with respect to each Parent Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Parent Qualified Plans”) and the related trust, which letter has not been revoked (nor, to the knowledge of Parent, has revocation been threatened in writing), and, to the knowledge of Parent, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Parent Qualified Plan or the related trust.

(c) With respect to any Parent Benefit Plan subject to Title IV of ERISA to which Parent, the Parent Subsidiaries or any of their respective Parent ERISA Affiliates has any liability or contributes: (i) no liability under Title IV of ERISA has been incurred that has not been satisfied in full and no condition exists that is likely to cause Parent, any Parent Subsidiaries or any of their respective Parent ERISA Affiliates to incur liability thereunder, other than liability for premiums due to the Pension Benefit Guaranty Corporation (“PBGC”) (which premiums have been paid when due), (ii) no failure to satisfy the “minimum funding standards” within the meaning of Section 302 of ERISA and Section 412 of the Code (whether or not waived) has occurred, (iii) no “reportable event” (as defined in Section 4043 of ERISA), whether or not waived, has occurred or is reasonably expected to result, (iv) all contributions required to be made to any such plan have been timely made, (v) there has been no determination that any such plan is, or is expected to be, in “at risk” status (within the meaning of Section 303 of ERISA), and (vi) no notice from the PBGC relating to the funded status of any such plan or any transfer of assets and liabilities from any such plan in connection with the transactions contemplated herein has been received.

(d) Neither Parent nor any Parent ERISA Affiliate has ever maintained, established, sponsored, participated in, or contributed to, any Multiemployer Plan, “multiple employer plan” as defined in ERISA or the Code (a “Multiple Employer Plan”), or a “funded welfare plan” within the meaning of Section 419 of the Code.

(e) No Parent Benefit Plan provides for any post-employment or post-retirement welfare benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code, other than subsidized COBRA under Parent Benefit Plans for not longer than two (2) years following termination of employment.

(f) Except as would not reasonably be expected to be, individually or in the aggregate, Material to Parent, all contributions required to be made to any Parent Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Parent Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Parent.

(g) There are no pending or threatened, in writing, claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to Parent’s knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against the Parent Benefit Plans, any fiduciaries thereof with respect to their duties to the Parent Benefit Plans or the assets of any of the trusts under any of the Parent Benefit Plans that would reasonably be expected to result in any material liability of Parent or any Parent Subsidiary to the PBGC, the IRS, the Department of Labor, any participant in a Parent Benefit Plan, or any other party.

(h) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) entitle any current or former employee, officer, director or other service provider of Parent or any Parent Subsidiary to severance pay or result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, or accelerate the timing of, any payment, right or other benefit to any employee, officer, director or other service provider of Parent or any Parent Subsidiary, including, without limitation, any “excess parachute payment” within the meaning of Section 280G of the Code.

(i) No Parent Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code, or otherwise (except for any routine gross-up or reimbursement of Taxes pursuant to any expatriate arrangements in the ordinary course of business that relate to Taxes other than under Sections 409A and 4999 of the Code).

(j) Except as would not reasonably be expected to be, individually or in the aggregate, Material to Parent, each Parent Benefit Plan that is mandated by applicable Law or by a Governmental Entity outside of the United States or that is subject to the laws of a jurisdiction outside of the United States (i) has been maintained in accordance with all applicable requirements, (ii) that is intended to qualify for special Tax treatment, meets all the requirements for such treatment, and (iii) that is required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles.

(k) There are no pending or, to Parent’s knowledge, threatened in writing, material labor grievances or material unfair labor practice claims or charges against Parent or any Parent Subsidiary, or any strikes or other material labor disputes against Parent or any Parent Subsidiary. Neither Parent nor any Parent Subsidiary is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Parent or any Parent Subsidiary and, to the knowledge of Parent, there are no organizing efforts by any union or other group seeking to represent any employees of Parent or any Parent Subsidiary. Parent and each Parent Subsidiary is, and have been at all times since January 1, 2018, in compliance in all material respects with all applicable Laws in respect of employment and employment practices, including terms and conditions of employment and wages and hours, employment discrimination, employee classification, workers’ compensation, family and medical leave, immigration and occupational safety and health requirements.

4.11 SEC Reports. Parent has filed or furnished all required registration statements, prospectuses, reports, schedules, forms, statements, certifications and other documents (including exhibits and all other information incorporated therein, regardless of when such exhibits and other information were filed) with the SEC since January 1, 2018 (the “Parent SEC Reports”). As of their respective dates, the Parent SEC Reports and the Spinoff Filings complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to the Parent SEC Reports and the Spinoff Filings, as applicable, and none of the Parent SEC Reports or the Spinoff Filings when filed and at their respective effective times, if applicable, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Parent SEC Reports, and, to the knowledge of Parent, none of the Parent SEC Reports is the subject of any outstanding SEC investigation. No Parent Subsidiary is required to file reports with the SEC pursuant to the requirements of the Exchange Act.

4.12 Compliance with Applicable Law.

(a) The businesses of Parent and the Parent Subsidiaries have not been since January 1, 2018, and are not being, conducted in violation of any applicable federal, state, local, foreign, international or transnational law, statute, ordinance, common law, rule, regulation, standard, judgment, determination, order, writ, injunction, decree, arbitration award, treaty, agency requirement, authorization, license or permit of any Governmental Entity (“Laws”), except as would not, either individually or in the aggregate, reasonably be expected to be Material to Parent.

(b) Except with respect to regulatory matters covered by Section 7.1, no investigation or review by any Governmental Entity with respect to Parent or any Parent Subsidiary is pending or, to the knowledge of Parent, threatened in writing, nor has Parent received any notice or communication of material noncompliance with any such Laws that has not been cured as of the date of this Agreement, in each case, except as would not, individually or in the aggregate, reasonably be expected to be Material to Parent.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be Material to Parent, (i) Parent and each Parent Subsidiary has obtained and is in compliance with all licenses necessary for it to own, lease or operate its properties, rights and other assets and to conduct its business and operations as currently conducted in all material respects, (ii) all such licenses are in full force and effect in all material respects, and (iii) to Parent’s knowledge, there is not currently threatened in writing any revocation, adverse modification or cancellation of any material license.

(d) Except as, individually or in the aggregate, would not reasonably be expected to be Material to Parent, since January 1, 2018, Parent and each Parent Subsidiary has at all times conducted all export transactions in accordance with (i) all applicable U.S. export and re-export controls, including the United States Export Administration Act, Export Administration Regulations, the Arms Export Control Act and the International Traffic in Arms Regulations, (ii) statutes, executive orders and regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) and the United States Department of State, (iii) import control statutes and regulations administered by the Department of Homeland Security, U.S. Customs and Border Protection, (iv) the anti-boycott regulations administered by the United States Department of Commerce and the U.S. Department of the Treasury, and (v) all applicable sanctions, export and import controls and anti-boycott Laws of all other countries in which the business of Parent or any Parent Subsidiary is conducted. Except as, individually or in the aggregate, would not reasonably be expected to be Material to Parent, neither Parent nor any Parent Subsidiary has been since January 1, 2018 or currently is the subject of a charging letter or penalty notice issued, or to the knowledge of Parent, an investigation conducted, by a Governmental Entity pertaining to the above statutes or regulations, nor are there any currently pending internal investigations by Parent pertaining to such matters. Neither Parent nor any Parent Subsidiary is currently designated as a sanctioned party under sanctions administered by OFAC, nor are they owned fifty percent (50%) or more by an individual or entity that is so designated. Neither Parent nor any Parent Subsidiary, or, to Parent’s knowledge, any directors, officers, employees, independent contractors, consultants, agents and other Representatives thereof, located, organized or resident in, or doing business in, a country or region that is the target of comprehensive OFAC sanctions (as of the date of this Agreement, including Cuba, Iran, North Korea, Syria and the Crimea region of Ukraine).

(e) Except as, individually or in the aggregate, would not reasonably be expected to be Material to Parent, Parent, the Parent Subsidiaries and their respective officers, directors, employees, and to the knowledge of Parent, its other Representatives are, and since January 1, 2018 have been, in compliance in all material respects with: (i) the provisions of the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. §§ 78dd-1, et seq.) (“FCPA”), as if its foreign payments provisions were fully applicable to Parent, the Parent Subsidiaries and their respective Representatives, and (ii) the provisions of all anti-bribery, anti-corruption and anti-money laundering Laws of each jurisdiction in which Parent and the Parent Subsidiaries operate or have operated and in which any agent thereof is conducting or has conducted business involving Parent. No proceeding by or before any Governmental Entity involving Parent, any Parent Subsidiary or any of their respective officers, directors, employees, and to the knowledge of Parent, its agents, advisors and representatives, involving the FCPA or any anti-bribery, anti-corruption or anti-money laundering Law is pending or, to the knowledge of Parent, threatened in writing, except as, individually or in the aggregate, would not reasonably be expected be Material to Parent.

(f) Parent maintains an information privacy and security program, including written policies, that maintains reasonable measures to protect the privacy, confidentiality and security of all Personal Data required to be protected by applicable law against any (i) loss or misuse of Personal Data, (ii) unauthorized or unlawful operations performed upon Personal Data, or (iii) other act or omission that compromises the security or confidentiality of Personal Data (clauses (i) through (iii), a “Security Breach”). To the knowledge of Parent, since January 1, 2018, Parent has not experienced any Security Breach that would, individually or in the aggregate, reasonably be expected to be Material to Parent. To the knowledge of Parent, there are no data security or other technological vulnerabilities with respect to its information technology systems or networks that, individually or in the aggregate, would reasonably be expected to be Material to Parent.

4.13 Certain Contracts.

(a) Except as set forth in Section 4.13(a) of the Parent Disclosure Schedule, as of the date hereof, neither Parent nor any Parent Subsidiary is a party to or bound by any Contract, excluding any Parent Benefit Plan, that has not expired or been terminated as of the date of this Agreement (such that none of its provisions remains in force or effect, other than provisions of the type that customarily survive pursuant to their terms and that are not expected to give rise to material liability or materially restrict the business of Parent) and that is:

(i) a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii) any Contract that imposes any material restriction on the right or ability of Parent or any Parent Subsidiary to compete with any other person (or in any line of business, market or geographical area), or which materially prohibits or impairs any business practice of Parent or any Parent Subsidiary;

(iii) any Contract with a material customer that expressly obligates Parent or any Parent Subsidiary to conduct business with any third party on an exclusive basis;

(iv) any Contract relating to indebtedness for borrowed money of (or guarantees thereof by) Parent or any of the Parent Subsidiaries having an outstanding or committed principal amount (or a guarantee thereof) in excess of $200,000,000 (other than (A) Trade Credit Agreements and (B) any such indebtedness owed by Parent or any wholly owned Parent Subsidiary to Parent or any wholly owned Parent Subsidiary, and guarantees thereof);

(v) any Contract that provides for the acquisition or disposition of any assets (other than acquisitions or dispositions of inventory or other assets held for sale in the ordinary course of business) or business (whether by merger, sale of stock, sale of assets or otherwise) or capital stock or other equity interests of any person or any Contract relating to the acquisition or disposition of assets or businesses with any outstanding obligations as of the date of this Agreement, in each case with a value in excess of $25,000,000;

(vi) any material joint venture, partnership or limited liability company agreement or other similar material Contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company, other than any such Contract solely between Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries;

(vii) any Contract pursuant to which Parent or any of the Parent Subsidiaries has an obligation to make an investment in or loan to any other person (other than in or to any wholly owned Parent Subsidiary), in each case with an aggregate value in excess of $25,000,000, other than Trade Credit Agreements;

(viii) any material non-trade Contract that contemplates or involves the payment by or to Parent or any of the Parent Subsidiaries in an amount in excess of $25,000,000 in the aggregate in fiscal year 2020;

(ix) any Contract that is a settlement, conciliation or similar agreement with any Governmental Entity that has or would reasonably be expected to affect Parent’s operations in any material respect or pursuant to which Parent or any of the Parent Subsidiaries will have any outstanding obligation after the date of this Agreement with a value in excess of $10,000,000, other than with a Governmental Entity in its capacity as a customer of Parent or any of the Parent Subsidiaries;

(x) any Contract that is a material settlement that restricts in any material respect the operations or conduct of Parent or any of the Parent Subsidiaries; and

(xi) any Contract with a Parent Covered Customer or a Parent Covered Supplier.

Each Contract of the type required to be set forth in Section 4.13(a) of the Parent Disclosure Schedule, whether or not set forth in the Parent Disclosure Schedule, is referred to herein as a “Parent Contract.” Parent has made available to the Company true, correct and complete copies of each Parent Contract in effect as of the date hereof, excluding any schedules, annexes, exhibits, work orders, statements of work or other ancillary documents with respect to any such Parent Contracts that are no longer in force or effect or do not contain terms that are, individually or in the aggregate, Material to Parent.

(b) (i) Each Parent Contract is valid and binding on Parent or one of the Parent Subsidiaries, as applicable, and is in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent, (ii) each of Parent and the Parent Subsidiaries have complied with and performed all obligations required to be complied with or performed by any of them to date under each Parent Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent, (iii) to the knowledge of Parent, each third-party counterparty to each Parent Contract has complied with and performed all obligations required to be complied with and performed by it to date under such Parent Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent, (iv) neither Parent nor any Parent Subsidiary has knowledge of, or has received notice of, any violation of any Parent Contract by any of the other parties thereto which would reasonably be expected to be Material to Parent and (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a breach or default on the part of Parent or any Parent Subsidiary or, to the knowledge of Parent, any other party thereto, of or under any such Parent Contract, except where such breach or default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent.

4.14 Government Contracts. Except as, individually or in the aggregate, would not reasonably be expected to be Material to Parent, (a) each (i) material contract with any Governmental Entity, any prime contractor of a Governmental Entity in its capacity as a prime contractor or any higher-tier subcontractor with respect to any such contract or (ii) contract that requires access to classified information with a Governmental Entity, any prime contractor of a Governmental Entity in its capacity as a prime contractor or any subcontractor, in each case that is to be performed in whole or in part after the date of this Agreement (each, a “Government Contract”) to which Parent or any Parent Subsidiary is a party was legally awarded, is binding on Parent or the applicable Parent Subsidiary, and is in full force and effect, (b) no such Government Contract or offer, quotation, bid or proposal to sell products or services made by Parent or any of the Parent Subsidiaries to any Governmental Entity or any prime contractor is currently the subject of bid or award protest proceedings, (c) Parent and the Parent Subsidiaries are in compliance with the terms and conditions of each such Government Contract or offer, quotation, bid or proposal, (d) since January 1, 2018, neither a Governmental Entity nor any prime contractor or subcontractor has notified Parent or any of the Parent Subsidiaries in writing that it has, or is alleged to have, breached or violated any applicable Law, representation, certification, disclosure, clause, provision or requirement pertaining to any such Government Contract or offer, quotation, bid or proposal, (e) since January 1, 2018, neither Parent nor any of the Parent Subsidiaries has made any voluntary disclosure (or mandatory disclosure pursuant to Federal Acquisition Regulation 52.203-13) to any Governmental Entity with respect to any alleged irregularity, misstatement, omission, fraud or price mischarging, or other violation of applicable Law, arising under or relating to a Government Contract, (f) none of Parent, any of the Parent Subsidiaries or any of their respective “Principals” (as defined in Federal Acquisition Regulation 52.209-5) has been debarred, suspended, declared nonresponsible or ineligible, or excluded, or to the knowledge of Parent, proposed for debarment, suspension or exclusion, from participation in or the award of contracts or subcontracts for or with any Governmental Entity or doing business with any Governmental Entity and (g) neither Parent nor any of the Parent Subsidiaries, nor any of their respective directors or officers, nor to the knowledge of Parent, any other of their employees, is or has been under administrative, civil or criminal investigation, indictment or information by any Governmental Entity with respect to the award or performance of any Government Contract, the subject of any actual or, to the knowledge of Parent, threatened in writing, “whistleblower” or “qui tam” lawsuit, or audit (other than a routine contract audit) or investigation of Parent or any of the Parent Subsidiaries, with respect to any Government Contract.

4.15 Environmental Matters. Except as would not reasonably be expected to be, either individually or in the aggregate, Material to Parent, (a) Parent and each of the Parent Subsidiaries are, and since January 1, 2018 have been, in compliance with applicable Laws (i) relating to pollution or the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or any exposure to or release of, or the management of (including the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production or disposal of) any Hazardous Materials or (ii) that regulate, impose liability (including for enforcement, investigatory costs, cleanup, removal or response costs, natural resource damages, contribution, injunctive relief, personal injury or property damage) or establish standards of care with respect to any of the foregoing (collectively, “Environmental Laws”), and each has, or has applied for, and is and since January 1, 2018 has been in compliance with, all permits required under Environmental Law (collectively, “Environmental Permits”) necessary for the conduct and operation of their respective businesses, including as presently conducted, (b) since January 1, 2018 (or prior to such time to the extent unresolved) none of Parent or any of the Parent Subsidiaries has received any written notice, demand, letter or claim alleging that Parent or such Parent Subsidiary is in violation of, or liable under, any Environmental Law, (c) none of Parent or any of the Parent Subsidiaries is subject to any judgment, decree, action, injunction or judicial order relating to compliance with, or liability under, Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials, and (d) there has been no release or disposal of, no contamination by, and no exposure of any person to, any Hazardous Materials so as to give rise to any liability under Environmental Laws for Parent or any of the Parent Subsidiaries.

4.16 Intellectual Property.

(a) Section 4.16(a) of the Parent Disclosure Schedule contains an accurate and complete list, as of the date hereof, of the Registered Intellectual Property that is owned or purported to be owned by, or registered in the name of, Parent or a Parent Subsidiary (the “Parent Registered Intellectual Property”). No registrations or applications for Parent Registered Intellectual Property have expired or been canceled or abandoned except in accordance with the expiration of the term of such rights or in the ordinary course of business, except as would not reasonably be expected to be, individually or in the aggregate, Material to Parent.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, Material to Parent, Parent and the Parent Subsidiaries (i) exclusively own all Intellectual Property that Parent and the Parent Subsidiaries, each as applicable, own or purport to own (the “Parent Intellectual Property”), in each case, free and clear of all Liens (except for Permitted Encumbrances and Liens securing indebtedness of Parent and its Subsidiaries that will be released at Closing) and the consummation of the transactions contemplated hereby will not adversely affect such ownership and (ii) have the valid and enforceable rights to any other Intellectual Property owned by a third party as may be necessary for the conduct of the business of Parent as it relates to the resale or distribution of such third party’s products by Parent or the Parent Subsidiaries.

(c) Except as would not reasonably be expected to be, individually or in the aggregate, Material to Parent, Parent has taken commercially reasonable measures to maintain the confidentiality of Parent’s material Trade Secrets. Except as would not reasonably be expected to be, individually or in the aggregate, Material to Parent, all persons who have participated in the creation or development of any material Intellectual Property for Parent or any of the Parent Subsidiaries have executed and delivered to Parent a valid and enforceable written Contract providing for (i) the non-disclosure by such person or entity of Trade Secrets of Parent or the Parent Subsidiaries and (ii) the assignment by such person (by way of a present grant of assignment) to Parent or one of the Parent Subsidiaries of all right, title and interest in and to such Intellectual Property. To the knowledge of Parent, no person or entity is in breach of any such Contract, except as would not reasonably be expected to be, individually or in the aggregate, Material to Parent.

(d) Except as would not reasonably be expected to be, individually or in the aggregate, Material to Parent, (i) to the knowledge of Parent, the conduct of the business of Parent and the Parent Subsidiaries does not infringe, violate or constitute misappropriation of, and since January 1, 2018, has not infringed, violated or constituted misappropriation of, any Intellectual Property of any third person, provided that no representation or warranty is made with respect to any third person’s products (including any third person’s products that are distributed, supported or resold by Parent or the Parent Subsidiaries); (ii) to the knowledge of Parent, as of the date hereof, no third person is infringing, violating, or misappropriating any material Parent Intellectual Property and (iii) as of the date hereof, there is no pending claim or asserted claim in writing (including any “cease and desist” letters and invitations to license), and since January 1, 2018, Parent and the Parent Subsidiaries have received no claim or asserted claim in writing asserting that Parent or any of the Parent Subsidiaries have infringed, violated or misappropriated, or is infringing, violating or misappropriating any Intellectual Property rights of any third person.

(e) Except as would not, individually or in the aggregate, reasonably be expected to be Material to Parent, Parent does not distribute source code of any Parent owned software, the confidential and proprietary nature of the source code to which is material to Parent’s business, taken as a whole, to third parties pursuant to any license that, based on the way that material proprietary software is distributed by Parent, requires Parent to also license or make available to such third party any material source code owned by Parent.

4.17 Related Party Transactions. As of the date of this Agreement, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Parent or any Parent Subsidiary, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Parent or any Parent Subsidiary or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Parent Common Stock (or any of such person’s immediate family members or affiliates) (other than the Parent Subsidiaries) on the other hand, of the type required to be reported in any Parent SEC Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been disclosed therein.

4.18 State Takeover Laws. The Board of Directors of Parent, the Board of Directors of Merger Sub I and the sole member of Merger Sub II have approved this Agreement and the transactions contemplated hereby and have taken all such other necessary actions as required to render inapplicable to such agreements and transactions the provisions of any potentially applicable takeover laws of any state, including any “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” law or any similar provisions of the Organizational Documents of Parent, Merger Sub I or Merger Sub II, as applicable (collectively, with any similar provisions of the Organizational Documents of the Company, the “Takeover Statutes”).

4.19 Parent, Merger Sub I and Merger Sub II Board Recommendations. The Board of Directors of Parent has duly and unanimously adopted resolutions (a) determining that this Agreement and transactions contemplated hereby, including the Share Issuance, the Charter Amendments and the Mergers, are fair to, and in the best interests of, Parent and the holders of shares of Parent Common Stock, (b) approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Share Issuance, the Charter Amendments and the Mergers, on the terms and subject to the conditions set forth in this Agreement, (c) directing that the Share Issuance and the Charter Amendments be submitted to the holders of shares of Parent Common Stock for their approval and adoption, and (d) recommending that the holders of shares of Parent Common Stock vote in favor of the approval of the Share Issuance and the Charter Amendments on the terms and subject to the conditions set forth in this Agreement (the “Parent Board Recommendation”), which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted by Section 7.3. The Board of Directors of Merger Sub I has duly adopted resolutions (i) determining that this Agreement and transactions contemplated hereby, including the Mergers, are fair to, and in the best interests of, Merger Sub I, and Parent as the sole stockholder of Merger Sub I, (ii) approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Mergers, on the terms and subject to the conditions set forth in this Agreement, (iii) directing that this Agreement be submitted to Parent as the sole stockholder of Merger Sub I for its adoption, and (iv) recommending that Parent as the sole stockholder of Merger Sub I adopt this Agreement. Parent, as the sole member of Merger Sub II has duly adopted resolutions (i) determining that this Agreement and transactions contemplated hereby, including the Mergers, are fair to, and in the best interests of, Parent and Merger Sub II, and (ii) approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Mergers, on the terms and subject to the conditions set forth in this Agreement.

4.20 Opinion. Prior to the execution of this Agreement, Duff & Phelps, LLC has delivered to Parent its opinion, in writing or orally (in which case such opinion will be subsequently confirmed in writing), to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration is fair, from a financial point of view, to Parent. Such opinion has not been materially amended or rescinded as of the date of this Agreement.

4.21 Parent Information. The information relating to Parent and the Parent Subsidiaries or that is provided by Parent or the Parent Subsidiaries or their respective Representatives for inclusion in the Proxy Statement, or in any other document filed with the SEC in connection with the transactions contemplated hereby, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement (except for such portions thereof that relate only to the Company or any Company Subsidiary) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. Any information relating to Parent and the Parent Subsidiaries or that is provided by Parent or the Parent Subsidiaries or their respective Representatives for inclusion in any document, instrument or certificate filed with any Governmental Entity with respect to Competition Laws in connection with the transactions contemplated hereby will comply in all material respects with the Laws applicable thereto.

4.22 Customers and Suppliers. Since January 1, 2020 through the date of this Agreement, Parent and the Parent Subsidiaries have not received any written notice from any Parent Covered Customer or Parent Covered Supplier that such Parent Covered Customer or Parent Covered Supplier intends to discontinue or substantially reduce its relationship with Parent or any Parent Subsidiary, terminate or materially and adversely amend any existing material contract with Parent or any Parent Subsidiary, or not continue as a customer or supplier, as applicable, of Parent or any Parent Subsidiary. “Parent Covered Customer” means any of the top ten (10) customers by revenue derived by Parent and Parent Subsidiaries (taken together) during Parent’s fiscal years 2019 or 2020, or during the first quarter of fiscal year 2021, pursuant to which Parent or any of the Parent Subsidiaries has sold goods and/or services, and “Parent Covered Supplier” means any of the top ten (10) suppliers by dollar amount paid to such suppliers by Parent and the Parent Subsidiaries (taken together) during Parent’s fiscal years 2019 or 2020 or during the first quarter of fiscal year 2021.

4.23 Financing.

(a) On or prior to the date of this Agreement, Parent has delivered to the Company a true, complete and fully executed copy (i) of an executed commitment letter and (ii) any fee letters, engagement letters or fee credit letters related thereto (in each case, including all exhibits, schedules and annexes thereto, together with any Alternative Financing Commitment Letter and, in each case, as amended, restated, replaced, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement and the terms thereof, the “Commitment Letter”) from the Financing Entities party thereto, pursuant to which, among other things, such Financing Entities have agreed, subject to the terms and conditions thereof, to provide Parent the debt financing in the amounts set forth therein (the debt financing contemplated by the Commitment Letter, together with any Alternative Financing, being referred to as the “Financing”). As of the date of this Agreement, (a) the Commitment Letter has not been amended, waived or modified in any respect, (b) to the knowledge of Parent, the respective commitments on the terms and subject to the conditions contained in the Commitment Letter have not been withdrawn, terminated or rescinded in any respect and (c) the Commitment Letter is in full force and effect and is a legal, valid and binding obligation of Parent, and, to the knowledge of Parent, the other parties thereto, enforceable against Parent, and to the knowledge of Parent each of the other parties thereto in accordance with its terms, subject to applicable bankruptcy, insolvency, examinership, fraudulent conveyance, reorganization, liquidation, dissolution, moratorium and similar Laws affecting or relating to creditors’ rights generally and subject to general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law). As of the date of this Agreement, except for the Commitment Letter, to the knowledge of Parent, there are no side letters or other contracts, arrangements, commitments or understandings (whether written or oral) (each, a “Contract”) related to any portion of the funding of the Financing, other than as expressly set forth in the Commitment Letter delivered to the Company on or prior to the date of this Agreement. As of the date of this Agreement, and assuming satisfaction or waiver (to the extent permitted by applicable Law) of the conditions to Parent’s and each of Merger Sub I’s and Merger Sub II’s obligations to consummate the Mergers, Parent does not have any reason to believe that it will be unable to satisfy on a timely basis all terms and conditions to be satisfied by it in the Commitment Letter on or prior to the Closing Date, nor does Parent have knowledge, as of the date of this Agreement, that any of the Financing Entities will not, or is expected not to, perform its obligations thereunder.

(b) Assuming that the Financing is funded in accordance with the Commitment Letter or any Permanent Financing is funded in lieu thereof, on the Closing Date Parent will have sufficient funds to pay the Transaction Uses.

4.24 No Other Representations or Warranties.

(a) Except for the representations and warranties made by Parent, Merger Sub I and Merger Sub II in this Article IV, neither Parent, Merger Sub I, Merger Sub II nor any other person makes any express or implied representation or warranty with respect to Parent, Merger Sub I, Merger Sub II, the Parent Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Parent, Merger Sub I and Merger Sub II hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Parent, Merger Sub I, Merger Sub II nor any other person makes or has made any representation or warranty to the Company or any of its affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Parent, Merger Sub I, Merger Sub II, any Parent Subsidiary or their respective businesses or (ii) except for the representations and warranties made by Parent, Merger Sub I and Merger Sub II in this Article IV, any oral or written information presented to the Company or any of its affiliates or Representatives in the course of their due diligence investigation of Parent, Merger Sub I and Merger Sub II, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) Parent, Merger Sub I and Merger Sub II acknowledge and agree that neither the Company nor any other person has made or is making any express or implied representation or warranty other than those contained in Article V.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the disclosure schedule delivered by the Company to Parent, Merger Sub I and Merger Sub II concurrently herewith (the “Company Disclosure Schedule”); provided, that (i) the mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by the Company that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to have a Material Adverse Effect and (ii) any disclosures made with respect to a section of Article V shall be deemed to qualify (1) any other section of Article V specifically referenced or cross-referenced and (2) other sections of Article V to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections (other than with respect to any items disclosed in Section 5.12(a) of the Company Disclosure Schedule, for which an explicit reference in any other section shall be required in order to apply to such other section) or (b) as disclosed in any registration statements, prospectuses, reports, schedules, forms, statements, certifications and other documents (including exhibits and all other information incorporated therein, regardless of when such exhibits and other information were filed) with the SEC filed since January 1, 2018 by the Company or any of the Company Subsidiaries and publicly available prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), the Company hereby represents and warrants to Parent, Merger Sub I and Merger Sub II as follows:

5.1 Corporate Organization.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. The Company is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. True and complete copies of the Organizational Documents of the Company, in each case as in effect as of the date of this Agreement, have previously been made available by the Company to Parent. Since January 31, 2021, the Company has not made, declared, paid or set a record date for any dividend, withdrawal, redemption or any other distribution on or payment with respect to, any shares of its capital stock (whether directly or indirectly to affiliates of stockholders), or made any payments to any stockholders or their Affiliates, other than dividends paid by any of the Company Subsidiaries to the Company or any wholly-owned Subsidiaries of the Company.

(b) Each Subsidiary of the Company (a “Company Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable Law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing and in which the failure to be so licensed or qualified or in good standing would reasonably be expected to have a Material Adverse Effect on the Company, and (iii) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted.

(c) There are no restrictions on the ability of any Company Subsidiary to pay dividends or distributions except for restrictions imposed by applicable Law. Section 5.1(b) of the Company Disclosure Schedule sets forth a true and complete list of all Company Subsidiaries as of the date hereof. No Company Subsidiary is in violation of any of the provisions of the Organizational Documents of such Company Subsidiary. No Company Subsidiary owns any capital stock of the Company. Other than the Company Subsidiaries set forth on Section 5.1(b) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary owns any equity or other voting interest in any other person.

5.2 Capitalization.

(a) As of the date hereof, the authorized capital stock of the Company consists of 1,000 shares of Company Common Stock. As of the date hereof, there are (i) 100 shares of Company Common Stock issued and outstanding; (ii) no shares of Company Common Stock held in treasury; and (iii) no other shares of capital stock or other voting securities or equity interests of the Company issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of Parent may vote. As of the date of this Agreement there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, shares of capital stock or other voting or equity securities of or ownership interest in the Company, or contracts, commitments, understandings or arrangements by which the Company may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in the Company or that otherwise obligate the Company to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing (collectively, “Company Securities”). Other than partnership units of Tiger Parent Holdings, L.P., no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of the Company or any Company Subsidiary) are outstanding as of the date of this Agreement. There are no voting trusts, stockholder agreements, proxies or other agreements in effect to which the Company or any Company Subsidiary is a party with respect to the voting or transfer (including preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts or calls) of Company Common Stock, capital stock or other voting or equity securities or ownership interests of the Company or granting any stockholder or other person any registration rights.

(b) The Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership or voting interests of each of the Company Subsidiaries, free and clear of any Liens, except for restrictions on sale, transfer, assignment, pledge or hypothecation imposed by applicable securities Laws, and all of such shares or equity ownership or voting interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Other than the shares of capital stock or other equity ownership or voting interests described in the previous sentence, there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible into or exchangeable or exercisable for, shares of capital stock or other voting or equity securities of or ownership interests in any Company Subsidiary, or contracts, commitments, understandings or arrangements by which any Company Subsidiary may become bound to issue additional shares of its capital stock or other equity or voting securities or ownership interests in such Company Subsidiary, or otherwise obligating any Company Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire any of the foregoing (collectively, “Company Subsidiary Securities”).

5.3 Authority; No Violation.

(a) The Company has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Mergers have been duly, validly and unanimously approved by the Board of Directors of the Company. Except for the approval of this Agreement by the sole stockholder of the Company contemplated by Section 7.17, no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent, Merger Sub I and Merger Sub II) constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions).

(b) Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the transactions contemplated hereby (including the Mergers), nor compliance by the Company with any of the terms or provisions hereof, will (i) violate any provision of the Organizational Documents of the Company or any Company Subsidiary or (ii) assuming that the consents and approvals referred to in Section 5.4 are duly obtained, (x) violate in any material respect any Law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Company or any Company Subsidiary or any of their respective properties or assets or (y) with or without consent, violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any Company Subsidiary under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any Company Subsidiary is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (y) above) for such violations, conflicts, breaches, losses of benefits, defaults, terminations or rights of termination or cancellation, acceleration rights, or Liens that, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

5.4 Consents and Approvals. Except for (i) the filing of any required applications, filings and notices, as applicable, under the HSR Act and such other consents, approvals, filings or registrations as may be required under any Competition Laws, (ii) the filing of any required applications, filings and notices, as applicable, for foreign investment clearance of any jurisdiction, (iii) the filing of the Certificates of Merger with the Delaware Secretary pursuant to the DGCL and the DLLCA and (iv) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement and the approval of the listing of such Parent Common Stock on the NYSE, as applicable, no material consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by the Company of this Agreement or (B) the consummation by the Company of the Mergers and the other transactions contemplated hereby.

5.5 Financial Statements.

(a) The Company Financial Statements (i) have been prepared from, and are in accordance with, the books and records of the Company and the Company Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of the Company and the Company Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount) and (iii) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of the Company and the Company Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. “Company Financial Statements” means (A) the audited consolidated balance sheet, statement of income, statement of shareholders’ equity and statement of cash flows and associated footnotes of Tech Data Corporation and its Subsidiaries as of and for the year ended January 31, 2020 and (B) the unaudited consolidated balance sheet, statement of income, statement of shareholders’ equity and statement of cash flows and associated footnotes of Tech Data Corporation and its Subsidiaries as of and for the year ended January 31, 2021 in the form provided to Parent prior to the execution of this Agreement. The Company was formed for the purpose of acquiring and owning Tech Data Corporation and has not engaged in any material operations other than such acquisition and ownership and activities ancillary thereto and the transactions contemplated by this Agreement.

(b) Neither the Company nor any Company Subsidiary has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) of the type required by GAAP to be set forth on a consolidated balance sheet of the Company and the Company Subsidiaries, except for (i) those liabilities that are reflected or reserved against on the latest consolidated balance sheet of the Company included in the Company Financial Statements (including any notes thereto) and (ii) liabilities incurred in the ordinary course of business consistent with past practice since January 31, 2021, or in connection with this Agreement and the transactions contemplated hereby and (iii) liabilities that would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole (“Material to the Company”).

(c) The records, systems, controls, data and information of the Company and the Company Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership of the Company or the Company Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership that would not reasonably be expected to be, individually or in the aggregate, Material to the Company. The Company and the Company Subsidiaries have established and maintain a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with its management’s general or specific authorizations and (ii) transactions are recorded in conformity with GAAP consistently applied and applicable Law.

(d) Since January 1, 2018, neither the Company nor any of the Company Subsidiaries, nor to the knowledge of the Company, any of its or their respective directors, officers, auditors or independent accountants has received written notice of (i) any significant deficiencies and material weaknesses in the design or operation of the Company’s internal accounting controls which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal accounting controls.

(e) Since January 1, 2018, (i) neither the Company nor any Company Subsidiary, nor, to the knowledge of the Company, any director, officer, auditor, accountant or Representative of the Company or any Company Subsidiary, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to reserves, write-downs, charge-offs and accruals) of the Company or any Company Subsidiary or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any Company Subsidiary has engaged in questionable accounting or auditing practices, and (ii) no employee of or attorney representing the Company or any Company Subsidiary, whether or not employed by the Company or any Company Subsidiary, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any Company Subsidiary or any of their respective officers, directors, employees or agents to the Board of Directors of the Company or any committee thereof or the Board of Directors or similar governing body of any Company Subsidiary or any committee thereof, or to the knowledge of the Company, to any director or officer of the Company or any Company Subsidiary.

5.6 Broker’s Fees. Neither the Company nor any Company Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Mergers or the other transactions contemplated by this Agreement.

5.7 Absence of Certain Changes or Events.

(a) Since January 31, 2020 through the date of this Agreement, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

(b) Since January 31, 2021 through the date of this Agreement, the Company and the Company Subsidiaries have (i) carried on their respective businesses in all material respects in the ordinary course of business consistent with past practice, except for any commercially reasonable actions that were taken or not taken in response to the COVID-19 pandemic, including any COVID-19 Measures and (ii) not taken any action that, if taken after the date hereof, would constitute a breach of or require the consent of Parent under Section 6.1.

5.8 Legal and Regulatory Proceedings.

(a) Except as would not reasonably be expected to, either individually or in the aggregate, be Material to the Company, neither the Company nor any Company Subsidiary is a party to any, and there are no outstanding or pending or, to the knowledge of the Company, threatened in writing, Proceedings of any nature against the Company or any Company Subsidiary or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b) Except as would not reasonably be expected to, either individually or in the aggregate, be Material to the Company, there is no injunction, order, judgment, decree, or regulatory restriction imposed upon the Company, any Company Subsidiary or the assets of the Company or any Company Subsidiary (or that, upon consummation of the Mergers, would apply to the Surviving Entity, the Combined Company or any of their respective Subsidiaries).

5.9 Taxes and Tax Returns.

(a) Except as would not reasonably be expected to be, individually or in the aggregate, Material to the Company:

(i) Each of the Company and the Company Subsidiaries has duly and timely filed with the appropriate taxing authority (taking into account all applicable extensions) all Tax Returns required by applicable Law to be filed with respect to each of the Company and the Company Subsidiaries in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all respects;

(ii) Neither the Company nor any Company Subsidiary is the beneficiary of any extension of time within which to file any Tax Return (other than extensions to file Tax Returns obtained in the ordinary course) nor has been granted any extension or waiver of the limitation period applicable to any Tax that remains in effect;

(iii) All Taxes of the Company and the Company Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid (taking into account all applicable extensions);

(iv) Each of the Company and the Company Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, stockholder, independent contractor or other third party and has complied with all applicable information reporting requirements;

(v) Neither the Company nor any Company Subsidiary has received written notice of any Tax assessment or proposed Tax assessment, and there are no threatened in writing or pending disputes, actions, suits, claims, audits, investigations, examinations or other proceedings regarding any Tax of the Company and the Company Subsidiaries or the assets of the Company and the Company Subsidiaries, nor has any claim for additional Tax been asserted in writing by any taxing authority (except in each case as disclosed in the Company Financial Statements or not required to be disclosed in the Company Financial Statements);

(vi) Since January 1, 2016, no claim has been made in writing by any taxing authority in a jurisdiction where the Company or any Company Subsidiary has not filed income or franchise Tax Returns that it is or may be subject to income or franchise Tax by such jurisdiction; and

(vii) Neither the Company nor any Company Subsidiary is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and the Company Subsidiaries or customary Tax indemnification provisions in commercial agreements entered into in the ordinary course and not primarily related to Taxes).

(b) Neither the Company nor any Company Subsidiary has any liability for the Taxes of any person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor or by contract.

(c) Neither the Company nor any Company Subsidiary has been, within the past three (3) years a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code.

(d) Neither the Company nor any of the Company Subsidiaries has taken any action or agreed to take any action, and neither the Company nor any of the Company Subsidiaries is aware of any fact or circumstance, that could reasonably be expected to impede or prevent the Mergers from being treated as a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code.

(e) Neither the Company nor any Company Subsidiary has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(f) At no time during the past five (5) years has the Company been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(g) There is no Lien on any of the assets or properties of the Company or any Company Subsidiary as a result of a failure or alleged failure to pay any Tax.

(h) The Company and its Subsidiaries are not bound with respect to the current or any future taxable period by any closing agreement (within the meaning of Section 7121(a) of the Code) or other written agreement with a taxing authority.

(i) Notwithstanding any other provision of this Agreement, it is agreed and understood that no representation or warranty is made by the Company in this Agreement with respect to Taxes, other than the representations in this Section 5.9 and Section 5.10 (to the extent related to Taxes or Tax Returns).

5.10 Employees.

(a) Each Company Benefit Plan (as defined below) has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. For purposes of this Agreement, the term “Company Benefit Plans” means any plan, program, policy, practice, contract, agreement or other arrangement constituting an employee benefit plan (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, or providing for any compensation, equity, bonus or incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, termination pay, change in control compensation, retention, employment, fringe benefits, welfare benefits, or other benefit or perquisite with respect to which the Company or any Subsidiary or any trade or business of the Company or any Company Subsidiary, whether or not incorporated, all of which together with the Company would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “Company ERISA Affiliate”), is a party or has any current or future obligation or that are maintained, contributed to or sponsored by the Company or any Company Subsidiary or any Company ERISA Affiliate for the benefit of any current or former employee, officer, director, independent contractor or other service provider of the Company or any Company Subsidiary or any Company ERISA Affiliate, excluding, in each case, any Multiemployer Plan. With respect to each material Company Benefit Plan, the Company has made available to Parent (i) a copy of the applicable plan or governing document or, with respect to any such plan that is not in writing, a written summary of all material plan terms; and all amendments or material supplements to any such plan; (ii) where applicable, copies of any related trust agreements, insurance contracts or other funding arrangements; and (iii) a copy of the most recent actuarial valuation report, if applicable.

(b) The IRS has issued a favorable determination or opinion letter with respect to each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Company Qualified Plans”) and the related trust, which letter has not been revoked (nor, to the knowledge of the Company, has revocation been threatened in writing), and, to the knowledge of the Company, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Company Qualified Plan or the related trust.

(c) No Company Benefit Plan is, and none of the Company, its Subsidiaries, or any Company ERISA Affiliate, during the six (6) years prior to the date hereof, has maintained, contributed to, been required to contribute to or otherwise had any liability with respect to: (i) any plan that is or was subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code, or (ii) any Multiemployer Plan. Neither the Company nor any of its Subsidiaries has any liability, or is reasonably expected to have any material liability: (i) under Title IV of ERISA, or (ii) on account of at any time being considered a single employer under Section 414 of the Code with any other person.

(d) Neither the Company nor any Company ERISA Affiliate has ever maintained, established, sponsored, participated in, or contributed to, any Multiemployer Plan, Multiple Employer Plan, or a “funded welfare plan” within the meaning of Section 419 of the Code.

(e) No Company Benefit Plan provides for any post-employment or post-retirement welfare benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code, other than subsidized COBRA under Company Benefit Plans for not longer than two (2) years following termination of employment.

(f) Except as would not reasonably be expected to be, individually or in the aggregate, Material to the Company, all contributions required to be made to any Company Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of the Company.

(g) There are no pending or threatened in writing claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to the Company’s knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against the Company Benefit Plans, any fiduciaries thereof with respect to their duties to the Company Benefit Plans or the assets of any of the trusts under any of the Company Benefit Plans that would reasonably be expected to result in any material liability of the Company or any Company Subsidiary to the PBGC, the IRS, the Department of Labor, any participant in a Company Benefit Plan, or any other party.

(h) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) entitle any current or former employee, officer, director or other service provider of Company or any Company Subsidiary to severance pay or result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, or accelerate the timing of, any payment, right or other benefit to any employee, officer, director or other service provider of the Company or any Company Subsidiary.

(i) Without limiting the generality of Section 5.10(h), no amount paid or payable (whether in cash, in property, or in the form of benefits) by the Company or any Company Subsidiary in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. No Company Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code, or otherwise (except for any routine gross-up or reimbursement of Taxes pursuant to any expatriate arrangements in the ordinary course of business that relate to Taxes other than under Sections 409A and 4999 of the Code).

(j) Except as would not reasonably be expected to be, individually or in the aggregate, Material to the Company, each Company Benefit Plan that is mandated by applicable Law or by a Governmental Entity outside of the United States or that is subject to the laws of a jurisdiction outside of the United States (i) has been maintained in accordance with all applicable requirements, (ii) that is intended to qualify for special Tax treatment, meets all the requirements for such treatment, and (iii) that is required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles.

(k) There are no pending or, to the Company’s knowledge, threatened in writing material labor grievances or material unfair labor practice claims or charges against the Company or any Company Subsidiary, or any strikes or other material labor disputes against the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of the Company or any Company Subsidiary and, to the knowledge of the Company, there are no organizing efforts by any union or other group seeking to represent any employees of the Company or any Company Subsidiary. The Company and each Company Subsidiary is, and have been at all times since January 1, 2018, in compliance in all material respects with all applicable Laws in respect of employment and employment practices, including terms and conditions of employment and wages and hours, employment discrimination, employee classification, workers’ compensation, family and medical leave, immigration and occupational safety and health requirements.

5.11 Compliance with Applicable Law.

(a) The businesses of the Company and the Company Subsidiaries have not been since January 1, 2018, and are not being, conducted in violation of any applicable Laws, except as would not, either individually or in the aggregate, reasonably be expected to be Material to the Company.

(b) Except with respect to regulatory matters covered by Section 7.1, no investigation or review by any Governmental Entity with respect to the Company or any Company Subsidiary is pending or, to the knowledge of the Company, threatened in writing, nor has the Company received any notice or communication of material noncompliance with any such Laws that has not been cured or in the process of being cured as of the date of this Agreement, in each case, except as would not, individually or in the aggregate, reasonably be expected to be Material to the Company.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be Material to the Company, (i) each of the Company and the Company Subsidiaries has obtained and is in compliance with all licenses necessary for it to own, lease or operate its properties, rights and other assets and to conduct its business and operations as currently conducted in all material respects, (ii) all such licenses are in full force and effect in all material respects, and (iii) to the Company’s knowledge, there is not currently threatened in writing any revocation, adverse modification or cancellation of any material license.

(d) Except as, individually or in the aggregate, would not reasonably be expected to be Material to the Company, since January 1, 2018, each of the Company and the Company Subsidiaries has at all times conducted all export transactions in accordance with (i) all applicable U.S. export and re-export controls, including the United States Export Administration Act, Export Administration Regulations, the Arms Export Control Act and the International Traffic in Arms Regulations, (ii) statutes, executive orders and regulations administered by OFAC and the United States Department of State, (iii) import control statutes and regulations administered by the Department of Homeland Security, U.S. Customs and Border Protection, (iv) the anti-boycott regulations administered by the United States Department of Commerce and the U.S. Department of the Treasury, and (v) all applicable sanctions, export and import controls and anti-boycott Laws of all other countries in which the business of the Company or any Company Subsidiary is conducted. Except as, individually or in the aggregate, would not reasonably be expected be Material to the Company, neither the Company nor any Company Subsidiary has been since January 1, 2018 or currently is the subject of a charging letter or penalty notice issued, or to the knowledge of the Company, an investigation conducted, by a Governmental Entity pertaining to the above statutes or regulations, nor are there any currently pending internal investigations by the Company pertaining to such matters. Neither the Company nor any Company Subsidiary is currently designated as a sanctioned party under sanctions administered by OFAC, nor are they owned fifty percent (50%) or more by an individual or entity that is so designated. Neither the Company nor any Company Subsidiary, or, to Company’s knowledge, any directors, officers, employees, independent contractors, consultants, agents and other Representatives thereof, located, organized or resident in, or doing business in, a country or region that is the target of comprehensive OFAC sanctions (as of the date of this Agreement, including Cuba, Iran, North Korea, Syria and the Crimea region of Ukraine).

(e) Except as, individually or in the aggregate, would not reasonably be expected to be Material to the Company, the Company Subsidiaries and their respective officers, directors, employees, and to the knowledge of the Company, its other Representatives are, and since January 1, 2018 have been, in compliance in all material respects with: (i) the provisions of the FCPA, as if its foreign payments provisions were fully applicable to the Company, the Company Subsidiaries and their respective Representatives, and (ii) the provisions of all anti-bribery, anti-corruption and anti-money laundering Laws of each jurisdiction in which the Company and the Company Subsidiaries operate or have operated and in which any agent thereof is conducting or has conducted business involving the Company. No proceeding by or before any Governmental Entity involving the Company, any Company Subsidiary or any of their respective officers, directors, employees, and to the knowledge of the Company, its agents, advisors and representatives involving the FCPA or any anti-bribery, anti-corruption or anti-money laundering Law is pending or, to the knowledge of the Company, threatened in writing, except as, individually or in the aggregate, would not reasonably be expected to be Material to the Company.

(f) The Company maintains an information privacy and security program, including written policies, that maintains reasonable measures to protect the privacy, confidentiality and security of all Personal Data required to be protected by applicable law against any Security Breach. To the knowledge of the Company, since January 1, 2018, the Company has not experienced any Security Breach that would, individually or in the aggregate, reasonably be expected to be Material to the Company. To the knowledge of the Company, there are no data security or other technological vulnerabilities with respect to its information technology systems or networks that, individually or in the aggregate, would reasonably be expected to be Material to the Company.

5.12 Certain Contracts.

(a) Except as set forth in Section 5.12(a) of the Company Disclosure Schedule, as of the date hereof, neither the Company nor any Company Subsidiary is a party to or bound by any Contract, excluding any Company Benefit Plan, that has not expired or been terminated as of the date of this Agreement (such that none of its provisions remains in force or effect, other than provisions of the type that customarily survive pursuant to their terms and that are not expected to give rise to material liability or materially restrict the business of the Company) and that is:

(i) a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii) any Contract that imposes any material restriction on the right or ability of the Company or any Company Subsidiary to compete with any other person (or in any line of business, market or geographical area), or which materially prohibits or impairs any business practice of the Company or any Company Subsidiary;

(iii) any Contract with a material customer that expressly obligates the Company or any Company Subsidiary to conduct business with any third party on an exclusive basis;

(iv) any Contract relating to indebtedness for borrowed money of (or guarantees thereof by) the Company or any of the Company Subsidiaries having an outstanding or committed principal amount (or a guarantee thereof) in excess of $200,000,000 (other than (A) Trade Credit Agreements and (B) any such indebtedness owed by the Company or any wholly owned Company Subsidiary to the Company or any wholly owned Company Subsidiary, and guarantees thereof);

(v) any Contract (A) granting to the Company or any of the Company Subsidiaries rights to any Intellectual Property owned by a third party that are Material to the Company, excluding (x) Contracts for commercially available software and (y) “shrink wrap,” “click through” or other standard term licenses to commercially available software; (B) granting to a third party rights to any Intellectual Property owned by the Company or any of the Company Subsidiaries that are Material to the Company, excluding any non-exclusive licenses entered into in the ordinary course of business; or (C) restricting the Company’s or any of the Company Subsidiaries’ rights to use, practice, or enforce any Company Intellectual Property that is Material to the Company;

(vi) any Contract that provides for the acquisition or disposition of any assets (other than acquisitions or dispositions of inventory or other assets held for sale in the ordinary course of business) or business (whether by merger, sale of stock, sale of assets or otherwise) or capital stock or other equity interests of any person or any Contract relating to the acquisition or disposition of assets or businesses with any outstanding obligations as of the date of this Agreement, in each case with a value in excess of $25,000,000;

(vii) any material joint venture, partnership or limited liability company agreement or other similar material Contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company, other than any such Contract solely between the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries;

(viii) any Contract pursuant to which the Company or any of the Company Subsidiaries has an obligation to make an investment in or loan to any other person (other than in or to any wholly owned Company Subsidiary), in each case with an aggregate value in excess of $25,000,000, other than Trade Credit Agreements;

(ix) any material non-trade Contract that contemplates or involves the payment by or to the Company or any of the Company subsidiaries in an amount in excess of $25,000,000 in the aggregate in fiscal year 2021;

(x) any Contract that is a settlement, conciliation or similar agreement with any Governmental Entity that has or would reasonably be expected to affect the Company’s operations in any material respect or pursuant to which the Company or any of the Company Subsidiaries will have any outstanding obligation after the date of this Agreement with a value in excess of $10,000,000, other than with a Governmental Entity in its capacity as a customer of the Company or any of the Company Subsidiaries;

(xi) any Contract that is a material settlement that restricts in any material respect the operations or conduct of the Company or any of the Company Subsidiaries; and

(xii) any Contract with a Company Covered Customer or a Company Covered Supplier.

Each Contract of the type required to be set forth in Section 5.12(a) of the Company Disclosure Schedule, whether or not set forth in the Company Disclosure Schedule, is referred to herein as a “Company Contract.” The Company has made available to Parent true, correct and complete copies of each Company Contract in effect as of the date hereof, excluding any schedules, annexes, exhibits, work orders, statements of work or other ancillary documents with respect to any such Company Contracts that are no longer in force or effect or do not contain terms that are, individually or in the aggregate, Material to the Company.

(b) (i) Each Company Contract is valid and binding on the Company or one of the Company Subsidiaries, as applicable, and is in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company, (ii) each of the Company and the Company Subsidiaries have complied with and performed all obligations required to be complied with or performed by any of them to date under each Company Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company, (iii) to the knowledge of the Company, each third-party counterparty to each Company Contract has complied with and performed all obligations required to be complied with and performed by it to date under such Company Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company, (iv) neither the Company nor any Company Subsidiary has knowledge of, or has received notice of, any violation of any Company Contract by any of the other parties thereto which would reasonably be expected to be Material to the Company and (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a breach or default on the part of the Company or any Company Subsidiary or, to the knowledge of the Company, any other party thereto, of or under any such Company Contract, except where such breach or default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent.

5.13 Government Contracts. Except as, individually or in the aggregate, would not reasonably be expected to be Material to the Company, (a) each Government Contract to which the Company or any Company Subsidiary is a party was legally awarded, is binding on the Company or the applicable Company Subsidiary, and is in full force and effect, (b) no such Government Contract or offer, quotation, bid or proposal to sell products or services made by the Company or any of the Company Subsidiaries to any Governmental Entity or any prime contractor is currently the subject of bid or award protest proceedings, (c) the Company and the Company Subsidiaries are in compliance with the terms and conditions of each such Government Contract or offer, quotation, bid or proposal, (d) since January 1, 2018, neither a Governmental Entity nor any prime contractor or subcontractor has notified the Company or any of the Company Subsidiaries in writing that it has, or is alleged to have, breached or violated any applicable Law, representation, certification, disclosure, clause, provision or requirement pertaining to any such Government Contract or offer, quotation, bid or proposal, (e) since January 1, 2018, neither the Company nor any of the Company Subsidiaries has made any voluntary disclosure (or mandatory disclosure pursuant to Federal Acquisition Regulation 52.203-13) to any Governmental Entity with respect to any alleged irregularity, misstatement, omission, fraud or price mischarging, or other violation of applicable Law, arising under or relating to a Government Contract, (f) none of the Company, any of the Company Subsidiaries or any of their respective “Principals” (as defined in Federal Acquisition Regulation 52.209-5) has been debarred, suspended, declared nonresponsible or ineligible, or excluded, or to the knowledge of the Company, proposed for debarment, suspension or exclusion, from participation in or the award of contracts or subcontracts for or with any Governmental Entity or doing business with any Governmental Entity and (g) neither the Company nor any of the Company Subsidiaries, nor any of their respective directors or officers, nor to the knowledge of the Company, any other of their employees, is or has been under administrative, civil or criminal investigation, indictment or information by any Governmental Entity with respect to the award or performance of any Government Contract, the subject of any actual or, to the knowledge of the Company, threatened in writing, “whistleblower” or “qui tam” lawsuit, or audit (other than a routine contract audit) or investigation of the Company or any of the Company Subsidiaries, with respect to any Government Contract.

5.14 Environmental Matters. Except as would not reasonably be expected to be, either individually or in the aggregate, Material to the Company, (a) the Company and each of the Company Subsidiaries are, and since January 1, 2018 have been, in compliance with applicable Environmental Laws, and each has, or has applied for, and is and since January 1, 2018 has been in compliance with, all Environmental Permits necessary for the conduct and operation of their respective businesses, including as presently conducted, (b) since January 1, 2018 (or prior to such time to the extent unresolved) none of the Company or any of the Company Subsidiaries has received any written notice, demand, letter or claim alleging that the Company or such Company Subsidiary is in violation of, or liable under, any Environmental Law, (c) none of the Company or any of the Company Subsidiaries is subject to any judgment, decree, action, injunction or judicial order relating to compliance with, or liability under, Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials, and (d) there has been no release or disposal of, no contamination by, and no exposure of any person to, any Hazardous Materials so as to give rise to any liability under Environmental Laws for the Company or any of the Company Subsidiaries.

5.15 Intellectual Property.

(a) Section 5.15(a) of the Company Disclosure Schedule contains an accurate and complete list, as of the date hereof, of the Registered Intellectual Property that is owned or purported to be owned by, or registered in the name of, the Company or a Company Subsidiary (the “Company Registered Intellectual Property”). No registrations or applications for Company Registered Intellectual Property have expired or been canceled or abandoned except in accordance with the expiration of the term of such rights or in the ordinary course of business, except as would not reasonably be expected to be, individually or in the aggregate, Material to the Company.

(b) Except as would not reasonably be expected to be, individually or in the aggregate, Material to the Company, the Company and the Company Subsidiaries (i) exclusively own all Intellectual Property that the Company and the Company Subsidiaries, each as applicable, own or purport to own (the “Company Intellectual Property”), in each case, free and clear of all Liens (except for Permitted Encumbrances and Liens securing indebtedness of the Company and its Subsidiaries that will be released at Closing) and the consummation of the transactions contemplated hereby will not adversely affect such ownership and (ii) have the valid and enforceable rights to any other Intellectual Property owned by a third party as may be necessary for the conduct of the business of the Company as it relates to the resale or distribution of such third party’s products by the Company or the Company Subsidiaries.

(c) Except as would not reasonably be expected to be, individually or in the aggregate, Material to the Company, the Company has taken commercially reasonable measures to maintain the confidentiality of the Company’s material Trade Secrets. Except as would not reasonably be expected to be, individually or in the aggregate, Material to the Company, all persons who have participated in the creation or development of any material Intellectual Property for the Company or any of the Company Subsidiaries have executed and delivered to the Company a valid and enforceable written Contract providing for (i) the non-disclosure by such person or entity of Trade Secrets of the Company or the Company Subsidiaries and (ii) the assignment by such person (by way of a present grant of assignment) to the Company or one of the Company Subsidiaries of all right, title and interest in and to such Intellectual Property. To the knowledge of the Company, no person or entity is in breach of any such Contract, except as would not reasonably be expected to be, individually or in the aggregate, Material to the Company.

(d) Except as would not reasonably be expected to be, individually or in the aggregate, Material to the Company, (i) to the knowledge of the Company, the conduct of the business of the Company and the Company Subsidiaries does not infringe, violate or constitute misappropriation of, and since January 1, 2018, has not infringed, violated or constituted misappropriation of, any Intellectual Property of any third person, provided that no representation or warranty is made with respect to any third person’s products (including any third person’s products that are distributed, supported or resold by the Company or the Company Subsidiaries); (ii) to the knowledge of the Company, as of the date hereof, no third person is infringing, violating, or misappropriating any material Company Intellectual Property and (iii) as of the date hereof, there is no pending claim or asserted claim in writing (including any “cease and desist” letters and invitations to license), and since January 1, 2018, the Company and the Company Subsidiaries have received no claim or asserted claim in writing asserting that the Company or any of the Company Subsidiaries have infringed, violated or misappropriated, or is infringing, violating or misappropriating any Intellectual Property rights of any third person.

(e) Except as would not, individually or in the aggregate, reasonably be expected to be Material to the Company, the Company does not distribute source code of any Company owned software, the confidential and proprietary nature of the source code to which is material to the Company’s business, taken as a whole, to third parties pursuant to any license that, based on the way that material proprietary software is distributed by the Company, requires the Company to also license or make available to such third party any material source code owned by the Company.

5.16 Related Party Transactions. As of the date of this Agreement, except (a) as set forth in Section 5.16 of the Company Disclosure Schedule, (b) for Contracts that will be terminated in full at or prior to the Corporate Merger Effective Time and (c) any Company Benefit Plans, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between the Company or any Company Subsidiary, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of the Company or any Company Subsidiary or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Company Common Stock (or any of such person’s immediate family members or affiliates) (other than the Company Subsidiaries) on the other hand.

5.17 State Takeover Laws. The Board of Directors of the Company has approved this Agreement and the transactions contemplated hereby and has taken all such other necessary actions as required to render inapplicable to such agreements and transactions the provisions of any potentially applicable Takeover Statutes.

5.18 Company Board Recommendation. The Board of Directors of the Company has duly adopted resolutions (a) determining that this Agreement and the transactions contemplated by this Agreement, including the Mergers, are fair to, and in the best interests of, the Company and the holders of shares of Company Common Stock, (b) approving and declaring advisable this Agreement and the transactions contemplated by this Agreement, including the Mergers, on the terms and subject to the conditions set forth in this Agreement, (c) directing that this Agreement be submitted to the sole stockholder of the Company for its approval and adoption, (d) recommending that the sole stockholder of the Company vote in favor of the adoption of this Agreement, which resolutions have not been subsequently rescinded, modified or withdrawn in any way.

5.19 Company Information. The information relating to the Company and the Company Subsidiaries or that is provided by the Company or the Company Subsidiaries or their respective Representatives for inclusion in the Proxy Statement, or in any other document filed with the SEC in connection with the transactions contemplated hereby, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Proxy Statement that relate only to the Company or any Company Subsidiary will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. Any information relating to the Company and the Company Subsidiaries or that is provided by the Company or the Company Subsidiaries or their respective Representatives for inclusion in any document, instrument or certificate filed with any Governmental Entity with respect to Competition Laws in connection with the transactions contemplated hereby will comply in all material respects with the Laws applicable thereto.

5.20 Customers and Suppliers. Since January 1, 2020 through the date of this Agreement, the Company and the Company Subsidiaries have not received any written notice from any Company Covered Customer or Company Covered Supplier that such Company Covered Customer or Company Covered Supplier intends to discontinue or substantially reduce its relationship with the Company or any Company Subsidiary, terminate or materially and adversely amend any existing material contract with the Company or any Company Subsidiary, or not continue as a customer or supplier, as applicable, of the Company or any Company Subsidiary. “Company Covered Customer” means any of the top ten (10) customers by revenue derived by the Company and the Company Subsidiaries (taken together) during the Company’s fiscal years 2019, 2020 or 2021, pursuant to which the Company or any of the Company Subsidiaries has sold goods and/or services, and “Company Covered Supplier” means any of the top ten (10) suppliers by dollar amount paid to such suppliers by the Company and the Company Subsidiaries (taken together) during the Company’s fiscal years 2019, 2020 or 2021.

5.21 No Other Representations or Warranties.

(a) Except for the representations and warranties made by the Company in this Article V, neither the Company nor any other person makes any express or implied representation or warranty with respect to the Company, the Company Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other person makes or has made any representation or warranty to Parent, Merger Sub I, Merger Sub II or any of their respective affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to the Company, any Company Subsidiary or their respective businesses or (ii) except for the representations and warranties made by the Company in this Article V, any oral or written information presented to Parent, Merger Sub I, Merger Sub II or any of their respective affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) The Company acknowledges and agrees that neither Parent, Merger Sub I nor Merger Sub II, nor any other person has made or is making any express or implied representation or warranty other than those contained in Article IV.

ARTICLE VI

COVENANTS RELATING TO CONDUCT OF BUSINESS

6.1 Conduct of Company Businesses Prior to the Corporate Merger Effective Time.

(a) During the period from the date of this Agreement to the Corporate Merger Effective Time or earlier termination of this Agreement, except (x) as expressly required by this Agreement (including as set forth in the Company Disclosure Schedule), (y) to the extent action is reasonably taken (or reasonably omitted) in response to COVID-19 or the COVID-19 Measures, provided that such action (or omission) is generally consistent with the Company’s and its Subsidiaries’ actions taken (or omitted) prior to the date hereof in response to COVID-19 and the COVID-19 Measures and discussed in advance with the Parent or (z) as consented to in writing by Parent, the Company shall, and shall cause each of its Subsidiaries to (i) conduct its business in the ordinary course in all material respects and (ii) use commercially reasonable efforts to maintain and preserve intact its business organization, employees and advantageous business relationships; provided that with respect to any action which is a subject matter of a subclause of Section 6.1(b), if such action is permitted by the express terms of such subclause of Section 6.1(b), such action shall not be a violation of this Section 6.1(a).

(b) During the period from the date of this Agreement to the Corporate Merger Effective Time or earlier termination of this Agreement, except as expressly contemplated or expressly permitted by this Agreement (including as set forth in the Company Disclosure Schedule) the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of the Parent (such consent not to be unreasonably withheld, conditioned or delayed):

(i) incur, assume, guarantee or become liable for any indebtedness for borrowed money, other than (A) intercompany indebtedness of the Company or any wholly owned Company Subsidiary to the Company or any wholly owned Company Subsidiary, and guarantees thereof, (B) borrowings in the ordinary course under any revolving credit facility, settlement facility, commercial paper program, corporate credit facility or other line of credit, in each case existing on the date of this Agreement up to the amount committed thereunder on the date of this Agreement (or any amendment or replacement thereof, in each case, so long as the amount of borrowings under such amended or replaced facility or program is not greater than the committed amount of such facility or program on the date of this Agreement) or (C) indebtedness incurred in the ordinary course of business for borrowed money not in excess of $250,000,000 in the aggregate;

(ii) adjust, split, combine or reclassify any capital stock;

(iii) make, declare, pay or set a record date for any dividend, withdrawal, redemption or any other distribution on or payment with respect to, any shares of its capital stock (whether directly or indirectly to affiliates of stockholders) or any payments to any of its stockholders or their Affiliates, other than dividends paid by any of the Company Subsidiaries to the Company or any wholly-owned Subsidiaries of the Company;

(iv) issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into, or exercisable for (including any options, warrants, or other rights of any kind to acquire), any shares of its capital stock or other equity or voting securities, except pursuant to the exercise of stock options or the settlement of equity compensation awards in accordance with their terms;

(v) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than (A) to any wholly-owned Subsidiary of the Company, (B) in the ordinary course of business consistent with past practice or (C) pursuant to Contracts in force at the date of this Agreement set forth on Section 6.1(b)(v) of the Company Disclosure Schedule;

(vi) except as set forth in Section 6.1(b)(vi) of the Company Disclosure Schedule or as required under applicable Law or the terms of any Company Benefit Plan existing as of the date hereof, (A) establish, adopt, amend (whether in writing or through the interpretation of) or terminate any employee benefit or compensation plan, program, policy or arrangement for the benefit or welfare of any current or former employee, officer, director or individual consultant, other than any such amendments to existing Company Benefit Plans in the ordinary course of business consistent with past practice; provided that no such amendment shall add or increase any severance payments, (B) increase the compensation or benefits payable to any current or former employee, officer, director or individual consultant, (C) pay or award, or commit to pay or award, any bonuses or incentive compensation other than in the ordinary course of business consistent with past practice, (D) grant or accelerate the vesting of any equity-based awards or other compensation, (E) enter into any new, or amend any existing, employment, severance, change in control, retention, bonus guarantee, collective bargaining agreement or similar agreement or arrangement, (F) fund any rabbi trust or similar arrangement, (G) terminate the employment or services of any officer or any employee whose target annual compensation (that is, base salary or wages plus annual bonus or other short-term cash incentive compensation) is greater than $400,000, other than for cause, or (H) hire or promote any officer, employee or individual consultant who has (or, following such hire or promotion, would have) target annual compensation (that is, base salary or wages plus annual bonus or other short-term cash incentive compensation) greater than $400,000;

(vii) settle any claim, suit, action or proceeding, except involving monetary remedies in an amount not in excess of $2,500,000 individually or $10,000,000 in the aggregate and that would not impose any material restriction on, or create any adverse precedent that would be material to, the business of it or its Subsidiaries, the Surviving Entity or the Combined Company;

(viii) take any action or fail to take any action where such action or failure to act could reasonably be expected to impede or prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(ix) amend the Organizational Documents of the Company or any of its material Subsidiaries;

(x) merge or consolidate the Company or any of its “Significant Subsidiaries” (as such term is defined in Rule 1-02 of Regulation S-X promulgated under the Exchange Act) with any other person, or restructure, reorganize or completely or partially liquidate or dissolve itself or any of its Significant Subsidiaries (other than mergers, consolidations, restructurings or reorganizations solely between or among its wholly-owned Subsidiaries, or as permitted under the exception set forth in Section 6.1(b)(v));

(xi) make, change or revoke any material Tax election, change a material annual Tax accounting period, adopt or change any material Tax accounting method, enter into any closing agreement with respect to a material amount of Taxes, or settle any material Tax claim, audit, assessment or dispute for an amount materially in excess of the amount reserved therefor, in each case, other than in the ordinary course of business (it being agreed and understood that none of clauses (i) through (x) of this Section 6.1(b) shall apply to Tax Returns, Tax proceedings or any Taxes in respect of Tax Returns or Tax proceedings); or

(xii) agree to take or make any commitment to take any of the actions prohibited by this Section 6.1(b).

6.2 Conduct of Parent Businesses Prior to the Corporate Merger Effective Time.

(a) During the period from the date of this Agreement to the Corporate Merger Effective Time or earlier termination of this Agreement, except (x) as contemplated or required by this Agreement (including as set forth in the Parent Disclosure Schedule) or as set forth in or otherwise contemplated by the Commitment Letter or in connection with the Financing, any Permanent Financing or any amendments, modifications or replacements thereof, (y) to the extent action is reasonably taken (or reasonably omitted) in response to COVID-19 or the COVID-19 Measures, provided that such action (or omission) is generally consistent with Parent’s and its Subsidiaries’ actions taken (or omitted) prior to the date hereof in response to COVID-19 and the COVID-19 Measures or (z) as consented to in writing by the Company, Parent shall, and shall cause each of its Subsidiaries to (i) conduct its business in the ordinary course in all material respects and (ii) use commercially reasonable efforts to maintain and preserve intact its business organization, employees and advantageous business relationships; provided that with respect to any action which is a subject matter of a subclause of Section 6.2(b), if such action is permitted by the express terms of such subclause of Section 6.2(b), such action shall not be a violation of this Section 6.2(a).

(b) During the period from the date of this Agreement to the Corporate Merger Effective Time or earlier termination of this Agreement, except as expressly contemplated or expressly permitted by this Agreement (including as set forth in the Parent Disclosure Schedule) Parent shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed):

(i) incur, assume, guarantee or become liable for any indebtedness for borrowed money, other than (A) intercompany indebtedness of Parent or any wholly owned Parent Subsidiary to Parent or any wholly owned Parent Subsidiary, and guarantees thereof, (B) borrowings in the ordinary course under any revolving credit facility, settlement facility, commercial paper program, corporate credit facility or other line of credit, in each case existing on the date of this Agreement up to the amount committed thereunder on the date of this Agreement (or any amendment or replacement thereof, in each case, so long as the amount of borrowings under such amended or replaced facility or program is not greater than the committed amount of such facility or program on the date of this Agreement), (C) indebtedness incurred in the ordinary course of business for borrowed money not in excess of $250,000,000 in the aggregate, or (D) the Financing and/or the Permanent Financing.

(ii) adjust, split, combine or reclassify any capital stock;

(iii) make, declare, pay or set a record date for any dividend, or any other distribution on, any shares of its capital stock other than (A) regular quarterly cash dividends by Parent as set forth on Section 6.2(b)(iii) of the Parent Disclosure Schedule, or (B) dividends paid by any of the Parent Subsidiaries to Parent or any wholly-owned Subsidiaries of Parent;

(iv) issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into, or exercisable for (including any options, warrants, or other rights of any kind to acquire), any shares of its capital stock or other equity or voting securities, except (A) pursuant to the exercise of stock options or the settlement of equity compensation awards in accordance with their terms, or (B) the grant of equity compensation awards, in the ordinary course of business consistent with past practice;

(v) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than (A) to any wholly-owned Subsidiary of Parent, (B) in the ordinary course of business consistent with past practice or (C) pursuant to Contracts in force at the date of this Agreement set forth on Section 6.2(b)(v) of the Parent Disclosure Schedule;

(vi) except as set forth in Section 6.2(b)(vi) of the Parent Disclosure Schedule or as required under applicable Law or the terms of any Parent Benefit Plan existing as of the date hereof, (A) establish, adopt, amend (whether in writing or through the interpretation of) or terminate any employee benefit or compensation plan, program, policy or arrangement for the benefit or welfare of any current or former employee, officer, director or individual consultant, other than any such amendments to existing Parent Benefit Plans in the ordinary course of business consistent with past practice; provided that no such amendment shall add or increase any severance payments, (B) increase the compensation or benefits payable to any current or former employee, officer, director or individual consultant, (C) pay or award, or commit to pay or award, any bonuses or incentive compensation other than in the ordinary course of business consistent with past practice, (D) grant or accelerate the vesting of any equity-based awards or other compensation, (E) enter into any new, or amend any existing, employment, severance, change in control, retention, bonus guarantee, collective bargaining agreement or similar agreement or arrangement, (F) fund any rabbi trust or similar arrangement, (G) terminate the employment or services of any officer or any employee whose target annual compensation (that is, base salary or wages plus annual bonus or other short-term cash incentive compensation) is greater than $400,000, other than for cause, or (H) hire or promote any officer, employee or individual consultant who has (or, following such hire or promotion, would have) target annual compensation (that is, base salary or wages plus annual bonus or other short-term cash incentive compensation) greater than $400,000;

(vii) settle any claim, suit, action or proceeding, except involving monetary remedies in an amount not in excess of $2,500,000 individually or $10,000,000 in the aggregate and that would not impose any material restriction on, or create any adverse precedent that would be material to, the business of it or its Subsidiaries, the Surviving Entity or the Combined Company;

(viii) take any action or fail to take any action where such action or failure to act could reasonably be expected to impede or prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(ix) amend the Organizational Documents of Parent or any of its material Subsidiaries;

(x) merge or consolidate Parent with any other person, or restructure, reorganize or completely or partially liquidate or dissolve itself (other than as permitted under the exception set forth in Section 6.2(b)(v));

(xi) make, change or revoke any material Tax election, change a material annual Tax accounting period, adopt or change any material Tax accounting method, enter into any closing agreement with respect to a material amount of Taxes, or settle any material Tax claim, audit, assessment or dispute for an amount materially in excess of the amount reserved therefor, in each case, other than in the ordinary course of business (it being agreed and understood that none of clauses (i) through (x) of this Section 6.2(b) shall apply to Tax Returns, Tax proceedings or any Taxes in respect of Tax Returns or Tax proceedings); or

(xii) agree to take or make any commitment to take any of the actions prohibited by this Section 6.2(b);

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1 Regulatory Matters.

(a) The parties hereto shall cooperate with each other and use their reasonable best efforts to (i) take, or cause to be taken, all necessary actions, and do or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable following the date hereof; (ii) make, or cause to be made, the registrations, declarations and filings (A) required under the HSR Act and (B) required or advisable in connection with obtaining the other Requisite Regulatory Approvals, as promptly as reasonably practicable after the date of this Agreement (and in the case of any filings required under the HSR Act, no later than ten (10) business days after the date of this Agreement); (iii) prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals, clearances and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement, and to comply with the terms and conditions of all such permits, consents, approvals, clearances and authorizations of all such Governmental Entities, and (iv) seek to avoid or prevent the initiation of any investigation, claim, action, suit, arbitration, litigation or proceeding by or before any Governmental Entity challenging this Agreement or the consummation of the transactions contemplated by this Agreement.

(b) Each party shall use its reasonable best efforts to resolve any objection that may be asserted by any Governmental Entity with respect to this Agreement or the transactions contemplated hereby. Without limiting the generality of the foregoing and notwithstanding anything in this Agreement to the contrary, in furtherance of the parties’ reasonable best efforts, each of Parent and the Parent Subsidiaries and the Company and the Company Subsidiaries, as applicable, to the extent required in order to obtain the Requisite Regulatory Approvals or any necessary approvals of any other Governmental Entity required for the transactions contemplated hereby as promptly as reasonably practicable or to avoid the consequences in Section 7.1(a)(iv) or otherwise in connection with the Requisite Regulatory Approvals required pursuant to any Competition Law, shall (i) propose, negotiate or offer to effect, or consent or commit to, any sale, leasing, licensing, transfer, disposal, divestiture or other encumbrance, or holding separate, of any assets, licenses, operations, rights, product lines, businesses or interest therein; and (ii) take or agree to take any other action, agree or consent to, make any concession in respect of, or permit or suffer to exist any condition or requirement setting forth, any limitations or restrictions on freedom of actions with respect to, or its ability to retain, or make changes in, any assets, licenses, operations, rights, product lines, businesses or interest therein (any matter set forth in clause (i) or (ii), a “Remedy”), provided that neither party nor its Subsidiaries shall be required to take any of the actions referred to above with respect to a Remedy unless the effectiveness thereof is conditioned on the occurrence of the Corporate Merger Effective Time, and provided, further, that nothing shall require either party to, and neither party shall without the consent of the other party, agree or consent to a Remedy that would be or would reasonably be expected to be, individually or in the aggregate, material to the Combined Company and its Subsidiaries, taken as a whole, after giving effect to the Mergers. Parent and the Company agree to use reasonable best efforts until the Termination Date to: (1) oppose or defend against any Proceeding by any Governmental Entity to prevent or enjoin the consummation of the Merger or (2) overturn any regulatory order by any such Governmental Entity to prevent consummation of the Merger, including by defending any Proceeding brought by any such Governmental Entity in order to avoid the entry of, or to have vacated, overturned, terminated or appealed any order that would otherwise have the effect of preventing or materially delaying the consummation of the Merger.

(c) If Parent or the Company or any of their respective Subsidiaries or affiliates receives a request for information or documentary material from any Governmental Entity with respect to this Agreement or any of the transactions contemplated hereby, then such party shall make, or cause to be made, as soon as reasonably practicable and after consultation with the other party (to the extent permitted under applicable Law), an appropriate response in substantial compliance with such request. If Parent or the Company receives a formal request for additional information or documentary material from the Federal Trade Commission (“FTC”) or the Antitrust Division of the U.S. Department of Justice (“Antitrust Division”), then Parent and the Company will substantially comply with such formal request as soon as reasonably practicable, unless otherwise agreed between Parent and the Company. Neither Parent nor the Company shall agree, directly or indirectly, to extend any waiting period under the HSR Act or other applicable Law or to any timing agreement with the FTC, the Antitrust Division or any other Governmental Entity, without the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed.

(d) Each party shall promptly notify the other party of any communication it or any of its affiliates receives from any Governmental Entity relating to the matters that are the subject of this Agreement and, to the extent permitted under applicable Law, furnish the other party promptly with all communications received from any Governmental Entity and permit the other party to review in advance, and consider in good faith the other party’s comments to, any proposed communication, filing or submission by such party to any Governmental Entity. The parties will coordinate and reasonably cooperate with each other in exchanging information and providing reasonable assistance as the other party may reasonably request in writing in connection with the foregoing or in connection with any filing or submission to be made to any Governmental Entity; provided, however, that materials exchanged pursuant to this Section 7.1 may be redacted or withheld as necessary to address reasonable privilege concerns, and to remove references concerning the valuation of Parent’s or the Company’s consideration of the transactions contemplated by this Agreement or other competitively sensitive material; provided, further that the parties hereto may, as they deem advisable and necessary, designate any materials provided to the other pursuant to this Section 7.1 as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient without the advance written consent of the party providing such materials. Parent and the Company shall (to the extent permitted under applicable Law) consult with the other party in advance of any meeting, discussion or teleconference with any Governmental Entity or, in connection with any proceeding by a private party in connection with the transactions contemplated by this Agreement, with any other person, and, to the extent not prohibited by the Governmental Entity or such other person, give the other party the opportunity to attend and participate in such meetings, discussions and teleconferences. The parties shall discuss in advance the strategy and timing for obtaining any clearances required or advisable under any applicable Law in connection with this Agreement or the transactions contemplated by this Agreement.

(e) Notwithstanding anything in this Agreement to the contrary, but without limiting each party’s obligations under this Section 7.1, Parent shall, on behalf of the parties, control and lead (after discussing with the Company and taking the Company’s views into account in good faith) all communications and strategy for dealing with the FTC, the Antitrust Division or any other Governmental Entity with respect to any Competition Law that may be asserted by any Governmental Entity with respect to the Mergers or any of the other transactions contemplated by this Agreement, and Parent shall, on behalf of the parties, control and lead (after discussing with the Company and taking the Company’s views into account in good faith) the defense strategy for dealing with all Proceedings challenging the Mergers or any of the other transactions contemplated by this Agreement that are brought by the FTC, the Antitrust Division or any other Governmental Entity with respect to any Competition Law.

(f) Parent shall not, and shall cause the Parent Subsidiaries not to, and the Company shall not, and shall cause the Company Subsidiaries not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing part or all of the assets of or equity of, in any business or any corporation, partnership, association or other business organization or division thereof, or take any other similar action, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation, or the taking of any other similar action, would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any authorizations, consents, orders, clearances or approvals of any Governmental Entity necessary to consummate the transactions contemplated hereby or the expiration or termination of any applicable waiting period; (ii) increase, in any material respect, the risk of any Governmental Entity entering an order prohibiting the consummation of the transactions contemplated hereby; (iii) increase the risk, in any material respect, of not being able to remove any such order on appeal or otherwise; or (iv) prevent or materially delay the consummation of the transactions contemplated hereby.

(g) Nothing contained in this Agreement shall give Parent, Merger Sub I or Merger Sub II, directly or indirectly, the right to control or direct the operations of the Company or the Company Subsidiaries prior to the Corporate Merger Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Parent or the Parent Subsidiaries prior to the Corporate Merger Effective Time. Prior to the Corporate Merger Effective Time, each of Parent, Merger Sub I, Merger Sub II and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

7.2 Access to Information; Confidentiality.

(a) Upon reasonable notice and subject to applicable Laws, each of Parent and the Company, for the purposes of performing its respective obligations under this Agreement and enforcing its respective rights under this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other Representatives of the other party, access, during normal business hours during the period prior to the Corporate Merger Effective Time, to all its properties, books, contracts, commitments, personnel, information technology systems, and records, and, during such period, each of Parent and the Company shall, and shall cause its respective Subsidiaries to, make available to the other party all information concerning its business, properties and personnel as such party may reasonably request. Neither Parent nor the Company nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any Law or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) Each of Parent and the Company shall hold all information furnished by or on behalf of the other party or any of such party’s Subsidiaries or Representatives pursuant to Section 7.2(a) in confidence to the extent required by, and in accordance with, the provisions of the Confidentiality Agreement, by and between the Company and Parent, dated December 17, 2020 (the “Confidentiality Agreement”).

(c) No investigation by either of the parties or their respective Representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth herein.

7.3 Parent Meeting.

(a) As promptly as reasonably practicable after the date of this Agreement, and no later than forty-five (45) days following the date of this Agreement, Parent shall prepare, in consultation with the Company, and file with the SEC the preliminary Proxy Statement. Each of Parent and the Company shall furnish all information concerning itself and its affiliates that is required to be included in the Proxy Statement or that is customarily included in such filings prepared in connection with transactions of the type contemplated by this Agreement. Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments (written or oral) of the SEC with respect to the Proxy Statement. Parent shall promptly notify the Company upon the receipt of any comments (written or oral) from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement. Parent shall give the Company and its counsel a reasonable opportunity to review and comment on the Proxy Statement, including all amendments and supplements thereto, prior to filing such documents with the SEC or disseminating them to Parent’s stockholders and a reasonable opportunity to review and comment on all responses to requests for additional information, and shall consider any comments proposed by the Company in good faith. Parent will cause the definitive Proxy Statement to be mailed to Parent’s stockholders as promptly as practicable, and in no event more than five (5) business days, after the later of (i) the expiration of the ten (10)-day waiting period provided in Rule 14a-6(a) promulgated under the Exchange Act or (ii) the date on which Parent learns the SEC staff has no further comments on the Proxy Statement. If, at any time prior to the Parent Meeting, any information relating to the Parent, the Company or any of their respective affiliates, officers or directors should be discovered by Parent or the Company that should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement shall not contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading, the party that discovers such information shall promptly notify the other parties and correct such information, and Parent shall file an appropriate amendment or supplement describing such information with the SEC. Parent shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required under Delaware law to carry out the transactions contemplated by this Agreement, and the Company shall furnish all information concerning the Company and the holders of shares of Company Common Stock as may be reasonably requested in connection with any such action.

(b) Parent shall duly call, give notice of, convene and hold a meeting of its stockholders (the “Parent Meeting”) to be held as promptly as practicable, and in no event more than forty-five (45) days after the expiration of the 10-day waiting period provided in Rule 14a-6(a) promulgated under the Exchange Act or the date on which Parent learns the SEC has no further comments on the Proxy Statement, for the purpose of obtaining (a) the Requisite Parent Vote and the Corporate Opportunity Charter Amendment Vote required in connection with this Agreement and the Mergers and (b) if so desired and mutually agreed, a vote upon other matters of the type customarily brought before a meeting of stockholders in connection with the approval of a merger agreement or the transactions contemplated thereby. Subject to Section 7.3(c), Parent and its Board of Directors shall use its reasonable best efforts to obtain from the Parent stockholders the Requisite Parent Vote and the Corporate Opportunity Charter Amendment Vote, including by communicating to the Parent stockholders the Parent Board Recommendation (and including the Parent Board Recommendation in the Proxy Statement), and Parent and its Board of Directors shall not (i) withhold, withdraw, modify or qualify in a manner adverse to the Company the Parent Board Recommendation, (ii) fail to make the Parent Board Recommendation in the Proxy Statement, (iii) adopt, approve, recommend or endorse an Acquisition Proposal or publicly announce an intention to adopt, approve, recommend or endorse an Acquisition Proposal, (iv) fail to publicly and without qualification (A) recommend against any Acquisition Proposal or (B) reaffirm the Parent Board Recommendation within ten (10) business days (or such fewer number of days as remains prior that date that is two (2) business days prior to the Parent Meeting) after an Acquisition Proposal is made public, or (v) publicly propose to do any of the foregoing (any of the foregoing, a “Recommendation Change”).

(c) Notwithstanding the foregoing, subject to Section 9.1 and Section 9.2, if the Board of Directors of Parent determines in good faith, after consulting with such outside advisors as it determines in good faith to be reasonably necessary consistent with its fiduciary duties, that taking such action would be required to comply with its fiduciary duties under applicable Law, the Board of Directors of Parent may, in connection with a Superior Proposal or in response to an Intervening Event, prior to the receipt of the Requisite Parent Vote, make a Recommendation Change; provided that the Board of Directors of Parent may not take any actions under this sentence unless it (A) gives the Company at least four (4) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to a Superior Proposal, the latest material terms and conditions and the identity of the third party in any such Superior Proposal, or any (1) amendment or modification to the economic terms thereof or (2) other material amendment or modification to the terms thereof, or describe in reasonable detail such other event or circumstances) and (B) at the end of such notice period, takes into account any amendment or modification to this Agreement proposed by the Company and determines in good faith, after consulting with such outside advisors as it determines in good faith to be reasonably necessary consistent with its fiduciary duties, that taking such action would nevertheless be required to comply with its fiduciary duties under applicable Law. Any change in the economic terms of or any other material amendment to any Superior Proposal will be deemed to be a new Superior Proposal for purposes of this Section 7.3 and will require a new notice period as referred to in this Section 7.3 (except that the notice period shall be shortened to two (2) business days).

(d) If at any time following the dissemination of the Proxy Statement, the Company reasonably determines in good faith that the Requisite Parent Vote is unlikely to be obtained at the Parent Meeting, including due to an absence of quorum, then the Company shall have the right to require an adjournment or postponement of the Parent Meeting for the purpose of soliciting additional votes in favor of this Agreement; provided, however, that the Company may only require an adjournment or postponement of the Parent Meeting one time (and not multiple times), and such adjournment or postponement shall not delay the Parent Meeting by more than seven (7) days from the prior-scheduled date or to a date on or after the fifth (5th) business day preceding the Termination Date, unless otherwise required by applicable Law. Parent may postpone or adjourn the Parent Meeting if (i) there are holders of an insufficient number of shares present or represented by proxy at the Parent Meeting to constitute a quorum, (ii) Parent determines in good faith that it must solicit additional votes to obtain the Requisite Parent Vote or (iii) Parent is required to postpone or adjourn the Parent Meeting by applicable Law (as determined by Parent in good faith) or a request from the SEC or its staff; provided that no such adjournment or postponement shall delay the Parent Meeting by more than seven (7) days from the prior-scheduled date (after giving effect to any prior adjournment or postponement) or to a date on or after the fifth (5th) business day preceding the Termination Date, unless otherwise required by applicable Law.

(e) Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, the Parent Meeting shall be convened and the Share Issuance, the Authorized Share Charter Amendment and the Corporate Opportunity Charter Amendment shall be submitted to the stockholders of Parent at the Parent Meeting, and nothing contained herein shall be deemed to relieve Parent of such obligation, including as a result of a Recommendation Change.

7.4 Legal Conditions to Merger. Subject in all respects to Section 7.1 of this Agreement, each of Parent and the Company shall, and shall cause their respective Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Mergers and, subject to the conditions set forth in Article VIII hereof, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by Parent or the Company or any of their respective Subsidiaries in connection with the Mergers and the other transactions contemplated by this Agreement; provided that neither Parent nor the Company shall be required to make any payment to a third party (other than a Governmental Entity) or incur any liability to a third party (other than a Governmental Entity) to obtain any such consent, authorization, order, approval or exemption.

7.5 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Corporate Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Corporate Merger Effective Time.

7.6 Employee Benefit Plans.

(a) In order to further an orderly transition and integration, the Company and Parent shall cooperate in good faith in reviewing, evaluating and analyzing the Company Benefit Plans and Parent Benefit Plans with a view towards developing appropriate new benefit plans, or selecting the Company Benefit Plans or Parent Benefit Plans, as applicable, that will apply with respect to employees of the Combined Company and its Subsidiaries after the Corporate Merger Effective Time (collectively, the “New Benefit Plans”), provided, however, that prior to the Corporate Merger Effective Time, Parent, and after the Corporate Merger Effective Time, the Combined Company, shall have the ultimate authority with respect to all decisions relating to New Benefit Plans, and the Combined Company shall use its commercially reasonable efforts to cause the New Benefit Plans, to the extent permitted by applicable Law, to (i) treat similarly situated employees on a substantially equivalent basis, taking into account all relevant factors, including duties, geographic location, tenure, qualifications and abilities, and (ii) not discriminate between employees who were covered by Company Benefit Plans, on the one hand, and those covered by Parent Benefit Plans, on the other hand, at the Corporate Merger Effective Time. During the six (6) month period immediately following the Corporate Merger Effective Time, the Combined Company or its Subsidiaries shall provide each employee of Company and each employee of the Parent (and their respective Subsidiaries) who remains employed by the Combined Company or its Subsidiaries (each such employee, a “Legacy Employee”), with (i) an annual base salary or wage rate and (ii) severance benefits in the event that such Legacy Employee experiences a qualifying termination of employment during the six (6) month period immediately following the Corporate Merger Effective Time, that are no less favorable, in each case, than the greater of (A) such Legacy Employee’s salary or wage rate, as applicable, and severance entitlement as of immediately prior to the Corporate Merger Effective Time and (B) the salary or wage rate, as applicable, and severance entitlement in effect for similarly situated employees of the Combined Company or its Subsidiaries. Until such time as the New Benefit Plans are determined and/or established, each Legacy Employee who was employed by Parent or its Subsidiaries immediately prior to the Corporate Merger Effective Time will participate in Parent Benefit Plans until the earlier of (i) the time as the New Benefit Plans are determined and/or established and (ii) the date that is six (6) months following the Corporate Merger Effective Time, and each Legacy Employee who was employed by Company or its Subsidiaries immediately prior to the Corporate Merger Effective Time will participate in Company Benefit Plans, in each case subject to such Legacy Employee’s continued employment with the Combined Company and its Subsidiaries and the terms of such plans, including eligibility. It is understood and agreed that participation in New Benefit Plans may commence on different dates following the Corporate Merger Effective Time for different plans.

(b) With respect to any New Benefit Plans in which any Legacy Employees first become eligible to participate on or after the Corporate Merger Effective Time, and in which such Legacy Employee did not participate prior to the Corporate Merger Effective Time, the Combined Company shall use commercially reasonable efforts to: (i) waive all preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such Legacy Employee and their eligible dependents under any New Benefit Plans in which such Legacy Employee first become eligible to participate after the Corporate Merger Effective Time, except to the extent such preexisting conditions, exclusions or waiting periods would apply under the analogous Company Benefit Plan or Parent Benefit Plan, as the case may be, (ii) provide each such Legacy Employee and his or her eligible dependents with credit for any co-payments and deductibles paid prior to the Corporate Merger Effective Time (or, if later, prior to the time such Legacy Employee commenced participation in the New Benefit Plan) under a Company Benefit Plan or Parent Benefit Plan (to the same extent that such credit was given under the analogous Company Benefit Plan or Parent Benefit Plan) in satisfying any applicable deductible or out-of-pocket requirements under any New Benefit Plans in which such Legacy Employees first become eligible to participate after the Corporate Merger Effective Time, and (iii) recognize all service of such Legacy Employees with the Company or Parent, as applicable, and their respective Subsidiaries (and any predecessor entities), for all purposes in any New Benefit Plan in which such Legacy Employees first become eligible to participate after the Corporate Merger Effective Time to the same extent that such service was taken into account under the analogous Company Benefit Plan or Parent Benefit Plan prior to the Corporate Merger Effective Time; provided that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of service, (B) for purposes of benefit accrual under any defined benefit pension plan, (C) for purposes of any benefit plan that provides retiree welfare benefits, (D) to any benefit plan that is a frozen plan or provides grandfathered benefits, or (E) to the extent it would require any retroactive contributions.

(c) Nothing in this Agreement shall confer upon any employee, officer, director or consultant of the Company or Parent or any of their Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Entity, the Combined Company, Parent, the Company or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Entity, the Combined Company, Parent, the Company or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of the Company or Parent or any of their Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Parent Benefit Plan, Company Benefit Plan, New Benefit Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of Parent or any Parent Subsidiary (or, after the Corporate Merger Effective Time, the Combined Company or any of its Subsidiaries) or their respective affiliates to amend, modify or terminate any particular Parent Benefit Plan, Company Benefit Plan, New Benefit Plan or any other benefit or employment plan, program, agreement or arrangement after the Corporate Merger Effective Time. Without limiting the generality of Section 10.11, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including any current or former employee, officer, director or consultant of the Company or Parent or any of their Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

7.7 Certain Tax Matters.

(a) Each of Parent and the Company shall use its reasonable best efforts to cause the Mergers, taken together, to qualify, and shall not take (and shall cause its affiliates not to take) any action that could reasonably be expected to prevent or impede the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. Each of Parent and the Company shall not knowingly fail to take (and shall cause its affiliates not knowingly to fail to take) any action that could reasonably be expected to be necessary to permit the Mergers, taken together, to so qualify.

(b) If the Company or Tiger Parent Holdings, L.P. has requested an opinion of Wachtell, Lipton, Rosen & Katz (“Company Tax Counsel”), dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, for U.S. federal income Tax purposes, the Mergers, taken together, will be treated as a “reorganization” within the meaning of Section 368(a) of the Code (a “Reorganization Tax Opinion”), each of the Company, Parent, Merger Sub I and Merger Sub II shall cooperate with one another to obtain the Reorganization Tax Opinion. In connection with the foregoing, (i) Parent shall (and shall cause each of Merger Sub I and Merger Sub II to) deliver to Company Tax Counsel a duly executed letter of representation, substantially in the form of Exhibit G (the “Parent Tax Certificate”), and (ii) the Company shall deliver to Company Tax Counsel a duly executed letter of representation, substantially in the form of Exhibit H (the “Company Tax Certificate”), in the case of each of clause (i) and (ii), at such times as such counsel shall reasonably request (including at the Closing). Parent and the Company shall also provide such other information as reasonably requested by Company Tax Counsel for purposes of rendering any opinion described in this Section 7.7(b).

(c) Parent shall retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period ending on or before the Closing Date (“Pre-Closing Tax Period”) until the expiration of the applicable statute of limitations and shall abide by all record retention agreements entered into with any taxing authority. With respect to matters pertaining to any and all Pre-Closing Tax Periods, Parent will furnish to Tiger Parent Holdings, L.P. any information and other reasonable assistance requested by Tiger Parent Holdings, L.P. in connection with the filing of any Tax Return or any proceeding, examination, investigation, audit or review by a Governmental Entity with respect to Taxes.

(d) Prior to the Closing, Tiger Parent Holdings, L.P., the Company’s sole stockholder, shall deliver to Parent a properly completed and duly executed IRS Form W-9, it being agreed and understood that Parent’s sole remedy for breach of this Section 7.7(d) shall be to withhold the amounts required to be withheld pursuant to Section 1445 of the Code.

(e) It is agreed and understood that the provisions of this Section 7.7 (other than Section 7.7(d)) are for the benefit of, and shall be enforceable by, Tiger Parent Holdings, L.P.

7.8 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Corporate Merger Effective Time, the Combined Company shall indemnify and hold harmless and shall advance expenses as incurred, in each case to the maximum extent permitted by applicable Law, such persons that are indemnified as of the date of this Agreement by the Company pursuant to the Organizational Documents of the Company or of any Company Subsidiary and any indemnification agreements in existence as of the date hereof and disclosed in Section 7.8(a) of the Company Disclosure Schedule (in each case, when acting in such capacity) (collectively, the “Company Indemnified Parties”) and such persons that are indemnified as of the date of this Agreement by Parent pursuant to the Organizational Documents of Parent or of any Parent Subsidiary and any indemnification agreements in existence as of the date hereof and disclosed in Section 7.8(a) of the Parent Disclosure Schedule (in each case, when acting in such capacity) (collectively, the “Parent Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened in writing or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Corporate Merger Effective Time, arising out of the fact that such person is or was a director, officer or employee of the Company or any Company Subsidiary, or of Parent or any Parent Subsidiary, and pertaining to matters existing or occurring at or prior to the Corporate Merger Effective Time, including the transactions contemplated by this Agreement; provided, that in the case of advancement of expenses, any Company Indemnified Party or Parent Indemnified Party, to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

(b) For a period of six (6) years after the Corporate Merger Effective Time, the Combined Company shall cause to be maintained in effect insurance coverage equivalent to the coverage under the current policies of directors’ and officers’ liability insurance maintained by the Company as of the date hereof (provided, that the Combined Company may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims arising from facts or events which occurred at or before the Corporate Merger Effective Time; provided, however, that the Combined Company shall not be obligated to expend, on an annual basis, an amount in excess of 300% of the current annual premium paid as of the date hereof by the Company for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Combined Company shall cause to be maintained policies of insurance which, in the Combined Company’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, the Company may, or at Parent’s request shall, obtain at or prior to the Corporate Merger Effective Time a six (6)-year “tail” policy under the Company’s existing directors’ and officers’ insurance policy providing equivalent coverage to that described in the preceding sentence if the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap.

(c) The provisions of this Section 7.8 shall survive the Corporate Merger Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Company Indemnified Party and his or her heirs and Representatives. If the Combined Company, the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving entity of such consolidation or merger, or (ii) transfers all or substantially all of its assets to any other person or engages in any similar transaction, then in each such case, the Combined Company or the Surviving Entity will cause proper provision to be made so that the successors and assigns of the Combined Company or the Surviving Entity, as applicable, will expressly assume the obligations set forth in this Section 7.8.

7.9 Stockholder Litigation. Parent shall give the Company prompt notice of any stockholder litigation against Parent or its directors or officers relating to the transactions contemplated by this Agreement, and shall give the Company the opportunity to participate (at the Company’s expense) in the defense or settlement of any such litigation. Parent shall give the Company the right to review and comment on all filings or responses to be made by such party in connection with any such litigation, and will in good faith take such comments into account. Parent shall not agree to settle any such litigation in which the Company, Tiger Parent Holdings, L.P., Apollo Global Management, Inc. or any of their respective affiliates are named without the Company’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; provided that Parent shall not agree to settle any other such litigation without first consulting in good faith with the Company and, following such good faith consultation, may agree to settle such litigation without the prior written consent of the Company to the extent that such settlement would not impose any material restriction on, or create any adverse precedent that would be material to, the business of the Combined Company and its Subsidiaries, taken as a whole, after giving effect to the Mergers and would not impose any restrictions on the Company, Tiger Parent Holdings, L.P., Apollo Global Management, Inc. or their respective affiliates, as applicable.

7.10 Acquisition Proposals.

(a) Each party agrees that it will not, and will cause each of its Subsidiaries and its and their respective directors and officers not to, and shall not permit its and their other respective Representatives to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with any person relating to any Acquisition Proposal or (iv) unless this Agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement referred to and entered into in accordance with this Section 7.10) in connection with or relating to any Acquisition Proposal. Each party will, and will cause its Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than Parent or the Company, as applicable, with respect to any Acquisition Proposal, and request the return or destruction of any confidential information previously delivered to any such person pursuant to the terms of any confidentiality agreement to the extent provided by such agreement.

(b) Notwithstanding Section 7.10(a), in the event that after the date of this Agreement and prior to the receipt of the Requisite Parent Vote, Parent receives a bona fide written Acquisition Proposal not solicited in violation of this Section 7.10, Parent may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in such negotiations or discussions with the person making the Acquisition Proposal and Parent’s Representatives if the Board of Directors of Parent concludes in good faith, after consulting with such outside advisors as it determines in good faith to be reasonably necessary consistent with its fiduciary duties, that taking such actions would be required to comply with its fiduciary duties under applicable Law; provided, that, prior to furnishing any confidential or nonpublic information permitted to be provided pursuant to this sentence, Parent shall have entered into a confidentiality agreement with the person making such Acquisition Proposal on terms substantially no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with Parent, and shall otherwise permit Parent to comply with its obligations herein.

(c) Parent will promptly (within twenty-four (24) hours) advise the Company following receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or Acquisition Proposal), will provide the Company with an unredacted copy of any such Acquisition Proposal and any draft agreements, proposals or other materials received in connection with any such inquiry or Acquisition Proposal, and will keep the Company apprised of any related material developments, discussions and negotiations on a reasonably current basis, including any (1) amendment or modification to the economic terms thereof or (2) other material amendment or modification to the terms thereof. Each party shall use its reasonable best efforts to enforce any confidentiality agreements (other than “standstill” provisions therein) to which it or any of its Subsidiaries is or becomes a party in accordance with the terms thereof. Parent shall not, and shall not permit any of its Subsidiaries or its or their respective Representatives to, enter into any confidentiality agreement subsequent to the date hereof which prohibits Parent from providing to the Company the information required to be provided to the Company pursuant to this Section 7.10(c).

(d) Nothing contained in this Agreement shall prevent the Parent or its Board of Directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal; provided, that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement.

7.11 Public Announcements. Parent and the Company agree that the initial press release with respect to the execution and delivery of this Agreement shall be a release mutually agreed to by the parties. Thereafter, each of the parties agrees that, without limiting Section 7.3, no public release or announcement or other public statement concerning this Agreement or the transactions contemplated hereby shall be issued by any party without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as required by applicable Law or the rules or regulations of any stock exchange to which the relevant party is subject, in which case the party required to make the release or announcement shall consult with the other party about, and allow the other party reasonable time to comment on, such release or announcement in advance of such issuance, (b) for such releases, announcements or statements that are consistent with other such releases, announcements or statements made after the date of this Agreement in compliance with this Section 7.11, or (c) for releases, announcements or statements made in connection with a Recommendation Change or in connection with litigation between the parties.

7.12 Takeover Statutes. None of Parent, the Company, Merger Sub I, Merger Sub II or their respective Boards of Directors shall take any action that would cause any Takeover Statute to become applicable to this Agreement or the Mergers, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Mergers from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the Mergers, each party and the members of their respective Boards of Directors will grant such approvals and take such actions as are necessary so that the Mergers and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on the Mergers, including, if necessary, challenging the validity or applicability of any such Takeover Statute.

7.13 Financing Matters.

(a) Parent shall, and shall cause its Subsidiaries to, use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Financing in an amount (together with any other cash sources available to Parent and its Subsidiaries) sufficient to satisfy the Transaction Uses on the terms (including the “market flex” provisions) and subject only to the conditions set forth in the Commitment Letter or the definitive agreements related to the Financing (the “Financing Agreements”), including using reasonable best efforts to (i) maintain in effect, until the Closing Date, the Commitment Letter or the Financing Agreements, as applicable, (ii) materially comply with the obligations that are set forth in the Commitment Letter and the Financing Agreements that are applicable to Parent (insofar as failure to so comply would constitute an unsatisfied condition precedent to obtaining the Financing or give rise to a termination right under the Commitment Letter or the Financing Agreements) and satisfy on a timely basis all conditions precedent in the Commitment Letter and the Financing Agreements that are within its control, and (iii) to the extent necessary to satisfy the Transaction Uses, fully enforce the rights of Parent under the Commitment Letter and the Financing Agreements. Parent shall not prior to the Closing release or consent to the termination of the obligations of the lenders under the Commitment Letter or the Financing Agreements without the consent of the Company (other than in accordance with the terms of the Commitment Letter as in effect on the date of this Agreement).

(b) In the event any funds required to satisfy the Transaction Uses, or any portion thereof, become unavailable on the terms and conditions contemplated in the Commitment Letter (if applicable, after giving effect to the “market flex” provisions) or the Financing Agreements, Parent shall, and shall cause its Subsidiaries to, use reasonable best efforts to cooperate to arrange to obtain promptly any such portion from the same or alternative sources, in an amount sufficient, when added to the portion of the Financing that is available, to allow Parent to satisfy the Transaction Uses (the “Alternative Financing”), and to obtain a new financing commitment to Parent that provides for such Alternative Financing on terms and conditions reasonably acceptable to each of Parent and the Company (the “Alternative Financing Commitment Letter”). It is understood and agreed that (i) committed Permanent Financing may reduce (dollar-for-dollar) the Financing and such shall not be a breach of this Section 7.13(b) so long as the net proceeds of such Permanent Financing are made available to fund the Transaction Uses on the Closing Date and (ii) the terms and conditions of any Alternative Financing Commitment Letter that provides for Alternative Financing on terms not materially less favorable to Parent (taking into account the “market flex” provisions set forth in the Commitment Letter) shall be deemed to reasonably acceptable to the Company for purposes of the preceding sentence so long as such terms and conditions would not have any result, event or consequence described in any of clauses (A) through (D) of Section 7.13(c).

(c) Parent shall give the Company prompt written notice upon it obtaining knowledge of (i) any material breach (or threatened in writing material breach) or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any material breach or default) by any party to the Commitment Letter or the Financing Agreements, (ii) any actual or threatened in writing withdrawal, repudiation or termination of the Financing by any of the lenders, (iii) any material dispute or disagreement between or among any of the Financing Parties (on the one hand) and Parent or any of its affiliates (on the other hand) party to the Commitment Letter or the Financing Agreements, and (iv) any amendment or modification of, or waiver under, the Commitment Letter or the Financing Agreements. Parent shall not, without the prior written consent of the Company, amend, modify, supplement, restate, substitute, replace, terminate, or agree to any waiver under the Commitment Letter or any Financing Agreement, which consent in the case of an amendment, modification or restatement shall not be unreasonably withheld or delayed so long as such amendment, modification or restatement would not (A) reasonably be expected to prevent, materially impede, or materially delay the consummation of the Mergers and the other transactions contemplated by this Agreement, materially delay or impair the availability of the Financing or make the funding of the Financing at the Closing less likely to occur, (B) reduce the aggregate amount of the Financing such that Parent would have insufficient funds to satisfy the Transaction Uses, (C) contain additional or modified conditions precedent to the funding of the Financing relative to those set forth in the Commitment Letter as in effect as of the date hereof, or (D) reasonably be expected to adversely impact the ability of Parent to enforce or cause the enforcement of its rights under the Commitment Letter or the Financing Agreements; provided that notwithstanding the foregoing, Parent may (i) implement or exercise any of the “market flex” provisions exercised by the lenders in accordance with the Commitment Letter as of the date hereof (it being understood that, to the extent that the Company has an approval or consultation right with respect to such “market flex” provisions, the Company shall exercise such right in consultation with Parent) or (ii) amend and restate the Commitment Letter or otherwise execute joinder agreements to the Commitment Letter solely to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that are reasonably acceptable to each of Parent and the Company.

(d) Until the earlier of the Closing and the valid termination of this Agreement in accordance with Article VIII, Parent agrees to use its reasonable best efforts to take, or cause to be taken, and to cause its Representatives to take or cause to be taken, all actions and to do, or cause to be done, all things necessary, advisable and proper in connection with the arrangement, marketing and consummation of the issuance of any debt securities or the incurrence of any other long-term debt financing by Parent that is reasonably acceptable to each of the Parent and the Company in lieu of the Financing (such financing, the “Permanent Financing”), including, without limitation, (1) consulting with the Company in good faith on the terms and conditions of any Permanent Financing and (2) using its reasonable best efforts to take (or cause to be taken) the following actions (i) negotiating definitive agreements with respect thereto, on the terms and conditions contained in the Commitment Letter or on such other terms and conditions as are reasonably acceptable to each of Parent and the Company and (ii) arranging as promptly as reasonably practicable the Permanent Financing on or prior to the Closing on the terms and conditions set forth in the Commitment Letter or on such other terms and conditions as are reasonably acceptable to each of Parent and the Company.

(e) Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 7.13 or elsewhere in this Agreement shall require, and in no event shall the “reasonable best efforts” of Parent or any of its affiliates be deemed or construed to require, Parent or any such affiliate to seek or accept the Financing and/or any Permanent Financing on terms materially less favorable in the aggregate than the terms and conditions described in the Commitment Letter (including the exercise of “market flex” provisions) as determined in the reasonable judgment of Parent.

(f) On and prior to the Closing, the Company shall, and shall cause its Subsidiaries to, and shall use commercially reasonable efforts to cause their respective directors, officers, employees, agents and advisors to, use commercially reasonable efforts to cooperate with Parent as necessary in connection with the arrangement of the Financing or any Permanent Financing as may be customary and reasonably requested by Parent in writing, including using commercially reasonable efforts to, upon such request of Parent:

(i) make appropriate officers or members of the management team (with appropriate seniority and expertise) available for participation at reasonable times and locations mutually agreed in a reasonable number of meetings, lender and investor presentations, conference calls, road show presentations, due diligence sessions, meetings with prospective lenders and investors, and ratings agencies (it being understood that any such meetings or presentations may be take place virtually);

(ii) (A) provide reasonable assistance in the preparation of any reasonable and customary bank information memoranda (including using commercially reasonable efforts to obtain customary authorization letters (solely with respect to the information specific to the Company or any of its Subsidiaries) to be reasonably included in any such bank information memoranda from a senior officer of the Company) or private placement memoranda, rating agency presentations, marketing and/or syndication materials, in each case with respect to the Company and its Subsidiaries and to the extent customary and reasonable, (B) provide reasonable assistance preparing a customary prospectus, offering memorandum, private placement memorandum or other document to be used in connection with an offering (an “Offering Document”) suitable for use in a customary (electronic) road show relating to debt securities and in customary form for prospectuses used in offerings of public debt securities or offering memoranda used in Rule 144A for life offerings of debt securities, (C) assist Parent in the preparation by Parent of customary pro forma financial statements and projections necessary in connection with the Financing and/or the Permanent Financing, and (D) use commercially reasonable efforts to cause its accountants to cooperate in the provision of any customary “comfort” (including “negative comfort”) in respect of financial information of the Company or any of its Subsidiaries included in any Offering Document; it being understood that (x) Parent shall be solely responsible for preparing any pro forma financial statements or projections described in subclause (C) of this Section 7.13(f)(ii) and (y) the Company shall not be required to provide any of the following: (1) any description of all or any portion of the Financing or any Permanent Financing, (2) financial statements, related party disclosures, or any segment information, in each case that are prepared on a basis not consistent with the Company’s reporting practices used in preparation of the Company Financial Statements, (3) pro forma financial statements or (4) projections (provided, that, for the avoidance of doubt, the Company shall assist Parent in Parent’s preparation of pro forma financial information or projections in subclause (C) of this Section 7.13(f)(ii));

(iii) assist in the preparation and negotiation and execution and delivery as of the Closing of any definitive financing documents (including any schedules and exhibits thereto) as may be reasonably requested by Parent (including using commercially reasonable efforts to obtain consents of accountants for use of their reports in any materials relating to the Financing and/or any Permanent Financing); provided that the Company shall not be required to deliver any solvency certificate;

(iv) cause the taking of corporate and other actions by the Company and its Subsidiaries reasonably necessary to permit the satisfaction of the conditions to the funding of the Financing and/or any Permanent Financing on the Closing Date; and

(v) provide at least four business days prior to the Closing Date (provided that Parent has made such request at least ten (10) business days prior to the Closing Date) all material documentation and other information about the Company as is reasonably requested by the Parent to satisfy applicable “beneficial ownership,” “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act.

(g) Section 7.13(e) notwithstanding:

(i) (x) neither the Company or its Subsidiaries nor any Persons who are directors, officers or employees of the Company or its Subsidiaries shall be required to (A) pass resolutions or consents (except those which are subject to the occurrence of the Closing passed by directors or officers continuing in their positions following the Closing) or (B) execute any document or Contract or incur any liability that is effective prior to the occurrence of the Closing, in each case in connection the Financing and/or any Permanent Financing or the cooperation contemplated by this Section 7.13 (other than, in the case of this clause (B), (1) any customary authorization letter described in the parenthetical in Section 7.13(f)(ii)(A) and (2) any documents or notices required to be delivered pursuant to Section 7.13(i) prior to the Closing Date); provided that, notwithstanding anything to the contrary in this Agreement, no such Persons shall be required to pass resolutions or consents or execute any document or Contract in connection with the Financing or any Permanent Financing unless such Persons are to remain as directors, officers or employees following the Closing (for the avoidance of doubt, nothing contained in this proviso is intended to limit the Company’s obligations under Section 7.13(i));

(ii) (A) no obligation of the Company or any of its Subsidiaries or any of their respective Representatives to a third party undertaken pursuant to the Financing or any Permanent Financing or the cooperation contemplated by this Section 7.13 (other than in connection with any customary authorization letter described in Section 7.13(f)(ii)(A) above) shall be effective until the Closing and (B) in no event shall the Company or any of its Subsidiaries be required to incur any other liability or obligation, make any other payment or agree to provide any indemnity in connection with the Financing or any Permanent Financing or any of the foregoing prior to the Closing Date, in each case that would not be reimbursed or indemnified in full by Parent or pay any commitment or other fee;

(iii) none of the Company or its Subsidiaries or any of their respective Representatives shall be required to deliver any financial information with respect to a fiscal period that has not yet ended;

(iv) none of the Company or its Subsidiaries or any of their respective Representatives will be required to provide, or cause to be provided, any legal opinions in connection with (A) the Financing, (B) any Permanent Financing, or (C) the cooperation contemplated by this Section 7.13;

(v) in no event shall the Company or any of its Subsidiaries be required to provide any cooperation in connection with the Financing or any Permanent Financing to the extent that it (A) unreasonably interferes with the ongoing business or operations of the Company and its Subsidiaries (as determined in good faith by the Company) or (B) jeopardizes (in the Company’s reasonable determination) any attorney-client privileges of the Company or any of its Subsidiaries (in which case the Company and such Subsidiaries shall use reasonable best efforts to take such action in a manner that would not jeopardize such attorney-client privilege);

(vi) nothing in Section 7.13(e) shall require any action that would result in a material violation or breach of, or a default under, the Organizational Documents of the Company or its Subsidiaries, any material Contracts to which the Company or its Subsidiaries are a party or any applicable Law;

(vii) none of the Company or its Subsidiaries or any of their respective Representatives shall be required by any provision of this Agreement to take any action that would cause the Company or any of its Subsidiaries to breach any representation, warranty, covenant or agreement in this Agreement; and

(viii) none of the Company or its Subsidiaries or any of their respective Representatives shall be required to take any action that could reasonably be expected to cause any director, officer or employee or stockholder of the Company or any of its Subsidiaries to incur personal liability.

(h) In addition, nothing contained in this Section 7.13 or otherwise shall require the Company or any of its Subsidiaries to be an issuer or other obligor with respect to the Financing or any Permanent Financing.

(i) During the period from the date of this Agreement to the Corporate Merger Effective Time, Parent and the Company shall, and shall cause their respective Subsidiaries and its and their respective officers, directors, employees and Representatives to, cooperate in good faith to implement any mutually acceptable arrangements in connection with Parent’s and the Company’s and their respective Subsidiaries’ existing credit facilities, indentures or other documents governing or relating to indebtedness in connection with the transactions contemplated by this Agreement, including, without limitation, the repayment or termination of indebtedness, in each case, so long as the effectiveness of such arrangements is conditioned upon the consummation of the Mergers. In further of the foregoing, Parent and the Company shall request from their respective existing lenders, agents, trustees and other debt holders such customary documents in connection with any repayment, refinancing or termination of existing debt in connection with the transactions contemplated by this Agreement (including the Financing or any Permanent Financing), including customary payoff letters and related lien releases.

(j) All non-public or otherwise confidential information regarding the businesses of Parent obtained by the Company or its Representatives pursuant to this Section 7.13 or otherwise shall be kept confidential in accordance with the terms of the Confidentiality Agreement; provided that Parent and its Subsidiaries will be permitted to disclose such information to the Financing Entities, and that Parent and such Financing Entities may share such information with potential financing sources in connection with any marketing efforts for the Financing and/or any Permanent Financing or any Offering Documents referred to in Section 7.13(f)(ii); provided, however, that the recipients of such information and any other information contemplated to be provided by Parent or any of its Subsidiaries pursuant to this Section 7.13, agree to customary confidentiality arrangements, including “click through” confidentiality agreements and confidentially provisions contained in customary bank books and offering memoranda.

(k) All non-public or otherwise confidential information regarding the businesses of the Company and its Subsidiaries obtained by Parent or its Representatives pursuant to this Section 7.13 or otherwise shall be kept confidential in accordance with the terms of the Confidentiality Agreement. Notwithstanding the preceding sentence or any other provision set forth herein or in any other agreement between Parent and the Company (or their respective affiliates), the Company agrees that (i) Parent may share information with respect to the businesses of the Company and its Subsidiaries with the Financing Entities, and that Parent and such Financing Entities may share such information with potential financing sources in connection with any marketing efforts for the Financing and/or any Permanent Financing or any Offering Documents referred to in Section 7.13(f)(ii) used in Rule 144A for life offerings of debt securities; provided, however, that the recipients of such information and any other information contemplated to be provided by Parent or any of its Subsidiaries pursuant to this Section 7.13, agree to customary confidentiality arrangements, including “click through” confidentiality agreements and confidentially provisions contained in customary bank books and offering memoranda, and (ii) Parent may disclose information to the extent reasonably required (in the good faith judgment of Parent) or desired (in the good faith judgment of Parent and to which the Company does not reasonably object) to be included in any document or Offering Document referred to in Section 7.13(f)(ii) used in a public registered offering of debt securities. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing and/or any Permanent Financing; provided, that such logos are used solely in a manner that is not intended, or reasonably likely, to harm, disparage or otherwise adversely affect the Company or any of its Subsidiaries or the reputation or goodwill of any of them.

7.14 Exemption from Liability under Section 16(b). Parent and the Company agree that, in order to most effectively compensate and retain the officers and directors of the Company (the “Company Insiders”), both prior to and after the Corporate Merger Effective Time, it is desirable that Company Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable Law in connection with the conversion of shares of Company Common Stock into shares of Parent Common Stock in the Corporate Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 7.14. The Company shall deliver to Parent in a reasonably timely fashion prior to the Corporate Merger Effective Time accurate information regarding the Company Insiders, and the Boards of Directors of Parent and the Combined Company, as applicable, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter, and in any event prior to the Corporate Merger Effective Time, approve such resolutions as may be required to cause any acquisitions of Parent Common Stock or Parent Equity Awards by any Company Insiders who, immediately following the Mergers, will be officers or directors of the Combined Company subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable Law.

7.15 Transition. As promptly as reasonably practicable after the date hereof, and in all cases subject to applicable Law and Section 7.2, each of Parent and the Company shall, and shall cause its Subsidiaries to, during normal business hours, reasonably cooperate with the other party and its Subsidiaries to facilitate the integration of the parties and their respective businesses effective as of the Closing Date or such later date as may be determined by Parent and the Company. Neither Parent, the Company nor any of their respective Subsidiaries shall be required to take any action under this Section 7.15 if such action would unduly disrupt its business.

7.16 Merger Sub I and Merger Sub II Approval. Promptly following the execution of this Agreement, Parent shall take all action necessary to cause this Agreement and the transactions contemplated by this Agreement, including the Mergers, to be adopted by the sole stockholder of each Merger Sub and shall promptly provide to the Company written evidence of such approval.

7.17 Company Approval. Promptly following the execution of this Agreement (and in any event, within 4 hours thereof), the Company shall take all action necessary to cause this Agreement and the transactions contemplated by this Agreement, including the Mergers, to be adopted by the sole stockholder of the Company and shall deliver to Parent within such timeframe, the Written Consent of the Sole Stockholder in the form attached hereto as Exhibit F, as executed by the Company’s sole stockholder.

7.18 Corporate Opportunity Charter Amendment Vote. If the Corporate Opportunity Charter Amendment Vote is not received at the Parent Meeting or any adjournment or postponement thereof, the Combined Company shall cause the Corporate Opportunity Charter Amendment, as applicable, to be submitted to the holders of shares of Parent Common Stock for their approval at the next annual meeting of its stockholders occurring following the Closing Date, and the Combined Company and the Board of Directors of the Combined Company shall recommend that the holders of shares of Parent Common Stock vote in favor of, and use reasonable best efforts to take all action necessary to obtain, the Corporate Opportunity Charter Amendment Vote at such annual meeting and cause the Charter Amendment to become effective immediately after the receipt of the Corporate Opportunity Charter Amendment Vote.

7.19 Resignation Letters. The Company shall use its commercially reasonable efforts to deliver to Parent at or prior to the Closing, a resignation letter from each officer and director of the Company and the Company Subsidiaries, in each case as requested by Parent, effective as of, and contingent upon, the Closing.

7.20 Post-Signing Financial Statements. Following the date of this Agreement through the Closing Date, to the extent not otherwise provided pursuant to Section 7.13, the Company shall prepare and deliver to Parent (a) an audited consolidated balance sheet, statement of income, statement of shareholders’ equity and statement of cash flows and associated footnotes of Tech Data Corporation and its Subsidiaries, in compliance with GAAP and SEC Regulation S-X, and shall use commercially reasonable efforts to obtain an unqualified opinion from the Company’s accountants, in each case in respect of any fiscal year of the Company ending after January 31, 2020 and on or prior to the date that is at least 90 days prior to the Closing Date (the “Post-Signing Audited Financial Statements”) and (b) an unaudited consolidated balance sheet, statement of income, statement of shareholders’ equity and statement of cash flows of Tech Data Corporation and its Subsidiaries, in compliance with GAAP and SEC Regulation S-X, in respect of any fiscal quarter (other than the fourth fiscal quarter of any fiscal year of the Company) ending after the date hereof and on or prior to the date that is at least 45 days prior to the Closing Date, with a comparison to the corresponding fiscal quarter of the prior fiscal year, with related footnotes (“Post-Signing Quarterly Financials”, and together with the Post-Signing Audited Financial Statements, the “Post-Signing Financials”). The Company shall also use commercially reasonable efforts to obtain consents of accountants for use of their reports in any SEC filings by Parent that are required to include historical financial information of the Company to the extent originally reported upon by such accountants.

7.21 Company Equity Contribution. Prior to the Corporate Merger Effective Time, the Company shall cause one or more of its applicable affiliates to make an equity contribution to the Company of at least $500,000,000 in cash, in exchange for shares of Company Common Stock (the “Equity Contribution” ). In no event shall the Equity Contribution increase the Aggregate Stock Consideration or the Aggregate Cash Consideration.

ARTICLE VIII

CONDITIONS PRECEDENT

8.1 Conditions to Each Party’s Obligation to Effect the Mergers. The respective obligations of the parties to effect the Mergers shall be subject to the satisfaction at or prior to the Corporate Merger Effective Time of the following conditions:

(a) Parent Stockholder Approval. The Requisite Parent Vote shall have been obtained and remain in full force and effect.

(b) Listing. The shares of Parent Common Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on the NYSE, as applicable, subject to official notice of issuance.

(c) Regulatory Approvals. (i) Any waiting period (and any extensions thereof) applicable to the Mergers under the HSR Act shall have expired or been terminated; (ii) any timing agreement(s) with the Federal Trade Commission and/or the Antitrust Division of the Department of Justice applicable to the consummation of the Mergers (if any) has expired or otherwise does not prohibit consummation of the Mergers and (iii) all other Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods (and any extensions thereof in respect thereof shall have expired or been terminated).

(d) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or Governmental Entity of competent jurisdiction or other legal restraint or prohibition enjoining or preventing the consummation of the Mergers shall be in effect. No Law, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity of competent jurisdiction which prohibits or makes illegal consummation of the Mergers.

8.2 Conditions to Obligations of the Company. The obligation of the Company to effect the Mergers is also subject to the satisfaction, or waiver by the Company, at or prior to the Corporate Merger Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent, Merger Sub I and Merger Sub II set forth in Section 4.1(a), Section 4.2(a), Section 4.2(b), Section 4.2(c), Section 4.3(a), Section 4.3(b)(i), Section 4.6 and Section 4.7(a) (in each case, after giving effect to the lead-in to Article IV) shall be true and correct (provided, however, in the case of Section 4.2(a) only, shall be true and correct other than such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). The representations and warranties of Parent, Merger Sub I and Merger Sub II set forth in Section 4.5(e) (in each case after giving effect to the lead-in to Article IV) shall be true and correct as of the date of the Agreement and shall be true and correct in all respects, as to Section 4.5(e)(i), and in all material respects, as to Section 4.5(e)(ii), as of the Closing Date as though made on and as of the Closing Date. The representations and warranties of Parent, Merger Sub I and Merger Sub II set forth in Section 4.5(a), Section 4.5(b), Section 4.5(c), Section 4.7(b), Section 4.9, Section 4.17, Section 4.19 and Section 4.20 (in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all material respects, without giving effect to any qualification as to materiality set forth in such representations or warranties, in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of Parent, Merger Sub I and Merger Sub II set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent. The Company shall have received a certificate dated as of the Closing Date and signed on behalf of Parent by the Chief Executive Officer or the Chief Financial Officer of Parent to the foregoing effect.

(b) Performance of Obligations of Parent. Parent shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate dated as of the Closing Date and signed on behalf of Parent by the Chief Executive Officer or the Chief Financial Officer of Parent to such effect.

(c) No Material Adverse Effect. Since the date of this Agreement, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

(d) Investor Rights Agreement. Parent shall have delivered a duly executed counterpart of the Investor Rights Agreement.

8.3 Conditions to Obligations of Parent, Merger Sub I and Merger Sub II. The obligation of Parent, Merger Sub I and Merger Sub II to effect the Merger is also subject to the satisfaction, or waiver by Parent, at or prior to the Corporate Merger Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in Section 5.1(a), Section 5.2(a), Section 5.3(a), Section 5.3(b)(i), Section 5.6 and Section 5.7(a) (in each case, after giving effect to the lead-in to Article V) shall be true and correct (provided, however, in the case of Section 5.2(a) and Section 5.3(a) only, shall be true and correct other than such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and the representations and warranties of the Company set forth in Section 5.1(a). The representations and warranties of the Company set forth in Section 5.5(d) (in each case after giving effect to the lead-in to Article V) shall be true and correct as of the date of the Agreement and shall be true and correct in all respects, as to Section 5.5(d)(i), and in all material respects, as to Section 5.5(d)(ii), as of the Closing Date as though made on and as of the Closing Date. The representations and warranties of the Company set forth in Section 5.5(a), Section 5.5(b), Section 5.7(b), Section 5.9, Section 5.16 and Section 5.18 (in each case, after giving effect to the lead-in to Article V) shall be true and correct in all material respects, without giving effect to any qualification as to materiality set forth in such representations or warranties, in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of the Company set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article V) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company. Parent shall have received a certificate dated as of the Closing Date and signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company to the foregoing effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate dated as of the Closing Date and signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company to such effect.

(c) No Material Adverse Effect. Since the date of this Agreement, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

(d) Company Stockholder Approval. The Written Consent of the Sole Stockholder shall have been executed by the sole stockholder of the Company and shall remain in full force and effect.

(e) Investor Rights Agreement. Tiger Parent Holdings, L.P. shall have delivered a duly executed counterpart of the Investor Rights Agreement.

(f) Officer’s Certificate. Parent shall have received a certificate executed on behalf of the Company by an executive officer of the Company certifying that the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.

(g) Equity Contribution. The Equity Contribution shall have been made and Parent shall have received evidence thereof reasonably acceptable to Parent.

ARTICLE IX

TERMINATION AND AMENDMENT

9.1 Termination. This Agreement may be terminated at any time prior to the Corporate Merger Effective Time, whether before or (except in the case of Section 9.1(e) or Section 9.1(f)) after receipt of the Requisite Parent Vote:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company if (i) any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Mergers and such denial has become final and nonappealable or (ii) any Law or order issued after the date of this Agreement permanently restraining, enjoining or otherwise prohibiting the consummation of the Mergers shall have become final and non-appealable, unless the denial of such Requisite Regulatory Approval or issuance of such Law or order permanently restraining, enjoining or otherwise prohibiting the consummation of the Mergers, as applicable, shall be principally due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;

(c) by either Parent or the Company if the Merger shall not have been consummated on or before 11:59 p.m. on December 22, 2021 (as it may be extended pursuant to this clause (c), the “Termination Date”); provided, however, that if as of December 22, 2021 a Specified Circumstance exists and each of the conditions set forth in Section 8.2 and Section 8.3 (other than with respect to the Specified Circumstance) is satisfied or has been waived, than either Parent or the Company may, by providing notice to the other party, extend the Termination Date to 11:59 p.m. on March 22, 2022; provided, further, that if as of March 22, 2022 a Specified Circumstance exists and each of the conditions set forth in Section 8.2 and Section 8.3 (other than with respect to the Specified Circumstance) is satisfied or has been waived, than either Parent or the Company may, by providing notice to the other party, extend the Termination Date to 11:59 p.m. on June 22, 2022; and provided, further, that a party may not elect to make such an extension if the failure of the Closing to occur by such date is principally due to the failure of the party seeking the extension pursuant to this clause (c) to perform or observe the obligations, covenants and agreements of such party set forth herein;

(d) by either Parent or the Company (provided, that the terminating party is not then in material breach of any obligation, covenant or other agreement contained herein) if there shall have been a breach of any of the obligations, covenants or agreements or any breach or failure to be true of the representations or warranties set forth in this Agreement on the part of Parent, in the case of a termination by the Company, or the Company, in the case of a termination by Parent, which breach or failure to be true, either individually or in the aggregate with all other breaches or failure to be true, would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 8.2, in the case of a termination by the Company, or Section 8.3, in the case of a termination by Parent, and which is not cured within thirty (30) days (or such fewer days as remain prior to the Termination Date) following written notice to Parent, in the case of a termination by the Company, or the Company, in the case of a termination by Parent, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);

(e) by either Parent or the Company if the Requisite Parent Vote shall not have been obtained following a vote taken at the Parent Meeting (unless such Parent Meeting has been validly adjourned or postponed, or validly requested by the Company to be adjourned or postponed, in accordance with Section 7.3, in which case at the final adjournment or postponement thereof) upon the approval of the Share Issuance or the Authorized Share Charter Amendment by the stockholders of Parent;

(f) by the Company, at any time prior to obtaining the Requisite Parent Vote, if (i) Parent or the Board of Directors of Parent shall have made a Recommendation Change, (ii) Parent has committed a Willful Breach of its obligations under Section 7.10(a) or (iii) Parent has committed a Willful Breach of its obligations under Section 7.10(c) that actually prejudices the Company; or

(g) by Parent, at any time prior to obtaining the Requisite Parent Vote, in order to accept a Superior Proposal.

For the avoidance of doubt and notwithstanding anything in this Agreement to the contrary, (i) in no event shall Parent’s breach or Willful Breach of any obligation that is not specifically set forth in Section 7.10(a) or Section 7.10(c), whether or not such obligation is related to, similar to, connected with, or derivative of any of the obligations of Parent set forth in Section 7.10(a) or Section 7.10(c), be deemed, solely in and of itself, to trigger the Company’s termination right under Section 9.1(f) (it being understood that facts or occurrences giving rise or contributing to such breach or Willful Breach may be taken into account in determining whether there has been a Willful Breach of the obligations under Section 7.10(a) or Section 7.10(c)); and (ii) any notice (including advising or keeping apprised) or delivery upon the Company as required under Section 7.10(c) shall be deemed effective if such notice or delivery is given in accordance with Section 10.5.

9.2 Effect of Termination.

(a) In the event of termination of this Agreement by either Parent or the Company as provided in Section 9.1, this Agreement shall forthwith become void and have no effect, and none of Parent, the Company, any of their respective Subsidiaries or any of the officers or directors or any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Section 7.2(b), Section 7.11, this Section 9.2 and Article X shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Parent nor the Company shall be relieved or released from any liabilities or damages arising out of its Willful Breach of any provision of this Agreement. For purposes of this Agreement, “Willful Breach” means, with respect to any party, a material breach or failure to perform that is the consequence of an act or omission of such party with the knowledge that such act or omission would cause a material breach of this Agreement.

(b) In the event that this Agreement is terminated by either Parent or the Company pursuant to Section 9.1(e) then Parent shall pay the Company, by wire transfer, a cash amount equal to the aggregate amount of all reasonable fees, costs and other expenses directly related to the Mergers incurred by the Company or its affiliates (the “Company Expenses”).

(c) (i) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the Board of Directors or senior management of Parent or shall have been made publicly to the stockholders of Parent or any person shall have publicly announced (and not withdrawn at least two (2) business days prior to the Parent Meeting) an Acquisition Proposal, in each case with respect to Parent and (A) thereafter this Agreement is terminated by the Company pursuant to Section 9.1(d) or either Parent or the Company pursuant to Section 9.1(e) and (B) prior to the date that is twelve (12) months after the date of such termination, Parent consummates or enters into a definitive agreement with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), and actually consummates the transaction with respect to such Acquisition Proposal thereafter, then Parent shall, on the date of consummation of such transaction, pay the Company, by wire transfer of same-day funds, a fee equal to: (x) $131,683,200, if the earlier of (1) Parent consummating the Acquisition Proposal or (2) Parent entering into the definitive agreement with respect to the Acquisition Proposal occurs prior to the date that is six (6) months after the date of termination; (y) $86,275,200, if the earlier of (1) Parent consummating the Acquisition Proposal or (2) Parent entering into the definitive agreement with respect to the Acquisition Proposal occurs after the date that is six (6) months after the date of termination and prior to the date that is nine (9) months after the date of termination; or (z) $40,867,200, if the earlier of (1) Parent consummating the Acquisition Proposal or (2) Parent entering into the definitive agreement with respect to the Acquisition Proposal occurs after the date that is nine (9) months after the date of termination and prior to the date that is twelve (12) months after the date of termination (such applicable amount, the “Tail Termination Fee”) (in the case of termination by Parent or the Company pursuant to Section 9.1(e), without duplication of the amount of Company Expenses actually paid by Parent); provided, that for purposes of this Section 9.2(c)(i), all references in the definition of Acquisition Proposal to “twenty percent (20%)” and “eighty percent (80%)” shall instead refer to “fifty percent (50%).”

(ii) In the event that this Agreement is terminated by the Company pursuant to Section 9.1(f) or by Parent pursuant to Section 9.1(g) then Parent shall pay the Company, by wire transfer of same-day funds, a fee equal to $131,683,200 (the “Termination Fee”) within two (2) business days of the date of termination.

(d) Except in the case of a Willful Breach by Parent which shall be subject to Section 9.2(a), following the termination of this Agreement in accordance with its terms, the payment of the Tail Termination Fee, Termination Fee and/or the Company Expenses, as applicable, by Parent, in circumstances in which they are due pursuant to the terms of this Agreement, together with any amounts payable pursuant to this Section 9.2(d) in connection therewith, shall be the sole and exclusive remedy (whether based in contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Laws or otherwise) of the Company against Parent and the Financing Parties and any of their respective affiliates and any of their respective current or former Representatives relating to or arising out of this Agreement or the transactions contemplated herein (including for any breach or failure to perform hereunder or otherwise). Notwithstanding anything to the contrary herein, but without limiting the right of any party to recover liabilities or damages to the extent permitted herein, in no event shall Parent be required to pay both the Tail Termination Fee and the Termination Fee, or either of such fees more than once. Except in the case of a Willful Breach by the Company which shall be subject to Section 9.2(a), following the termination of this Agreement in accordance with its terms, the Company shall have no further liability to Parent, Merger Sub I or Merger Sub II. Each of Parent and the Company acknowledges that the agreements contained in this Section 9.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if Parent or the Company, as the case may be, fails promptly to pay the amount due pursuant to this Section 9.2, and, in order to obtain such payment, the other party commences a suit which results in a judgment against the non-paying party for the Termination Fee, as applicable, or any portion thereof, such non-paying party shall pay the costs and expenses of the other party (including reasonable attorneys’ fees and expenses) in connection with such suit. In addition, if Parent or the Company, as the case may be, fails to pay the amounts payable pursuant to this Section 9.2, then such party shall pay interest on such overdue amounts at a rate per annum equal to the “prime rate” published in the Wall Street Journal on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full.

ARTICLE X

GENERAL PROVISIONS

10.1 Amendment. Subject to compliance with applicable Law, this Agreement may be amended by the parties hereto at any time before or after the receipt of the Requisite Parent Vote; provided, however, that after the receipt of the Requisite Parent Vote, there may not be, without further approval of the stockholders of Parent, any amendment of this Agreement that requires such further approvals under applicable Law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto and duly approved by the parties’ respective Boards of Directors or a duly authorized committee thereof; provided, further, that Sections 9.2(d), 10.1, 10.9, 10.10, 10.11, 10.15, and the last sentence of Section 10.12 (and any definitions used in such provisions or other provisions of this Agreement to the extent an amendment, supplement, waiver or other modification of such definitions or other provisions would modify the substance of such sections) shall not be amended, supplemented waived or otherwise modified in a manner that would be materially adverse to the Financing Parties without the prior written consent of the Financing Parties; and provided, further, that for the avoidance of doubt Section 7.7 shall not be amended, supplemented waived or otherwise modified without the prior written consent of Tiger Parent Holdings, L.P.

10.2 Extension; Waiver. At any time prior to the Corporate Merger Effective Time, each of the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by such other party pursuant hereto, and (c) waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained herein; provided, however, that after the receipt of the Requisite Parent Vote, there may not be, without further approval of the stockholders of Parent, any extension or waiver of this Agreement or any portion thereof that requires such further approval under applicable Law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

10.3 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, obligations, covenants and agreements in this Agreement (or in any certificate delivered pursuant to this Agreement) shall survive the Corporate Merger Effective Time, except for (a) Section 7.7 and Section 7.8 and (b) those other obligations, covenants and agreements contained herein which by their terms apply in whole or in part after the Corporate Merger Effective Time.

10.4 Expenses. Except as otherwise expressly provided in this Agreement, including as provided in Section 9.2, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided, however, all filing and other fees paid to Governmental Entities in connection with the Merger and the other transactions contemplated hereby shall be borne equally by Parent and the Company. Except as set forth in Section 3.1(c), subject to the occurrence of the Closing, Parent will pay or cause to be paid all transfer (including real estate transfer), stamp and documentary Taxes imposed on Parent, the Company, the Combined Company or their respective subsidiaries as a result of the consummation of the Mergers.

10.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), by e-mail transmission (notice deemed given upon transmission if the email is sent by 5:00 p.m. Eastern Time or, if after, the day following the date of transmission), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) (notice deemed given upon receipt of proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Parent, Merger Sub I or Merger Sub II, to:

SYNNEX Corporation

44201 Nobel Drive

Fremont, CA 94538

Attention:           Simon Leung, Senior Vice President, General Counsel, and Corporate Secretary

Email:                SimonL@synnex.com

With a copy (which shall not constitute notice) to:

Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street

Palo Alto, CA 94304

Attention:           Allison Leopold Tilley

                            Christina F. Pearson

E-mail:               allison@pillsburylaw.com

                  christina.pearson@pillsburylaw.com

and

(b) if to the Company, to:

Tiger Parent (AP) Corporation

c/o Tech Data Corporation

5350 Tech Data Drive

Mail Stop A2-3

Clearwater, FL 33760

Attention:         David Vetter, Executive Vice President,

                          Chief Legal Officer

Email:              david.vetter@techdata.com

With a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention:         Andrew J. Nussbaum

                          Zachary S. Podolsky

E-mail:             AJNussbaum@wlrk.com

                          ZSPodolsky@wlrk.com

10.6 Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive. References to “the date hereof” shall mean the date of this Agreement. As used herein, the term “made available” means any document or other information that was (a) provided in writing by one party or its Representatives to the other party and its Representatives at least one (1) day prior to the date hereof, (b) included in the virtual data room of a party at least one (1) day prior to the date hereof, or (c) filed by a party with the SEC and publicly available on EDGAR at least one (1) day prior to the date hereof. The Parent Disclosure Schedule and the Company Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement.

10.7 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

10.8 Entire Agreement. This Agreement (including the documents and instruments referred to herein) together with the Investor Rights Agreement, the Confidentiality Agreement and the Clean Team Agreement constitute the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

10.9 Governing Law; Jurisdiction.

(a) This Agreement, the transactions that are the subject of this Agreement, and all claims or causes of action (whether in contract, tort or statute) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by, and enforced in accordance with, the internal laws of the State of Delaware, including its statutes of limitations, without regard to any applicable conflicts of law principles (collectively, “Delaware Claims”).

(b) Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with the Delaware Claims, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective upon personal service or 10 days after notice is given by both email and express courier (with confirmation) as provided by Section 10.5 including a courtesy copy (by email) to all counsel.

10.10 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (INCLUDING THE FINANCING OR ANY PERMANENT FINANCING). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.10.

10.11 Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party (which may be withheld by such other party in its sole discretion). Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Notwithstanding anything to the contrary contained in this Agreement or otherwise, each of Parent and Merger Sub and the Surviving Corporation may assign any of its rights, but not its obligations, under this Agreement to any of the Financing Parties as collateral security. Except as otherwise specifically provided in Section 7.7 and Section 7.8 this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

10.12 Specific Performance. The parties hereto agree that irreparable damage, for which money damages would not be sufficient relief, would occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly, that, prior to the valid termination of this Agreement, the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened in writing breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Mergers), in addition to any other remedy to which they are entitled at Law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at Law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief. Notwithstanding the foregoing, in no event shall the Company or any of its affiliates be entitled to seek the remedy of specific performance of this Agreement directly against any Financing Entity; provided that nothing in this Section 10.12 shall in any way limit or modify the obligations of any Financing Entity to Parent, Merger Sub I or Merger Sub II under the Commitment Letter.

10.13 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

10.14 Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

10.15 Financing Entities. Notwithstanding anything in this Agreement to the contrary, the Company, on behalf of itself, its Subsidiaries and each of its controlled affiliates hereby: (a) agrees that any action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Entities, arising out of or relating to, this Agreement, the Financing, any Permanent Financing or any of the agreements (including any applicable commitment letter) entered into in connection with the Financing, any Permanent Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such action to the exclusive jurisdiction of such court, (b) agrees that any such action shall be governed by and construed in accordance with the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in any applicable commitment letter, agreement or document relating to the Financing or any Permanent Financing, (c) agrees not to bring or support or permit the Company or any of its Subsidiaries or its affiliates to bring or support any action of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Entity in any way arising out of or relating to, this Agreement, the Financing, any Permanent Financing, any commitment letter relating thereto or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (d) agrees that service of process upon the Company, its Subsidiaries and its controlled affiliates in any such action shall be effective if notice is given in accordance with Section 10.5, (e) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such action in any such court, (f) KNOWINGLY, INTENTIONALLY AND VOLUNTARILY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW TRIAL BY JURY IN ANY ACTION BROUGHT AGAINST THE FINANCING ENTITIES IN ANY WAY ARISING OUT OF OR RELATING TO, THIS AGREEMENT, THE FINANCING, ANY PERMANENT FINANCING, ANY COMMITMENT LETTER RELATING THERETO OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY OR THE PERFORMANCE OF ANY SERVICES THEREUNDER, (g) agrees that none of the Financing Entities will have any liability to the Company, its Subsidiaries or any of its controlled affiliates or Representatives (in each case, other than Parent or its Subsidiaries) relating to or arising out of this Agreement, the Financing, any Permanent Financing, any commitment letter relating thereto or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise; provided, that, notwithstanding the foregoing, nothing in this Section 10.15(g) shall in any way limit or modify the obligations of any Financing Entity to Parent, Merger Sub I or Merger Sub II under the Commitment Letter and (h) agrees that (and each other party hereto agrees that) the Financing Entities are express third party beneficiaries of, and may enforce, any of the provisions of this Section 10.15, and that such provisions and the definitions of “Financing Entities” and “Financing Parties” shall not be amended in any way adverse to the Financing Entities without the prior written consent of the Financing Parties.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

TIGER PARENT (AP) CORPORATION

By:	/s/ David R. Vetter
Name: David R. Vetter
Title: Executive Vice President, Chief Legal Officer

SYNNEX CORPORATION

By:	/s/ Simon Y. Leung
Name: Simon Y. Leung
Title: Senior Vice President, General Counsel and Corporate Secretary

SPIRE SUB I, INC.

By:	/s/ Simon Y. Leung
Name: Simon Y. Leung
Title: Senior Vice President, General Counsel and Corporate Secretary

SPIRE SUB II, LLC

By:	/s/ Simon Y. Leung
Name: Simon Y. Leung
Title: Senior Vice President, General Counsel and Corporate Secretary

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Form of Authorized Share Charter Amendment

CERTIFICATE OF AMENDMENT TO

CERTIFICATE OF INCORPORATION OF

SYNNEX CORPORATION

SYNNEX Corporation, a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

FIRST: The name of the corporation is SYNNEX Corporation (the “Company”). The original Certificate of Incorporation of the Company was filed with the Secretary of State of Delaware on September 4, 2003 under the name SYNNEX Corp.

SECOND: This amendment to the Certificate of Incorporation of the Company as set forth below has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware by the stockholders and directors of the Company.

THIRD: Article IV(A) of the Certificate of Incorporation as presently in effect is amended to read in its entirety as follows:

“A. Classes of Stock. The total number of shares of all classes of capital stock that the Corporation shall have authority to issue is two hundred five million (205,000,000), of which two hundred million (200,000,000) shares of the par value of $0.001 each shall be Common Stock (the “Common Stock”) and five million (5,000,000) shares of the par value of $0.001 each shall be Preferred Stock (the “Preferred Stock”). The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the then outstanding shares of Common Stock, without a vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such Preferred Stock holders is required pursuant to the provisions established by the Board of Directors of the Corporation (the “Board of Directors”) in the resolution or resolutions providing for the issue of such Preferred Stock, and if such holders of such Preferred Stock are so entitled to vote thereon, then, except as may otherwise be set forth in this Restated Certificate of Incorporation, the only stockholder approval required shall be the affirmative vote of a majority of the combined voting power of the Common Stock and the Preferred Stock so entitled to vote.”

FOURTH: All other provisions of the Certificate of Incorporation remain in full force and effect.

IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to be signed by its duly authorized officer this [___] day of [_______], 2021.

SYNNEX CORPORATION
By:
Name: Simon Y. Leung
Title: SVP, General Counsel and Corporate Secretary

Exhibit B

Form of Corporate Opportunity Charter Amendment

CERTIFICATE OF AMENDMENT TO

CERTIFICATE OF INCORPORATION OF

SYNNEX CORPORATION

SYNNEX Corporation, a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

SECOND: The name of the corporation is SYNNEX Corporation (the “Company”). The original Certificate of Incorporation of the Company was filed with the Secretary of State of Delaware on September 4, 2003 under the name SYNNEX Corp.

SECOND: This amendment to the Certificate of Incorporation of the Company as set forth below has been duly adopted in accordance with the provisions of Sections 242 of the General Corporation Law of the State of Delaware by the stockholders and directors of the Company.

THIRD: Article X of the Certificate of Incorporation as presently in effect is amended to read in its entirety as follows:

ARTICLE X

Notwithstanding any other provision of this Restated Certificate of Incorporation, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then outstanding shares of the stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend in any respect or repeal this Article X, or Articles V, VI, VIII, IX and XI.

FOURTH: A new Article XI of the Certificate of Incorporation is hereby added as follows:

ARTICLE XI

A. Recognition of Corporate Opportunities. In recognition and anticipation that (i) certain directors, officers, principals, partners, members, managers, employees, agents and/or other representatives of the Apollo Entities (as defined below) and their respective Affiliates (as defined below) may serve as directors, officers or agents of the Corporation and its Affiliates, and (ii) the Apollo Entities and their respective Affiliates may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation and Affiliates, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation and its Affiliates, directly or indirectly, may engage, the provisions of this Article XI are set forth to regulate and define the conduct of certain affairs of the Corporation and its Affiliates with respect to certain classes or categories of business opportunities as they may involve the Apollo Entities and their respective Affiliates and any person or entity who, while a stockholder, director, officer or agent of the Corporation or any of its Affiliates, is a director, officer, principal, partner, member, manager, employee, agent and/or other representative of the Apollo Entities and their respective Affiliates (each, an “Identified Person”), on the one hand, and the powers, rights, duties and liabilities of the Corporation and its Affiliates and its and their respective stockholders, directors, officers, and agents in connection therewith, on the other. To the fullest extent permitted by law (including, without limitation, the Delaware General Corporation Law), each Identified Person (i) shall have the right to, directly or indirectly, engage in and possess interests in other business ventures of every type and description, including those engaged in the same or similar business activities or lines of business as the Corporation or any of its Affiliates or deemed to be competing with the Corporation or any of its Affiliates, whether on its own account or as a partner, equity holder, controlling person, stockholder, director, officer, employee, agent, Affiliate (including any portfolio company), member, financing source, investor, manager, or assignee of any other person or entity, with no obligation to offer to the Corporation or its subsidiaries or other Affiliates the right to participate therein and (ii) shall have the right to invest in, or provide services to, any person that is engaged in the same or similar business activities as the Corporation or its Affiliates or that directly or indirectly competes with the Corporation or any of its Affiliates.

B. Competitive Opportunities. In the event that any Identified Person acquires knowledge of a potential transaction or matter which may be an investment, corporate or business opportunity or prospective economic or competitive advantage in which the Corporation or its Affiliates could have an interest or expectancy (contractual, equitable or otherwise) (a “Competitive Opportunity”) or otherwise is then exploiting any Competitive Opportunity, to the fullest extent permitted under the Delaware General Corporation Law, the Corporation and its Affiliates will have no interest in, and no expectation that such Competitive Opportunity be offered to it, except as may be otherwise agreed in writing between the Corporation and the Apollo Entities. To the fullest extent permitted by law, any such interest or expectation (contractual, equitable or otherwise) is hereby renounced so that such Identified Person shall (i) have no duty to communicate or present such Competitive Opportunity to the Corporation or its Affiliates, (ii) have the right to either hold any such Competitive Opportunity for such Identified Person’s own account and benefit or the account of the Apollo Entities and their respective Affiliates or Identified Person’s Affiliates or to direct, recommend, assign or otherwise transfer such Competitive Opportunity to persons or entities other than the Corporation or any of its subsidiaries, Affiliates or direct or indirect equity holders and (iii) notwithstanding any provision in this Restated Certificate of Incorporation, as amended, to the contrary, not be obligated or liable to the Corporation, any stockholder, director or officer of the Corporation or any other person or entity by reason of the fact that such Identified Person, directly or indirectly, took any of the actions noted in the immediately preceding clause (ii), pursued or acquired such Competitive Opportunity for itself or any other person or entity or failed to communicate or present such Competitive Opportunity to the Corporation or its Affiliates.

C. Acknowledgement. Any person or entity purchasing or otherwise acquiring or holding any interest in any shares of capital stock of the Corporation or any other interest in the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article XI.

D. Interpretation; Duties. In the event of a conflict or other inconsistency between this Article XI and any other Article or provision of this Restated Certificate of Incorporation, as amended, this Article XI shall prevail under all circumstances. Notwithstanding anything to the contrary herein, under no circumstances shall (i) an employee of the Corporation or any of its subsidiaries be deemed to be an “Identified Person”, and (ii) the Corporation be deemed to have waived or renounced any interest or expectancy of the Corporation in, or in being offered any opportunity to participate in, any Competitive Opportunity that is presented to an employee of the Corporation or any of its subsidiaries, irrespective of whether such employee (a) is a director or officer of the Corporation or any of its subsidiaries or their respective affiliates or (b) otherwise would be an Identified Person absent being an employee of the Corporation or any of its subsidiaries.

E. Section 122(17) of the Delaware General Corporation Law. For the avoidance of doubt, subject to paragraph D of this Article XI, this Article XI is intended to constitute, with respect to the Identified Persons, a disclaimer and renunciation, to the fullest extent permitted under Section 122(17) of the Delaware General Corporation Law, of any right of the Corporation or any of its Affiliates with respect to the matters set forth in this Article XI, and this Article XI shall be construed to effect such disclaimer and renunciation to the fullest extent permitted under the Delaware General Corporation Law.

F. Definitions. Solely for purposes of this Article XI, “Affiliate” shall mean (i) with respect to the Apollo Entities, any person or entity that, directly or indirectly, is controlled by an Apollo Entity, controls an Apollo Entity, or is under common control with an Apollo Entity, but excluding (a) the Corporation, and (b) any entity that is controlled by the Corporation (including its direct and indirect subsidiaries), and (ii) in respect of the Corporation, any person or entity that, directly or indirectly, is controlled by the Corporation; and “Apollo Entities” shall mean, collectively, Apollo Global Management, Inc., its subsidiaries (collectively, “Apollo”), and investment funds managed, sponsored or advised by affiliates of Apollo, including Apollo Management IX, L.P.

FIFTH: All other provisions of the Certificate of Incorporation remain in full force and effect.

IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to be signed by its duly authorized officer this [___] day of [_______], 2021.

SYNNEX CORPORATION
By:
Name:
Title:

Exhibit C

Form of Bylaws of the Combined Company

SECOND AMENDED AND RESTATED

BYLAWS

OF

SYNNEX CORPORATION

(a Delaware corporation)

-i-

4.3	Tenure	12
4.4	Compensation	12
4.5	The Chief Executive Officer or Co-Chief Executive Officer	12
4.6	The President	13
4.7	The Vice President	13
4.8	The Secretary	13
4.9	The Assistant Secretary	13
4.10	The Chief Financial Officer	13
4.11	Bond	14
4.12	Delegation of Authority	14

ARTICLE 5 NOTICES		14

5.1	Deliver	14
5.2	Waiver of Notice	14

ARTICLE 6 INDEMNIFICATION		15

6.1	Actions Other Than By or in the Right of the Corporation	15
6.2	Actions By or in the Right of the Corporation	15
6.3	Success on the Merits	15
6.4	Specific Authorization	16
6.5	Advance Payment	16
6.6	Non-Exclusivity	16
6.7	Insurance	16
6.8	Severability	16
6.9	Intent of Article	16

ARTICLE 7 CAPITAL STOCK		17

7.1	Certificates for Shares	17
7.2	Signatures on Certificates	17
7.3	Transfer of Stock	17
7.4	Registered Stockholders	17
7.5	Lost, Stolen or Destroyed Certificates	18

ARTICLE 8 CERTAIN TRANSACTIONS		18

8.1	Transactions with Interested Parties	18
8.2	Quorum	18

ARTICLE 9 GENERAL PROVISIONS		18

9.1	Dividends	18
9.2	Dividend Reserve	19
9.3	Checks	19
9.4	Corporate Seal	19
9.5	Fiscal Year	19

-ii-

9.6	Execution of Corporate Contracts and Instruments	19
9.7	Representation of Shares of Other Corporations	19

ARTICLE 10 AMENDMENTS		19

ARTICLE 11 EXCLUSIVE FORUM		20

11.1	Exclusive Forum	20
11.2	Personal Jurisdiction	20
11.3	Notice	20

-iii-

SECOND AMENDED AND RESTATED

BYLAWS

OF

SYNNEX CORPORATION

(a Delaware corporation)

ARTICLE XI

Offices

11.1 Principal Office. The registered office of the corporation shall be 1209 Orange Street, Wilmington, Delaware 19801, and the name of the registered agent in charge thereof is The Corporation Trust Company.

11.2 Additional Offices. The corporation may also have offices at such other places, either within or without the State of Delaware, as the Board of Directors (the “Board”) may from time to time designate or the business of the corporation may require.

ARTICLE XII

Meeting of Stockholders

12.1 Place of Meeting. Meetings of stockholders may be held at such place, either within or without of the State of Delaware, as may be designated by or in the manner provided in these Bylaws, or, if not so designated, at the registered office of the corporation or the principal executive offices of the corporation.

12.2 Annual Meeting. Annual meetings of stockholders shall be held each year at such date and time as shall be designated from time to time by the Board or the Chief Executive Officer or Co-Chief Executive Officer (in the event there are two or more Co-Chief Executive Officers, each a “Chief Executive Officer”) and stated in the notice of the meeting. At such annual meeting, the stockholders shall elect by a plurality vote a Board of Directors. The stockholders shall also transact such other business as may properly be brought before the meetings.

To be properly brought before the annual meeting, business must be (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors or the Chief Executive Officer, (b) otherwise properly brought before the meeting by or at the direction of the Board of Directors or the Chief Executive Officer, or (c) otherwise properly brought before the meeting by a stockholder of record. In addition to any other applicable requirements, for business to be properly brought before the annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the corporation. To be timely, a stockholder’s notice must be delivered personally or deposited in the United States mail, or delivered to a common carrier for transmission to the recipient or actually transmitted by the person giving the notice by electronic means to the recipient or sent by other means of written communication, postage or delivery charges prepaid in all such cases, and received at the principal executive offices of the corporation, addressed to the attention of the Secretary of the corporation, not less than fifty (50) days nor more than seventy-five (75) days prior to the scheduled date of the meeting (regardless of any postponements, deferrals or adjournments of that meeting to a later date); provided, however, that in the event that less than sixty-five (65) days’ notice or prior public disclosure of the date of the scheduled meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the earlier of (a) the close of business on the 15th day following the day on which such notice of the date of the scheduled annual meeting was mailed or such public disclosure was made, whichever first occurs, and (b) two (2) days prior to the date of the scheduled meeting. A stockholder’s notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and record address of the stockholder proposing such business, (iii) the class, series and number of shares of the corporation that are owned beneficially by the stockholder, and (iv) any material interest of the stockholder in such business.

Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at the annual meeting except in accordance with the procedures set forth in this Section; provided, however, that nothing in this Section shall be deemed to preclude discussion by any stockholder of any business properly brought before the annual meeting.

The Chairman of the Board of the corporation (or such other person presiding at the meeting in accordance with these Bylaws) shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the provisions of this Section, and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

12.3 Special Meetings. Special meetings of the stockholders may be called for any purpose or purposes, unless otherwise prescribed by statute or by the Restated Certificate of Incorporation, by the Chief Executive Officer or Secretary only at the request of the Chairman of the Board of Directors, or by a resolution duly adopted by the affirmative vote of a majority of the Board of Directors. Such request shall state the purpose or purposes of the proposed meeting. Business transacted at any special meeting shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

12.4 Notice of Meetings. Written notice of stockholders’ meetings, stating the place, date and time of the meeting and, in the case of a special meeting, the purpose or purposes for which such special meeting is called, shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days prior to the meeting.

When a meeting is adjourned to another place, date or time, written notice need not be given of the adjourned meeting if the place, date and time thereof are announced at the meeting at which the adjournment is taken; provided, however, that if the date of any adjourned meeting is more than thirty (30) days after the date for which the meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, written notice of the place, date and time of the adjourned meeting shall be given in conformity herewith. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting.

12.5 Business Matter of a Special Meeting. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice, except to the extent such notice is waived or is not required.

12.6 List of Stockholders. The officer in charge of the stock ledger of the corporation or the transfer agent shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, at a place within the city where the meeting is to be held, which place, if other than the place of the meeting, shall be specified in the notice of the meeting. The list shall also be produced and kept at the place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present in person thereat.

12.7 Organization and Conduct of Business. The Chairman of the Board or, in his or her absence, the Chief Executive Officer or President of the corporation or, in their absence, such person as the Board may have designated or, in the absence of such a person, such person as may be chosen by the holders of a majority of the shares entitled to vote who are present, in person or by proxy, shall call to order any meeting of the stockholders and act as Chairman of the meeting. In the absence of the Secretary of the corporation, the Secretary of the meeting shall be such person as the Chairman appoints.

The Chairman of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seems to him or her in order.

12.8 Quorum and Adjournments. Except where otherwise provided by law or the Restated Certificate of Incorporation or these Bylaws, the holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented in proxy, shall constitute a quorum at all meetings of the stockholders. The stockholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough stockholders to have less than a quorum if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum. At such adjourned meeting at which a quorum is present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If, however, a quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat who are present in person or represented by proxy shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented.

12.9 Voting Rights. Unless otherwise provided in the Restated Certificate of Incorporation, each stockholder shall at every meeting of the stockholders be entitled to one vote in person or by proxy for each share of the capital stock having voting power held by such stockholder.

12.10 Majority Vote. When a quorum is present at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of the statutes or of the Restated Certificate of Incorporation or of these Bylaws, a different vote is required in which case such express provision shall govern and control the decision of such question.

12.11 Record Date for Stockholder Notice and Voting. For purposes of determining the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, or to vote, or entitled to receive payment of any dividend or other distribution, or entitled to exercise any right in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix, in advance, a record date, which shall not be more than sixty (60) days nor less than ten (10) days before the date of any such meeting nor more than sixty (60) days before any other action. If the Board does not so fix a record date, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the business day next preceding the day on which notice is given or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held.

12.12 Proxies. Every person entitled to vote for directors or on any other matter shall have the right to do so either in person or by one or more agents authorized by a written proxy signed by the person and filed with the Secretary of the corporation. A proxy shall be deemed signed if the stockholder’s name is placed on the proxy (whether by manual signature, typewriting, telegraphic transmission, electronic transmission or otherwise) by the stockholder or the stockholder’s attorney-in-fact. A validly executed proxy which does not state that it is irrevocable shall continue in full force and effect unless (i) revoked by the person executing it, before the vote pursuant to that proxy, by a writing delivered to the corporation stating that the proxy is revoked or by a subsequent proxy executed by, or attendance at the meeting and voting in person by, the person executing the proxy; or (ii) written notice of the death or incapacity of the maker of that proxy is received by the corporation before the vote pursuant to that proxy is counted; provided, however, that no proxy shall be valid after the expiration of three (3) years from the date of the proxy, unless otherwise provided in the proxy.

12.13 Inspectors of Election. The corporation shall, in advance of any meeting of stockholders, appoint one or more inspectors of election to act at the meeting and make a written report thereof. The corporation may designate one or more persons to act as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability.

12.14 Action Without a Meeting. No action required or permitted to be taken at any annual or special meeting of the stockholders of the corporation may be taken without a meeting and the power of the stockholders to consent in writing, without a meeting, to the taking of any action is specifically denied.

ARTICLE XIII

Directors

13.1 Number, Election, Tenure and Qualifications. Subject to the rights of any stockholder as set forth in any agreement with the corporation, including the Investor Rights Agreement, dated [•], by and between the corporation and Tiger Parent Holdings, L.P. (as it may be amended or supplemented from time to time) (any such agreement, an “Investor/Company Agreement”), the number of directors which shall constitute the whole Board of Directors shall be fixed from time to time by resolution of the Board of Directors or stockholders at the annual meeting or any special meeting called for that purpose. The classes of directors that shall constitute the whole Board of Directors shall be as provided in the Restated Certificate of Incorporation.

At each annual meeting of the stockholders, directors shall be elected for that class of directors whose terms are expiring, except as otherwise provided in Section 3.2 of this Article, and each director so elected shall hold office until such director’s successor is duly elected and qualified or until such director’s earlier resignation.

Subject to the rights of any stockholders pursuant to any Investor/Company Agreement or the rights of holders of any class or series of stock having a preference over the common stock as to dividends or upon liquidation, nominations of persons for election to the Board of Directors at the annual meeting, by or at the direction of the Board of Directors, may be made by any nominating committee or person appointed by the Board of Directors; nominations may also be made by any stockholder of record of the corporation entitled to vote for the election of directors at the meeting who complies with the notice procedures set forth in this Section. Such nominations, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of the corporation. To be timely, a stockholder’s notice shall be delivered personally or deposited in the United States mail, or delivered to a common carrier for transmission to the recipient or actually transmitted by the person giving the notice by electronic means to the recipient or sent by other means of written communication, postage or delivery charges prepaid in all such cases, and received at the principal executive offices of the corporation addressed to the attention of the Secretary of the corporation not less than one hundred twenty (120) days prior to the scheduled date of the meeting (regardless of any postponements, deferrals or adjournments of that meeting to a later date); provided, however, that, in the case of an annual meeting and in the event that less than one hundred (100) days’ notice or prior public disclosure of the date of the scheduled meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the 7th day following the day on which such notice of the date of the scheduled meeting was mailed or such public disclosure was made, whichever first occurs. Such stockholder’s notice to the Secretary shall set forth (a) as to each person whom the stockholder proposes to nominate for election or reelection as a director, (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class, series and number of shares of capital stock of the corporation that are owned beneficially by the person, (iv) a statement as to the person’s citizenship, and (v) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder; and (b) as to the stockholder giving the notice, (i) the name and record address of the stockholder and (ii) the class, series and number of shares of capital stock of the corporation that are owned beneficially by the stockholder. The corporation may require any proposed nominee to furnish such other information as may reasonably be required by the corporation to determine the eligibility of such proposed nominee to serve as director of the corporation. No person shall be eligible for election as a director of the corporation unless nominated in accordance with the procedures set forth herein or pursuant to the terms of any Investor/Company Agreement that otherwise provides stockholders with specific rights with respect to nominating persons to serves as directors.

In connection with any annual meeting, the Chairman of the Board of Directors (or such other person presiding at such meeting in accordance with these Bylaws) shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the foregoing procedure, and if he should so determine, he shall so declare to the meeting and the defective nomination shall be disregarded.

Directors shall serve as provided in the Restated Certificate of Incorporation of the corporation. Directors need not be stockholders.

13.2 Enlargement and Vacancies. The number of members of the Board of Directors may be increased at any time by vote of a majority of the directors then in office. Subject to the terms of any Investor/Company Agreement, sole power to fill vacancies and newly created directorships resulting from any increase in the authorized number of directors shall be vested in the Board of Directors through action by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and each director so chosen shall hold office until the next annual election at which the term of the class to which they have been elected expires and until such director’s successor is duly elected and qualified or until such director’s earlier resignation, removal from office, death or incapacity. If there are no directors in office, then an election of directors may be held in the manner provided by statute. In the event of a vacancy in the Board of Directors, the remaining directors, except as otherwise provided by law, these by-laws, or any Investor/Company Agreement, may exercise the powers of the full board until the vacancy is filled.

13.3 Resignation and Removal. Any director may resign at any time upon written notice to the corporation at its principal place of business or to the Chief Executive Officer or the Secretary. Such resignation shall be effective upon receipt of such notice unless the notice specifies such resignation to be effective at some other time or upon the happening of some other event. Any director or the entire Board may be removed, with or without cause, by the holders of at least a majority of the shares then entitled to vote at an election of directors, unless otherwise specified by law or the Certificate of Incorporation.

13.4 Powers. The business of the corporation shall be managed by or under the direction of the Board which may exercise all such powers of the corporation and do all such lawful acts and things which are not by statute or by the Restated Certificate of Incorporation or by these Bylaws directed or required to be exercised or done by the stockholders.

13.5 Chairman of the Board. If the Board of Directors appoints a Chairman of the Board, such Chairman shall, when present, preside at all meetings of the stockholders and the Board. The Chairman shall perform such duties and possess such powers as are customarily vested in the office of the Chairman of the Board or as may be vested in the Chairman by the Board of Directors.

13.6 Place of Meetings. The Board may hold meetings, both regular and special, either within or without the State of Delaware.

13.7 Annual Meetings. The annual meetings of the Board shall be held immediately following the annual meeting of stockholders, and no notice of such meeting shall be necessary to the Board, provided a quorum shall be present. The annual meetings shall be for the purposes of organization, and an election of officers and the transaction of other business.

13.8 Regular Meetings. Regular meetings of the Board may be held without notice at such time and place as may be determined from time to time by the Board; provided that any director who is absent when such a determination is made shall be given prompt notice of such determination, which notice shall comply with the requirements set forth in Section 3.9.

13.9 Special Meetings Special meetings of the Board may be called by the Chairman of the Board, the Chief Executive Officer, the President, the Secretary, or on the written request of two or more directors, or by one director in the event that there is only one director in office. Notice of the time and place of special meetings shall be delivered personally or by telephone to each director, or sent by first-class mail or telegram, cable, commercial delivery service, telex, facsimile transmission, or electronic means, charges prepaid, sent to such director’s business or home address as they appear upon the records of the corporation. In case such notice is mailed, it shall be deposited in the United States mail at least four (4) days prior to the time of holding of the meeting. In case such notice is delivered personally or by telegram, cable, commercial delivery service, telex, facsimile transmission, or electronic means, it shall be so delivered at least four hours prior to the time of the holding of the meeting. A notice or waiver of notice of a meeting of the Board of Directors need not specify the purposes of the meeting.

13.10 Quorum, Action at Meeting, Adjournments. At all meetings of the Board, a majority of directors then in office, but in no event less than one third (1/3) of the entire Board, shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board, except as may be otherwise specifically provided by law or by the Restated Certificate of Incorporation. For purposes of this section, the term “entire Board” shall mean the number of directors last fixed by the stockholders or directors, as the case may be, in accordance with law and these Bylaws; provided, however, that if less than all the number so fixed of directors were elected, the “entire Board” shall mean the greatest number of directors so elected to hold office at any one time pursuant to such authorization. If a quorum shall not be present at any meeting of the Board, a majority of the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

13.11 Action Without Meeting. Unless otherwise restricted by the Restated Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting, if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.

13.12 Telephone Meetings. Unless otherwise restricted by the Restated Certificate of Incorporation or these Bylaws, any member of the Board or any committee thereof may participate in a meeting of the Board or of any committee, as the case may be, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

13.13 Committees. The Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of one or more of the directors of the corporation. The board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Any such committee, to the extent provided in the resolution of the Board, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to amending the Restated Certificate of Incorporation, adopting an agreement of merger or consolidation, recommending to the stockholders the sale, lease or exchange of all or substantially all of the corporation’s property and assets, recommending to the stockholders a dissolution of the corporation or a revocation of a dissolution, or amending the bylaws of the corporation; and, unless the resolution designating such committee or the Restated Certificate of Incorporation expressly so provide, no such committee shall have the power or authority to declare a dividend or to authorize the issuance of stock. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board. Each committee shall keep regular minutes of its meetings and make such reports to the Board as the Board may request. Except as the Board may otherwise determine, any committee may make rules for the conduct of its business, but unless otherwise provided by the directors or in such rules, its business shall be conducted as nearly as possible in the same manner as is provided in these Bylaws for the conduct of its business by the Board.

13.14 Fees and Compensation of Directors. Unless otherwise restricted by the Restated Certificate of Incorporation or these Bylaws, the Board shall have the authority to fix the compensation of directors. The directors may be paid their expenses, if any, of attendance at each meeting of the Board and may be paid a fixed sum for attendance at each meeting of the Board or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

13.15 Rights of Inspection. Any director shall have the right to examine the corporation’s stock ledger, a list of its stockholders and its other books and records for a purpose reasonably related to his or her position as a director.

ARTICLE XIV

Officers

14.1 Officers Designated. The officers of the corporation shall be chosen by the Board of Directors and shall be the Chief Executive Officer, a Secretary and a Chief Financial Officer. The office of Chief Executive Officer may be held by more than one person, each with the title Co-Chief Executive Officer. The Board may also choose a President, a Chief Operating Officer, one or more Vice Presidents, and one or more assistant Secretaries. Any number of offices may be held by the same person, unless the Restated Certificate of Incorporation or these Bylaws otherwise provide.

14.2 Election. The Board of Directors at its first meeting after each annual meeting of stockholders shall choose the Chief Executive Officer or Co-Chief Executive Officers, a Secretary and a Chief Financial Officer. Other officers may be appointed by the Board of Directors at such meeting, at any other meeting, or by written consent or may be appointed by the Chief Executive Officer or Officers pursuant to a delegation of authority from the Board of Directors.

14.3 Tenure. The officers of the corporation shall hold office until their successors are chosen and qualify, unless a different term is specified in the vote choosing or appointing such officer, or until such officer’s earlier death, resignation or removal. Any officer elected or appointed by the Board of Directors or by the Chief Executive Officer may be removed with or without cause at any time by the affirmative vote of a majority of the Board of Directors or a committee duly authorized to do so, except that any officer appointed by the Chief Executive Officer may also be removed at any time by the Chief Executive Officer. Any vacancy occurring in any office of the corporation may be filled by the Board of Directors, at its discretion. Any officer may resign by delivering such officer’s written resignation to the corporation at its principal place of business or to the Chief Executive Officer or the Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

14.4 Compensation. The salaries of all officers of the corporation shall be fixed from time to time by the Board and no officer shall be prevented from receiving a salary because he is also a director of the corporation.

14.5 The Chief Executive Officer or Co-Chief Executive Officer. Subject to such supervisory powers, if any, as may be given by the Board to the Chairman of the Board, the Chief Executive Officer or in the event there are Co-Chief Executive Officers, either Co-Chief Executive Officer, shall preside at all meetings of the stockholders and in the absence of the Chairman of the Board, or if there be none, at all meetings of the Board, shall have general and active management of the business of the corporation as determined from time to time by the Board of Directors and shall see that all orders and resolutions of the Board are carried into effect. He or she shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board to some other officer or agent of the corporation.

14.6 The President. The President shall, in the event there be no Chief Executive Officer or in the absence of the Chief Executive Officer or in the event of his or her disability or refusal to act, perform the duties of the Chief Executive Officer, and when so acting, shall have the powers of and subject to all the restrictions upon the Chief Executive Officer. The President shall perform such other duties and have such other powers as may from time to time be prescribed for such person by the Board, the Chairman of the Board, the Chief Executive Officer or these Bylaws.

14.7 The Vice President. The Vice President (or in the event there be more than one, the Vice Presidents in the order designated by the directors, or in the absence of any designation, in the order of their election), shall, in the absence of the President or in the event of his or her disability or refusal to act, perform the duties of the President, and when so acting, shall have the powers of and subject to all the restrictions upon the President. The Vice President(s) shall perform such other duties and have such other powers as may from time to time be prescribed for them by the Board, the President, the Chairman of the Board or these Bylaws.

14.8 The Secretary. The Secretary shall attend all meetings of the Board and the stockholders and record all votes and the proceedings of the meetings in a book to be kept for that purpose and shall perform like duties for the standing committees, when required. The Secretary shall give, or cause to be given, notice of all meetings of stockholders and special meetings of the Board, and shall perform such other duties as may from time to time be prescribed by the Board, the Chairman of the Board or the Chief Executive Officer, under whose supervision he or she shall act. The Secretary shall have custody of the seal of the corporation, and the Secretary, or an Assistant Secretary, shall have authority to affix the same to any instrument requiring it, and, when so affixed, the seal may be attested by his or her signature or by the signature of such Assistant Secretary. The Board may give general authority to any other officer to affix the seal of the corporation and to attest the affixing thereof by his or her signature. The Secretary shall keep, or cause to be kept, at the principal executive office or at the office of the corporation’s transfer agent or registrar, as determined by resolution of the Board, a share register, or a duplicate share register, showing the names of all stockholders and their addresses, the number and classes of shares held by each, the number and date of certificates issued for the same and the number and date of cancellation of every certificate surrendered for cancellation.

14.9 The Assistant Secretary. The Assistant Secretary, or if there be more than one, the Assistant Secretaries in the order designated by the Board (or in the absence of any designation, in the order of their election) shall, in the absence of the Secretary or in the event of his or her inability or refusal to act, perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as may from time to time be prescribed by the Board.

14.10 The Chief Financial Officer. The Chief Financial Officer shall have the custody of the Corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board. The Chief Financial Officer shall disburse the funds of the corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the Chief Executive Officer and the Board, at its regular meetings, or when the Board so requires, an account of all his or her transactions as Chief Financial Officer and of the financial condition of the corporation.

14.11 Bond. If required by the Board of Directors, any officer shall give the corporation a bond in such sum and with such surety or sureties and upon such terms and conditions as shall be satisfactory to the Board of Directors, including without limitation a bond for the faithful performance of the duties of such officer’s office and for the restoration to the corporation of all books, papers, vouchers, money and other property of whatever kind in such officer’s possession or under such officer’s control and belonging to the corporation.

14.12 Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officers or agents, notwithstanding any provision hereof.

ARTICLE XV

Notices

15.1 Deliver. Whenever, under the provisions of law, or of the Restated Certificate of Incorporation or these Bylaws, written notice is required to be given to any director or stockholder, such notice may be given by mail, addressed to such director or stockholder, at such person’s address as it appears on the records of the corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail or delivered to a nationally recognized courier service. Unless written notice by mail is required by law, written notice may also be given by telegram, cable, telecopy, commercial delivery services, telex or similar means, addressed to such director or stockholder at such person’s address as it appears on the records of the corporation, in which case such notice shall be deemed to be given when delivered into the control of the persons charged with effecting such transmission, the transmission charge to be paid by the corporation or the person sending such notice and not by the addressee. Oral notice or other in-hand delivery, in person or by telephone, shall be deemed given at the time it is actually given.

15.2 Waiver of Notice. Whenever any notice is required to be given under the provisions of law or of the Restated Certificate of Incorporation or of these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto. In addition to the foregoing, notice of a meeting need not be given to any director who signs a waiver of notice or a consent to holding the meeting or an approval of the minutes thereof, whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to such director. All such waivers, consents and approvals executed under this Section 5.2 shall be filed with the corporate records or made a part of the minutes of the meeting.

ARTICLE XVI

Indemnification

16.1 Actions Other Than By or in the Right of the Corporation. The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceedings, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

16.2 Actions By or in the Right of the Corporation. The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of such person’s duty to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery of the State of Delaware or such other court shall deem proper.

16.3 Success on the Merits. To the extent that any person described in Sections 6.1 or 6.2 of this Article 6 has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in said Sections, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

16.4 Specific Authorization. Any indemnification under Sections 6.1 or 6.2 of this Article 6 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of any person described in said Sections is proper in the circumstances because such person has met the applicable standard of conduct set forth in said Sections. Such determination shall be made (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, or (2) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (3) if there are no such directors or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders of the corporation.

16.5 Advance Payment. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors in the manner provided for in Section 6.4 of this Article 6 upon receipt of an undertaking by or on behalf of any person described in said Section to repay such amount unless it shall ultimately be determined that such person is entitled to indemnification by the corporation as authorized in this Article 6.

16.6 Non-Exclusivity. The indemnification provided by this Article 6 shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be director, officer, employee or agent of the corporation and shall inure to the benefit of the heirs, executors and administrators of such a person. Any repeal or amendment of any of the provisions of this Article 6 shall not adversely affect any right or potential right of any indemnitee existing at the time of such repeal or amendment.

16.7 Insurance. The Board of Directors may authorize, by a vote of the majority of the full board, the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of this Article 6.

16.8 Severability. If any word, clause or provision of this Article 6 or any award made hereunder shall for any reason be determined to be invalid, the provisions hereof shall not otherwise be affected thereby but shall remain in full force and effect.

16.9 Intent of Article. The intent of this Article 6 is to provide for indemnification to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware. To the extent that such Section or any successor Section may be amended or supplemented from time to time, this Article 6 shall be amended automatically and construed so as to permit indemnification to the fullest extent from time to time permitted by law.

ARTICLE XVII

Capital Stock

17.1 Certificates for Shares. The shares of the corporation shall be represented by certificates or shall be uncertificated. Certificates shall be signed by, or in the name of the corporation by, the Chairman of the Board, the Chief Executive Officer, the President or a Vice President and by the Chief Financial Officer, the Secretary or an Assistant Secretary of the corporation. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. Certificates may be issued for partly paid shares and in such case upon the face or back of the certificates issued to represent any such partly paid shares, the total amount of the consideration to be paid therefor, and the amount paid thereon shall be specified.

Within a reasonable time after the issuance or transfer of uncertificated stock, the corporation shall send to the registered owner thereof a written notice containing the information required by the General Corporation Law of the State of Delaware or a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

17.2 Signatures on Certificates. Any or all of the signatures on a certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

17.3 Transfer of Stock. Upon surrender to the corporation or the transfer agent of the corporation of a certificate of shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books. Upon receipt of proper transfer instructions from the registered owner of uncertificated share, such uncertificated shares shall be canceled and issuance of new equivalent uncertificated shares or certificated shares shall be made to the person entitled thereto and the transaction shall be recorded upon the books of the corporation.

17.4 Registered Stockholders. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

17.5 Lost, Stolen or Destroyed Certificates. The Board may direct that a new certificate or certificates be issued to replace any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing the issue of a new certificate or certificates, the Board may, in its discretion and as a condition precedent to the issuance thereof, require the owner of the lost, stolen or destroyed certificate or certificates, or his or her legal representative, to advertise the same in such manner as it shall require, and/or to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

ARTICLE XVIII

Certain Transactions

18.1 Transactions with Interested Parties. No contract or transaction between the corporation and one or more of its directors or officers, or between the corporation and any other corporation, partnership, association or other organization in which one or more of its directors or officers are directors or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the board or committee thereof which authorizes the contract or transaction or solely because the vote or votes of such director or officer are counted for such purpose, if:

(a) the material facts as to such person’s relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or

(b) the material facts as to such person’s relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

(c) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof, or the stockholders.

18.2 Quorum. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

ARTICLE XIX

General Provisions

19.1 Dividends. Dividends upon the capital stock of the corporation, subject to any restrictions contained in the General Corporation Law of the State of Delaware or the provisions of the Restated Certificate of Incorporation, if any, may be declared by the Board at any regular or special meeting. Dividends may be paid in cash, in property or in shares of the capital stock, subject to the provisions of the Restated Certificate of Incorporation.

19.2 Dividend Reserve. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interest of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

19.3 Checks. All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the Board may from time to time designate.

19.4 Corporate Seal. The Board of Directors may, by resolution, adopt a corporate seal. The corporate seal shall have inscribed thereon the name of the corporation, the year of its organization and the word “Delaware.” The seal may be used by causing it or a facsimile thereof to be impressed or affixed or otherwise reproduced. The seal may be altered from time to time by the Board of Directors.

19.5 Fiscal Year. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

19.6 Execution of Corporate Contracts and Instruments. The Board, except as otherwise provided in these Bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation; such authority may be general or confined to specific instances. Unless so authorized or ratified by the Board or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

19.7 Representation of Shares of Other Corporations. The Chief Executive Officer, the President or any Vice President or the Secretary or any Assistant Secretary of this corporation is authorized to vote, represent and exercise on behalf of this corporation all rights incident to any and all shares of any corporation or corporations standing in the name of this corporation. The authority herein granted to said officers to vote or represent on behalf of this corporation any and all shares held by this corporation in any other corporation or corporations may be exercised either by such officers in person or by any other person authorized so to do by proxy or power of attorney duly executed by said officers.

ARTICLE XX

Amendments

The Board of Directors is expressly empowered to adopt, amend or repeal these Bylaws, provided, however, that any adoption, amendment or repeal of these Bylaws by the Board of Directors shall require the approval of at least sixty-six and two-thirds percent (66-2/3%) of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any resolution providing for adoption, amendment or repeal is presented to the board). The stockholders shall also have power to adopt, amend or repeal these Bylaws, provided, however, that in addition to any vote of the holders of any class or series of stock of this corporation required by law or by the Restated Certificate of Incorporation of this corporation, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then outstanding shares of the stock of the corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for such adoption, amendment or repeal by the stockholders of any provisions of these Bylaws.

ARTICLE XXI

Exclusive Forum

21.1 Exclusive Forum. Unless the corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or agent of the corporation to the corporation or the corporation’s stockholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (“DGCL”) or these bylaws or the certificate of incorporation of the corporation (as either may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine or asserting an “internal corporate claim” (as that term is defined in Section 115 of the DGCL) (any action, proceeding or claim described in clauses (i) through (iv) being referred to as a “Covered Action”) shall, to the fullest extent permitted by law, be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware).

21.2 Personal Jurisdiction. If any Covered Action is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall, to the fullest extent permitted by law, be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Section 11.1 (an “Enforcement Action”) and (ii) having service of process made upon such stockholder in any such Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

21.3 Notice. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the provisions of this Article 11.

***********

Exhibit D

Parent Bylaw Amendment

Exhibit E

Form of Investor Rights Agreement

INVESTOR RIGHTS AGREEMENT

by and among

SYNNEX CORPORATION

and

THE APOLLO STOCKHOLDERS

named herein

Dated as of [●], 2021

SCHEDULE A: APOLLO STOCKHOLDERS

EXHIBIT A

INVESTOR RIGHTS AGREEMENT

This INVESTOR RIGHTS AGREEMENT (this “Agreement”), dated as of [●], 2021, by and among SYNNEX Corporation, a Delaware corporation (the “Corporation”) and Tiger Parent Holdings, L.P. (the “Initial Stockholder”). Each of the Corporation and the Initial Stockholder are sometimes referred to as a “Party”.

WHEREAS, the Corporation is party to that certain Agreement and Plan of Merger, dated as of March 22, 2021, by and among the Corporation, Tiger Parent (AP) Corporation, a Delaware corporation, Spire Sub I, Inc., a Delaware corporation, and Spire Sub II, LLC, a Delaware limited liability company (as may be amended or supplemented from time to time, the “Merger Agreement”);

WHEREAS, pursuant to and in connection with the closing of the transactions contemplated by the Merger Agreement, the Corporation and the Initial Stockholder wish to enter into this Agreement in accordance with the terms set forth herein.

NOW, THEREFORE, in consideration of the promises and of the mutual consents and obligations hereinafter set forth, the parties hereto hereby agree as follows:

Section 1    Definitions; Interpretation.

(a)    Definitions. As used herein, the following terms shall have the following respective meanings:

“Affiliate” means, as to any Person, any other Person or entity who directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person; provided that, with respect to Apollo, the term “Affiliate” shall not include any portfolio companies of Apollo or its Affiliates (including the Corporation and its Subsidiaries). For the avoidance of doubt, any co-investment vehicle controlled by any of the Apollo Entities shall be deemed to be an Affiliate of such Apollo Entities. As used in this definition, the term “control,” including the correlative terms “controlling,” “controlled by” and “under common control with,” means possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities or any partnership or other ownership interest, by contract or otherwise) of a Person.

“Agreement” has the meaning set forth in the Preamble.

“Apollo” means collectively, the investment funds managed, sponsored or advised by Apollo Management IX, L.P.

“Apollo Directors” has the meaning set forth in Section 2(a).

“Apollo Entities” means, collectively, Apollo, the Initial Stockholder, and each of their respective Affiliates.

“Apollo Indemnitors” has the meaning set forth in Section 3.

“Apollo Majority” means the Apollo Stockholders then owning a majority of the shares of Common Stock held by all Apollo Stockholders.

“Apollo Stockholder” means the Initial Stockholder and any Apollo Entity that becomes an owner of any shares of Common Stock, from the Initial Stockholder or another Apollo Stockholder. In connection with, and as condition to, any such transfer, such Apollo Entity, shall execute a signature page hereto and Schedule A shall be amended and restated to provide that such Apollo Entity has rights and obligations of an Apollo Stockholder hereunder.

“Board” means the board of directors of the Corporation.

“Business Day” means any day other than a Saturday, Sunday or day on which commercial banks in New York City, New York or Fremont, California are authorized by law to close.

“Bylaws” means the Amended and Restated Bylaws of the Corporation, as amended from time to time.

“CEO Director” has the meaning set forth in Section 2(a).

“Change in Control” shall mean the occurrence of any of the following events: (i) there occurs a sale, transfer, conveyance or other disposition of all or substantially all of the consolidated assets of the Corporation; (ii) any Person or Group (in each case excluding the Apollo Entities), directly or indirectly, obtains beneficial ownership of 50% or more of the outstanding Voting Securities; (iii) the Corporation consummates any merger, consolidation or similar transaction, unless the stockholders of the Corporation immediately prior to the consummation of such transaction continue to hold (in substantially the same proportion as their ownership of the Voting Securities immediately prior to the transaction, other than changes in proportionality as a result of any cash/stock election provided under the terms of the definitive agreement regarding such transaction) more than 50% of the voting power of the outstanding shares of the voting stock of the surviving or resulting entity in such transaction immediately following the consummation of such transaction; or (iv) a majority of the Board is no longer composed of (x) directors who were directors of the Corporation on the date hereof and (y) directors who were nominated for election or elected or appointed to the Board with the approval of a majority of the directors described in subclause (x) together with any incumbent directors previously elected or appointed to the Board in accordance with this subclause (y).

“Charter” means the Amended and Restated Certificate of Incorporation of the Corporation, as amended from time to time.

“Chosen Courts” has the meaning set forth in Section 12(b).

“Common Stock” means the common stock, par value $0.001 per share, of the Corporation and any other security issued or issuable in respect thereof, or in substitution therefor, in connection with any share subdivision, split, bonus issue, dividend or combination, or any reclassification, recapitalization, merger, amalgamation, consolidation, exchange or other similar reorganization or otherwise, and shall also include any other class of common stock of the Corporation hereafter authorized.

“Corporation” has the meaning set forth in the Preamble.

“Covered Person” has the meaning set forth in Section 2(g).

“DGCL” shall mean the Delaware General Corporation Law.

“Group” has the meaning set forth in Section 13(d)(3) of the Securities Exchange Act.

“Independent Apollo Director” has the meaning set forth in Section 2(a).

“Independence Requirement” has the meaning set forth in Section 2(a).

“Information” has the meaning set forth in Section 4(a).

“Initial Stockholder” has the meaning set forth in the Preamble.

“Merger Agreement” has the meaning set forth in the Recitals.

“Party” has the meaning set forth in the Preamble.

“Person” shall be construed broadly and shall include an individual, a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other entity or a governmental entity.

“Rule 144” means Rule 144 promulgated under the Securities Act, or any similar or successor provision then in force.

“Rule 144A” means Rule 144A promulgated under the Securities Act, or any similar or successor provision then in force.

“SEC” means the U.S. Securities and Exchange Commission or any successor governmental agency.

“Securities Act” means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the SEC thereunder, all as the same shall be in effect at the time.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor federal statute, and the rules and regulations of the SEC thereunder, all as the same shall be in effect at the time.

“Outstanding Stock” means the outstanding shares of Common Stock on the date hereof, together with any other security issued in respect thereof, in connection with any share subdivision, split, bonus issue, dividend or combination, or any reclassification, recapitalization, merger, amalgamation, consolidation, exchange or other similar reorganization or otherwise.

“Subsidiary” means, with respect to any Person, any corporation of which a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or any partnership, association or other business entity of which a majority of the partnership or other similar ownership interest is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof. For purposes of this definition, a Person is deemed to have a majority ownership interest in a partnership, association or other business entity if such Person is allocated a majority of the gains or losses of such partnership, association or other business entity or is or controls the managing director or general partner of such partnership, association or other business entity. For avoidance of doubt, the Company shall not be deemed to be a Subsidiary of Apollo for purposes of this Agreement.

“Pre-Closing Tax Period” has the meaning ascribed to such term in the Merger Agreement.

“Taxing Authority” has the meaning ascribed to such term in the Merger Agreement.

“Tax Return” has the meaning ascribed to such term in the Merger Agreement.

“Voting Securities” means shares of Common Stock and any other securities of the Corporation entitled to vote generally at any annual or special meeting of the Corporation’s stockholders.

Any capitalized term used in any Section of this Agreement that is not defined in this Section 1 shall have the meaning ascribed to it in such other Section.

(b)    Interpretation. The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive. References to “the date hereof” shall mean the date of this Agreement. Whenever the context requires, the gender of all words used herein shall include the masculine, feminine and neuter, and the number of all words shall include the singular and plural.

Section 2    Board of Directors.

(a)    Nomination of Directors. The Apollo Majority shall have the right, but not the obligation, to nominate for election to the Board:

(i)    up to four (4) directors, so long as the Apollo Stockholders collectively beneficially own at least 30% of the Outstanding Stock, provided that at least two (2) of the directors nominated pursuant to this provision shall be “independent” within the meaning of the New York Stock Exchange (NYSE) American listing standards (or applicable requirements of such other national securities exchange designated as the primary market on which the Common Stock is then listed for trading) (such independence requirement, the “Independence Requirement” and any Apollo Director satisfying such Independence Requirement, an “Independent Apollo Director”);

(ii)    up to three (3) directors, so long as the Apollo Stockholders collectively beneficially own at least 20% of the Outstanding Stock but less than 30% of the Outstanding Stock, provided that at least one (1) of the directors nominated pursuant to this provision shall be an Independent Apollo Director;

(iii)    up to two (2) directors, so long as the Apollo Stockholders collectively beneficially own at least 10% of the Outstanding Stock but less than 20% of the Outstanding Stock, none of whom shall be required to be an Independent Apollo Director; and

(iv)    up to one (1) director, so long as the Apollo Stockholders collectively beneficially own at least 5% of the Outstanding Stock but less than 10% of the Outstanding Stock, who shall not be required to be an Independent Apollo Director.

For the avoidance of doubt, the Board will consist of at least eleven (11) directors and, so long as the restrictions set forth in Section 6 apply, Apollo shall not be entitled to nominate any directors other than those set forth above. The directors appointed to the Board pursuant to the foregoing clauses (i) through (iv), together with any replacements to such directors appointed pursuant to Section 2(c) of this Agreement, shall hereinafter be referred to as the “Apollo Directors”. The initial Apollo Directors shall be mutually acceptable to the Corporation (such approval not to be unreasonably withheld, delayed or conditioned) and any replacement Apollo Directors shall be approved by a majority of the non-Apollo Directors of the Board (such approval not to be unreasonably withheld, delayed or conditioned), provided that the Corporation agrees that Matthew Nord and Robert Kalsow-Ramos are acceptable individuals to serve as Apollo Directors.

In addition to the above, the Parties agree that one director shall be the person then serving as the Chief Executive Officer of the Corporation (the “CEO Director”), who shall initially be, effective upon the closing of the Merger Agreement and the consummation of the transactions contemplated thereby, Richard Hume. In the event that the CEO Director shall cease to serve as the Chief Executive Officer of the Corporation for any reason, the Parties shall cause (i) the former Chief Executive Officer of the Corporation to be promptly removed from the Board if such person has not resigned as a member of the Board; and (ii) such person’s replacement as the Chief Executive Officer of the Corporation to be appointed as the new CEO Director.

The Board of the Corporation as in effect immediately prior to the closing of the Merger Agreement shall determine who shall fill the remaining six (6) director seats (i.e. the non-Apollo Director and the non-CEO Director seats).

In the event the size of the Board is increased or decreased at any time to other than eleven (11) directors, the Apollo Stockholders’ collective nomination rights under this Section 2(a) shall be proportionately increased or decreased, respectively, so that the Board is composed of a number of Apollo Directors that most closely equals the percentage of the Board originally composed of the Apollo Directors pursuant to the foregoing clauses (i) through (iv), rounded up to the nearest whole number. Notwithstanding the foregoing, if Apollo elects not to fill a board seat to which it is entitled, the size of the Board shall be reduced until such time as Apollo determines to fill such seat at which time it shall be correspondingly increased.

(b)    Election of Directors. The Corporation shall take all commercially reasonable action within its power to cause all nominees timely nominated pursuant to Section 2(a) to be included in the slate of nominees recommended by the Board to the Corporation’s stockholders for election as directors at each annual meeting of the stockholders of the Corporation (and/or in connection with any election by written consent or at a special meeting of the stockholders of the Corporation), and the Corporation shall use commercially reasonable efforts to cause the election of each such nominee, including soliciting proxies in favor of the election of such nominees, in each case subject to applicable law (for the avoidance of doubt, the Corporation will be required to use substantially the same level of efforts and provide substantially the same level of support as is used and/or provided for the other director nominees of the Corporation with respect to the applicable annual meeting of stockholders or action by written consent in lieu of such meeting). For the avoidance of doubt, failure of the stockholders of the Corporation to elect any Apollo Director to the Board shall not affect the right of the Apollo Stockholders to nominate directors for election pursuant to Section 2(a) in any future election of directors.

(c)    Replacement of Directors. In the event that a vacancy is created at any time by the death, disqualification, resignation, removal or failure to be elected by the Company stockholders (and no other director has been elected by the stockholders of the Corporation to fill such vacancy) of an Apollo Director nominated pursuant to Section 2(a), or designated pursuant to this Section 2(c), the Apollo Majority shall have the right to designate a replacement to fill such vacancy for the Apollo Director consistent with the provisions of Section 2(a) (including being reasonably acceptable to the Board, excluding the Apollo Directors), and if the Apollo Majority exercises such right, the Board shall use commercially reasonable efforts to cause such designee to be promptly appointed to the Board to fill such vacancy, subject to applicable law.

(d)    Removal of Directors. Upon the written request of the Apollo Majority seeking to remove and/or replace an Apollo Director nominated pursuant to Section 2(a), or designated pursuant to Section 2(c), the Corporation shall use commercially reasonable efforts to cooperate with such request, including to promptly call a special meeting of the stockholders of the Corporation; provided, however, that the Corporation shall not be required to call more than a total of two special meetings with respect to the removal of Apollo Directors.

(e)    Committees. The Board shall determine the composition and make-up of the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee, and any other committee of the Board.

(f)    Board Leadership. The lead independent director shall be selected by the Board.

(g)    Laws and Regulations. Nothing in this Section 2 shall be deemed to require that any party hereto, or any director of the Corporation, act in violation of any applicable provision of law, regulation, legal duty or requirement or stock exchange rule.

(h)    Diversity Requirements. So long as any Apollo Directors are required to be Independent Apollo Directors pursuant to this Section 2, Independent Apollo Directors, and Persons nominated as Independent Apollo Directors pursuant to this Section 2, shall fulfill their pro rata portion (rounded to the nearest whole number) of any diversity requirements pursuant to law, stock exchange rules or similar regulatory requirements binding on the Corporation based on the percentage of the Board composed of the Apollo Directors (for example, if Apollo Directors constitute four of eleven members of the Board, including two Independent Apollo Directors, and the Board is required by applicable law to have a minimum of three female directors, one of the Independent Apollo Directors would be required to be female); provided that (i) the Apollo Stockholders may elect to satisfy all or part of any such pro rata allocation with non-Independent Apollo Directors in lieu of Independent Apollo Directors and (ii) once duly elected or appointed, no Apollo Director shall be required prior to the next annual meeting to resign or be removed from the Board as a result of failing to meet such diversity requirements.

(i)    [Waiver of Corporate Opportunity. To the fullest extent permitted by the DGCL and subject to any express agreement otherwise that may from time to time be in effect, the Corporation agrees that any Apollo Director, any Apollo Entity and any Affiliate or portfolio company thereof (collectively, “Covered Persons”) may, and shall have no duty not to, (i) invest in, carry on and conduct, whether directly, or as a partner in any partnership, or as a joint venturer in any joint venture, or as an officer, director, stockholder, equityholder or investor in any person, or as a participant in any syndicate, pool, trust or association, any business of any kind, nature or description, whether or not such business is competitive with or in the same or similar lines of business as the Corporation or any of its Subsidiaries; (ii) do business with any client, customer, vendor or lessor of any of the Corporation or its Affiliates; and/or (iii) make investments in any kind of property in which the Corporation may make investments. To the fullest extent permitted by the DGCL and subject to any express agreement otherwise that may from time to time be in effect, the Corporation renounces any interest or expectancy to participate in any business or investments of any Covered Person as currently conducted or as may be conducted in the future, and waives any claim against a Covered Person arising in connection with or relating to a such Covered Person’s participation in any such business or investment. The Corporation agrees that, subject to any express agreement otherwise that may from time to time be in effect, in the event that a Covered Person acquires knowledge of a potential transaction or matter which may constitute a corporate opportunity for both (x) the Covered Person outside of his or her capacity as a member of the Board and (y) the Corporation or its Subsidiaries, the Covered Person shall not have any duty to offer or communicate information regarding such corporate opportunity to the Corporation or its Subsidiaries. To the fullest extent permitted by the DGCL, the Corporation hereby renounces any interest or expectancy in any potential transaction or matter of which the Covered Person acquires knowledge, except as subject to any express agreement otherwise that may from time to time be in effect or for any corporate opportunity which is expressly offered to a Covered Person in writing solely in his or her capacity as a member of the Board, and waives any claim against each Covered Person arising in connection with or relating to the fact that such Covered Person (A) pursues or acquires any corporate opportunity for its own account or the account of any Affiliate or other person, (B) directs, recommends, sells, assigns or otherwise transfers such corporate opportunity to another person or (C) does not communicate information regarding such corporate opportunity to the Corporation; provided, that, in each such case, that any corporate opportunity which is expressly agreed by the Apollo Entities to belong to the Corporation or is expressly offered to a Covered Person in writing solely in his or her capacity as a member of the Board shall belong to the Corporation. Notwithstanding anything to the contrary herein, under no circumstances shall (i) an employee of the Corporation or any of its Subsidiaries be deemed to be a “Covered Person”, and (ii) the Corporation be deemed to have waived or renounced any interest or expectancy of the Corporation in, or in being offered any opportunity to participate in, any corporate, business, or investment opportunity that is presented to an employee of the Corporation or any of its Subsidiaries, irrespective of whether such employee (a) is a director or officer of the Corporation or any of its Subsidiaries or their respective Affiliates or (b) otherwise would be an Cover Person absent being an employee of the Corporation or any of its Subsidiaries.]1

Section 3    Directors’ and Officers’ Insurance. The Corporation shall maintain directors’ and officers’ liability insurance as determined by the Board. The Corporation acknowledges and agrees that any Apollo Directors who are partners, members, employees, or consultants of any Apollo Entity may have certain rights to indemnification, advancement of expenses and/or insurance provided by the applicable Apollo Entity (collectively, the “Apollo Indemnitors”). The Corporation acknowledges and agrees that the Corporation shall be the indemnitor of first resort with respect to any indemnification, advancement of expenses and/or insurance provided in the Charter, Bylaws and/or any indemnification agreements to any Apollo Director in his or her capacity as a director of the Corporation or any of its Subsidiaries (such that the Corporation’s obligations to such indemnitees in their capacities as directors are primary and any obligation of the Apollo Indemnitors to advance expenses or to provide indemnification or insurance for the same expenses or liabilities incurred by such indemnitees are secondary). Such indemnitees shall, in their capacities as directors, be entitled to all the rights to indemnification, advancement of expenses and entitled to insurance to the extent provided under (i) Charter and/or Bylaws in effect from time to time and/or (ii) such other agreement, if any, between the Corporation and such indemnitees, without regard to any rights such indemnitees may have against the Apollo Indemnitors. No advancement or payment by the Apollo Indemnitors on behalf of such indemnitees with respect to any claim for which such indemnitees have sought indemnification, advancement of expenses or insurance from the Corporation in their capacities as directors shall affect the foregoing and the Apollo Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such indemnitees against the Corporation.

[1]	NTD: To be added if the Corporation’s shareholders fail to approve the corporate opportunity doctrine waiver charter amendment.

Section 4    Information.

(a)    For so long as the Apollo Stockholders collectively beneficially own at least 10% of the Outstanding Stock, the Corporation shall, and shall cause its material Subsidiaries to, permit the Apollo Stockholders and their respective designated representatives, at reasonable times and upon reasonable prior notice to the Corporation, to inspect, review and/or make copies and extracts from the books and records of the Corporation or any of such material Subsidiaries and to discuss the affairs, finances and condition of the Corporation or any of such material Subsidiaries with the officers of the Corporation or any such material Subsidiary, and with respect to matters pertaining to any and all Pre-Closing Tax Periods, the Corporation will furnish to the Apollo Stockholders any information and other reasonable assistance requested by the Apollo Majority in connection with the filing of any Tax Return. For so long as the Apollo Stockholders beneficially own 10% or more in the aggregate of the Outstanding Stock, upon the written request from any Apollo Stockholder and for the purposes set forth in the first sentence of Section 4(b), the Corporation shall, and shall cause its Subsidiaries to, provide such Apollo Stockholder, in addition to other information that might be reasonably requested by such Apollo Stockholder from time to time, (i) direct access to the Corporation’s auditors and officers, (ii) regularly prepared quarter-end reports, to be provided within such number of days after the end of each quarter as required to comply with SEC requirements, (iii) if the Apollo Stockholders do not have a representative on the Board or the applicable committee of the Board, in each case, who is not an Independent Apollo Director, copies of all materials provided to the Board (or such committee of the Board) at the same time as provided to the directors (or members of such committee of the Board ), (iv) access to appropriate officers and directors of the Corporation at such reasonable times and upon reasonable prior notice as may be requested by the Apollo Stockholders for consultation with respect to matters relating to the business and affairs of the Corporation and its material Subsidiaries, (v) if the Apollo Stockholders do not have a representative on the Board who is not an Independent Apollo Director, information in advance with respect to any significant corporate actions, including, without limitation, extraordinary dividends or distributions, mergers, acquisitions or dispositions of assets, issuances of significant amounts of debt or equity and material amendments to the Charter or Bylaws or the comparable governing documents of any of its material Subsidiaries, and to provide the Apollo Stockholders with the right to consult with the Corporation and its material Subsidiaries with respect to such actions, (vi) flash data, in a format to be prescribed by the Apollo Majority (provided that such format is reasonably acceptable to the Corporation), to be provided within ten (10) days after the end of each quarter and (vii) to the extent otherwise prepared by the Corporation, operating and capital expenditure budgets and periodic information packages relating to the operations and cash flows of the Corporation and its material Subsidiaries (all such information so furnished pursuant to this Section 4(a), the “Information”). Subject to Section 4(b), any Apollo Stockholder (and any party receiving Information from such Apollo Stockholder) who shall receive Information shall maintain the confidentiality of such Information, using the same degree of care that any Apollo Stockholder would employ with respect to its own most sensitive proprietary, confidential or financial information. The Apollo Stockholders acknowledge and agree that all of the information received by it in connection with this Agreement is of a confidential nature and may be regarded as material non-public information under Regulation FD promulgated by the SEC and that such information must be kept confidential by the Apollo Stockholders and not disclosed, provided, however, that notwithstanding anything to the contrary herein, this Agreement does not prohibit any Person from disclosing any information that constitutes the “tax treatment” or “tax structure” (within the meaning of Treasury Regulations Section 1.6011-4(b)(3)(ii)) of any relevant transaction. The Apollo Stockholders have implemented appropriate measures designed to ensure compliance with applicable securities laws regarding trading in connection with material non-public information. The Corporation shall not be required to provide such portions of any Information containing attorney-client, work product or similar privileged information of the Corporation or other information required by the Corporation to be kept confidential pursuant to and in accordance with the terms of any confidentiality agreement with a third Person or applicable law, so long as the Corporation has used its commercially reasonable efforts to enter into an arrangement pursuant to which it may provide such information to the Apollo Stockholders without the loss of any such privilege or without violating such confidentiality obligation. The Corporation shall retain all books and records with respect to tax matters pertinent to the Corporation relating any Pre-Closing Tax Period until the expiration of the applicable statute of limitations and shall abide by all record retention agreements entered into with any Taxing Authority.

(b)    Individuals associated with the Apollo Entities may from time to time serve on the Board or the equivalent governing body of the Corporation’s Subsidiaries. The Corporation, on its behalf and on behalf of its Subsidiaries, recognizes that such individuals (i) will from time to time receive non-public information concerning the Corporation and its Subsidiaries, and (ii) may (subject to the obligation to maintain the confidentiality of such information in accordance with Section 4(a)) share such information with other individuals associated with the Apollo Entities who have a need to know such information for the purpose of facilitating support to such individuals in their capacity as members of the Board or such equivalent governing body or enabling the Apollo Stockholders, as equityholders, to better evaluate the Corporation’s performance and prospects, provided that such other individuals are informed about the confidential nature of such information and agree in writing to maintain the confidentiality of such information consistent with the confidentiality obligations under Section 4(a). The Corporation, on behalf of itself and its Subsidiaries, hereby irrevocably consents to such sharing, subject to the confidentiality obligations set forth in this paragraph. In the event that any Apollo Entity or any of its representatives are requested or required by law, regulation or legal or regulatory process to disclose any non-public Information concerning the Corporation and its Subsidiaries, such Apollo Entity or such representative may disclose only that portion of the requested information which it is advised by counsel is required by law, regulation or legal or regulatory process to be disclosed so long as such Apollo Entity or such representatives uses reasonable efforts to obtain assurances that such disclosed information will be afforded confidential treatment and notifies the Corporation at least 5 business days in advance, if permitted by applicable law and commercially feasible. Notwithstanding the foregoing, an Apollo Entity may disclose any information or data that it can demonstrate: (i) is or was independently developed by an Apollo Entity or its representatives without the benefit of any non-public Information or in breach of this Agreement or the Confidentiality Agreement, dated December 17, 2020, by and between the Corporation and Tiger Parent (AP) Corporation, a Delaware corporation; (ii) is or becomes generally available to the public, other than as a result of disclosure by an Apollo Entity or its representatives in breach of this Agreement or any other duty of confidentiality owed to the Corporation; (iii) becomes available to an Apollo Entity or its representatives from a source other than the Corporation or any of its representatives, so long as that source is, to such Apollo Entity’s or its representatives’ knowledge, as applicable, not prohibited from disclosing such information or data to them by any restrictions on disclosure or use or any other duty of confidentiality to the Corporation; or (iv) is known to, or already in the possession of, an Apollo Entity or its representatives on a non-confidential basis prior to it being furnished pursuant to this Agreement, so long as, to such Apollo Entity’s or its representatives’ knowledge, the source of such information was not bound by any restrictions on disclosure or use or any other duty of confidentiality to the Corporation.

Section 5    Certain Actions.

(a)    Subject to the provisions of Section 5(b), without the approval of a majority of the directors then on the Board, which must include the approval of a majority of the Apollo Directors nominated pursuant to Section 2(a) or designated pursuant to Section 2(c), the Corporation shall not, and (to the extent applicable) shall not permit any material Subsidiary of the Corporation to amend, modify or repeal any provision of the Charter, the Bylaws or similar organizational documents of the applicable material Subsidiary in a manner that is intended to disproportionately adversely affect the Apollo Stockholders or which is knowingly in material violation of the rights of the Apollo Stockholders pursuant to this Agreement. This provision shall only apply in the event that at least one Apollo Director notifies the Board in advance with respect to Board action or the Company (or Subsidiary board or other applicable governing body of such Subsidiary) with respect to actions of a material Subsidiary, promptly upon having notice of such action, that in such director’s view, the foregoing prohibition applies.

(b)    The approval rights set forth in Section 5(a) shall terminate at such time as the Apollo Stockholders no longer collectively beneficially own at least 5% of the Outstanding Stock.

Section 6    Restricted Activities; Voting.

(a)    The Apollo Entities shall not, directly or indirectly, without the Corporation’s prior written consent:

(i)    make any statement or proposal to the Board, any of the Corporation’s representatives or any of the Corporation’s stockholders regarding, or make any public announcement, proposal or offer (including any “solicitation” of “proxies” as such terms are defined or used in Regulation 14A of the Securities Exchange Act) with respect to, or otherwise solicit, seek or offer to effect (including, for the avoidance of doubt, indirectly by means of communication with the press or media) (1) any business combination, merger, tender offer, exchange offer, sale of all or substantially all assets or similar transaction involving the Corporation or any of its Subsidiaries and an Apollo Entity, (2) any restructuring, recapitalization, liquidation or similar transaction involving the Corporation or any of its Subsidiaries, on the one hand, and an Apollo Entity, on the other hand, or (3) subject to sub-clause (iv) below, any acquisition of any of the Corporation’s loans, debt securities, equity securities or assets, or rights or options to acquire interests in any of the Corporation’s loans, debt securities, equity securities or asset; provided, however, that this clause shall not preclude the tender by the Apollo Entities of any securities of the Corporation into any third party tender or exchange offer or the vote by the Apollo Entities of any Voting Securities at a meeting duly called;

(ii)    form, join or in any way participate in any Group with any Person (other than the Corporation) with respect to any Voting Securities, other than forming, joining or in any way participating in a Group solely between or among the Apollo Entities;

(iii)    otherwise act with any Person, including by providing financing for another party, to seek to control or change the management or the Board of the Corporation;

(iv)    acquire or agree to acquire any additional Voting Securities, including any securities of the Corporation convertible, exchangeable or exercisable into Voting Securities, other than as a result of any stock split, reverse stock split, stock dividend, extraordinary dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change in Voting Securities which generally affects or is made available to all stockholders of the Corporation, provided, however, that the Apollo Entities may acquire or agree to acquire beneficial ownership of Voting Securities, including any securities of the Corporation convertible, exchangeable or exercisable into Voting Securities, to the extent that after giving effect to such acquisition, the Apollo Entities would not collectively beneficially own (as defined in Rule 13d-3 of the Exchange Act) more than 45% of the outstanding Voting Securities, excluding any issuance by the Corporation of Voting Securities or options, warrants or other rights to acquire Voting Securities (or the exercise thereof) to any Apollo Directors or Apollo Entity as compensation for the membership of the Apollo Directors on the Board, and provided further, that any such acquisition of shares shall not be counted in determining the rights under Article 2 hereof;

(v)    publicly disclose any intention, plan or arrangement prohibited by the foregoing; or

(vi)    knowingly instigate, facilitate, encourage or assist any third party to do any of the foregoing;

provided that this Section 6 shall in no way limit the activities of any director of the Corporation, so long as such activities are undertaken in his or her capacity as a director of the Corporation; provided further that (other than as may be a violation of clauses (i) and (ii) above) the right or ability of the Apollo Stockholders to exercise their rights under this Agreement or the exercise by the Apollo Stockholders of their right to vote shall not, in either case, in and of itself, be deemed a breach of this Section 6.

(b)    The Apollo Entities further agree they shall not, without the prior written consent of the Corporation, publicly request the Corporation to amend or waive any provision of this Section 6 (including this sentence) or do so in a manner that would require the Corporation to publicly disclose such request. Notwithstanding anything to the contrary, nothing in this Section 6, shall prohibit the Apollo Entities from communicating privately with the Corporations’ directors, officers or advisors, so long as such communications are not intended to, and would not reasonably be expected to, require any public disclosure of such communications.

(c)    This Section 6 shall automatically terminate on the first date following the 90th day, after the Apollo Stockholders collectively beneficially own less than 5% of the Outstanding Stock. Additionally, in the event that (i) the Corporation engages in, enters into or continues any material discussions or negotiations regarding any proposal or offer that constitutes or would reasonably be expected to result in a Change in Control, approves or recommends, or publicly proposes to approve or recommend, any Change in Control, or enters into a definitive agreement providing for a Change in Control; (ii) any Person or Group (other than the Apollo Entities) commences a tender offer or exchange offer for securities of the Corporation, which, if consummated, would result in a Change in Control; (iii) the Board resolves publicly to engage in a formal process that is intended to result in a transaction, which, if consummated, would result in a Change in Control; or (iv) a Person or Group (other than the Apollo Entities) enters into an agreement or commences a proxy solicitation in which such Person or Group would acquire the ability to elect a majority of the Board, then this Section 6 shall automatically terminate, effective upon the occurrence of such event.

Section 7    Registration Rights.

The Apollo Stockholders and the Corporation shall comply with, and the Apollo Stockholders shall be entitled to the benefits of, the provisions set forth in Exhibit A hereto governing and providing for, among other matters, registration rights with respect to the Stock.

Section 8    Notice of Sale.

For so long as the Apollo Stockholders beneficially own 15% or more in the aggregate of the Outstanding Stock, each Apollo Stockholder shall provide at least two days’ prior written notice to the Corporation pursuant to Section 16 prior to the transfer of beneficial ownership of any Stock by such Apollo Stockholder to any Person who is not an Affiliate of an Apollo Stockholder.

Section 9    Rule 144.

The Corporation covenants that so long as the Common Stock is registered pursuant to Section 12(b), Section 12(g) or Section 15(d) of the Securities Exchange Act, it will file any and all reports required to be filed by it under the Securities Act and the Securities Exchange Act (or, if the Corporation is not required to file such reports, it will make publicly available such necessary information for so long as necessary to permit sales pursuant to Rule 144, Rule 144A or Regulation S under the Securities Act) and that it will take such further action as the Apollo Stockholders may reasonably request, all to the extent required from time to time to enable the Apollo Stockholders to sell shares of Common Stock without registration under the Securities Act within the limitation of the exemptions provided by Rule 144, Rule 144A or Regulation S under the Securities Act, as such Rules may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.

Section 10    Duration of Agreement.

This Agreement shall terminate automatically upon the dissolution of the Corporation (unless the Corporation (or its successor) continues to exist after such dissolution as a limited liability company or in another form, whether incorporated in Delaware or another jurisdiction). Any Apollo Stockholder who disposes of all of its Stock shall automatically cease to be a party to this Agreement and have no further rights or obligations hereunder as an Apollo Stockholder.

Section 11    Severability.

Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

Section 12    Governing Law; Jurisdiction.

(a)    This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles.

(b)    Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 16.

Section 13    WAIVER OF JURY TRIAL.

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 13.

Section 14    Stock Dividends, Etc.

The provisions of this Agreement shall apply to any and all shares of capital stock of the Corporation or any successor or assignee of the Corporation (whether by merger, consolidation, sale of assets or otherwise) which may be issued in respect of, in exchange for or in substitution for the shares of Stock, by reason of any stock dividend, split, reverse split, combination, recapitalization, reclassification, merger, consolidation or otherwise in such a manner and with such appropriate adjustments as to reflect the intent and meaning of the provisions hereof and so that the rights, privileges, duties and obligations hereunder shall continue with respect to the capital stock of the Corporation as so changed.

Section 15    Benefits of Agreement.

This Agreement shall be binding upon and inure to the benefit of the Corporation and its successors and assigns and each Apollo Stockholder and its permitted assigns, legal representatives, heirs and beneficiaries. Notwithstanding anything to the contrary contained herein, the Apollo Stockholders may assign their rights or obligations, in whole or in part, under this Agreement to one or more of their controlled Affiliates. Except as otherwise expressly provided herein, no Person not a party to this Agreement, as a third-party beneficiary or otherwise, shall be entitled to enforce any rights or remedies under this Agreement; provided that the Apollo Entities shall be deemed third-party beneficiaries of, and entitled to enforce their rights or remedies under, the provisions of this Agreement that benefit the Apollo Entities.

Section 16    Notices.

All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), by e-mail transmission (notice deemed given upon transmission if the email is sent by 5:00 p.m. Eastern Time or, if after, the day following the date of transmission), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) (notice deemed given upon receipt of proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(i)    If to the Corporation, to:

SYNNEX Corporation

44201 Nobel Drive

Fremont, CA 94538

Attention:     Simon Leung, Senior Vice President, General Counsel, and Corporate Secretary

Email:           SimonL@synnex.com

With a copy (which shall not constitute notice) to:

Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street

Palo Alto, CA 94304-1115

Attention:        Allison M. Leopold Tilley

Christina F. Pearson

E-mail:              allison@pillsburylaw.com

christina.pearson@pillsburylaw.com

(ii)    If to any Apollo Stockholder, to:

Apollo Global Management, Inc.

9 West 57th Street New York,

New York 10019

Attention: James Elworth

Email: jelworth@apollo.com

Telephone: (212) 515-3200

With a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention:        Andrew J. Nussbaum

Zachary S. Podolsky

E-mail:            AJNussbaum@wlrk.com

zspodolsky@wlrk.com

Section 17    Modification; Waiver.

This Agreement may be amended, modified or supplemented only by a written instrument duly executed by (a) the Corporation and (b) the Apollo Majority. No course of dealing between the Corporation or its Subsidiaries and the Apollo Stockholders (or any of them) or any delay in exercising any rights hereunder will operate as a waiver of any rights of any party to this Agreement. The failure of any party to enforce any of the provisions of this Agreement will in no way be construed as a waiver of such provisions and will not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

Section 18    Entire Agreement.

Except as otherwise expressly provided herein, this Agreement constitutes the entire agreement among the parties pertaining to the subject matter hereof and, except for the Merger Agreement, supersedes all prior and contemporaneous agreements and understandings of the parties in connection therewith, from and after the date of this Agreement. Unless otherwise provided herein, any consent required by any Person under this Agreement may be withheld by such Person in such Person’s sole discretion.

Section 19    Counterparts.

This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

Section 20    Delivery by Facsimile or Electronic Transmission.

This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

Section 21    Director and Officer Actions.

No director or officer of the Corporation shall be personally liable to the Corporation or any Stockholder as a result of any acts or omissions taken under this Agreement in good faith.

Section 22    Apollo Stockholder Parties.

In the event that any Apollo Entity (other than the Initial Stockholder) becomes an Apollo Stockholder, such Apollo Entity shall become party to this Agreement after executing a signature page hereto and Schedule A shall be amended and restated to provide that such Apollo Entity shall have all of the rights and obligations of an Apollo Stockholder hereunder.

[Signature Page Follows]

The parties have signed this Agreement as of the date first written above.

SYNNEX CORPORATION

By:
Name:
Title:

STOCKHOLDER:

TIGER PARENT HOLDINGS, L.P.

By:
Name:
Title:

[Signature Page to Investor Rights Agreement]

Schedule A: Apollo Stockholders

Entity Name	Address	Common Stock Beneficially Owned

Exhibit A

Section 1.    Definitions

(a)    Definitions. As used in this Exhibit:

“Closing Date” has the meaning ascribed to such term in the Merger Agreement.

“Initial Notice” has the meaning ascribed to such term in Section 3(a).

“Marketed Underwritten Shelf Take-Down” has the meaning ascribed to such term in Section 2(b).

“Non-Marketed Shelf Take-Down” has the meaning ascribed to such term in Section 2(b).

“Piggyback Registration Right” has the meaning ascribed to such term in Section 3(a).

“Prospectus” means the prospectus included in any Registration Statement, including any preliminary prospectus, and any such prospectus as amended or supplemented by any prospectus supplement, including any such prospectus supplement with respect to the terms of the offering of any portion of the securities covered by a Registration Statement, and by all other amendments and supplements to a prospectus, including post-effective amendments and freewriting prospectuses and in each case including all material incorporated by reference therein.

“Registrable Securities” shall mean shares of Common Stock; provided that any Registrable Securities shall cease to be Registrable Securities when (a) a Registration Statement with respect to the sale of such Registrable Securities has been declared effective under the Securities Act and such Registrable Securities have been disposed of in accordance with the plan of distribution set forth in such Registration Statement, (b) such Registrable Securities are distributed pursuant to Rule 144 or (c) such Registrable Securities shall have been otherwise transferred and new certificates for them not bearing a legend restricting further transfer under the Securities Act shall have been delivered by the Corporation; and provided, further, that any securities that have ceased to be Registrable Securities shall not thereafter become Registrable Securities and any security that is issued or distributed in respect of securities that have ceased to be Registrable Securities is not a Registrable Security.

“Registration Request” has the meaning ascribed to such term in Section 2(a).

“Registration Statement” means a registration statement filed by the Corporation with the SEC.

“Shelf Holder” has the meaning ascribed to such term in Section 2(b).

“Shelf Registration” has the meaning ascribed to such term in Section 2(a).

“Shelf Take-Down” has the meaning ascribed to such term in Section 2(b).

“Short-Form Registration” has the meaning ascribed to such term in Section 2(b).

“Transfer” means any direct or indirect transfer, assignment, sale, gift, pledge, hypothecation or other encumbrance, or any other disposition, of any shares of Common Stock held at any time by any Apollo Stockholder (or any interest therein or right thereto), regardless of the manner in which such Apollo Stockholder initially acquired such any such shares of Common Stock, or any other transfer of beneficial ownership of any shares of Common Stock, whether voluntary or involuntary. The mere pledge of Common Stock by an Apollo Stockholder as collateral to any institutional lender in connection with any financing shall not be deemed a “Transfer” if such arrangement does not interfere with the administration and implementation of the Agreement; provided that in the case of foreclosure of such pledge, such foreclosure and any other transfer of such shares of Common Stock shall then be deemed a “Transfer.”

“Underwritten Offering” means a sale of shares of Common Stock to an underwriter for reoffering to the public.

“Underwritten Shelf Take-Down” has the meaning ascribed to such term in Section 2(b).

“Underwritten Shelf Take-Down Notice” has the meaning ascribed to such term in Section 2(b).

(b)    Definitions. Any capitalized terms used but not defined herein have the meanings given to such terms in the Agreement.

Section 2.    Registration Rights.

(a)    Subject to the provisions of this Section 2, at any time and from time to time after the date hereof, the Apollo Stockholders may make a written request (“Registration Request”) to the Corporation for registration under and in accordance with the provisions of the Securities Act of all or part of their Registrable Securities, provided that any Registration Request must be for Registrable Securities with an aggregate dollar value of $100 million or greater, and the Apollo Stockholders may only make two Registration Requests, written requests for Short Form Registration, or written requests for Shelf Registration, in the aggregate, in any rolling twelve month period. A Registration Request which does not result in an effective registration under the Securities Act or a Registration Request that is withdrawn prior to the filing of the requested Registration Statement shall not be counted as a Registration Request for purposes of the limits in the preceding sentence. All Registration Requests made pursuant to this Section 2 will specify the aggregate amount of Registrable Securities to be registered and will also specify the intended methods of disposition thereof.

(b)    Subject to the terms and conditions of this Agreement and the Corporation’s receipt of information from the Apollo Stockholders that is required by applicable law to be included in such Shelf Registration regarding such Apollo Stockholders, within two Business Days after the Closing Date, the Corporation shall file an automatically effective registration statement on Form S-3ASR covering resales of the Registrable Securities by the Apollo Stockholders, and shall use commercially reasonable efforts to keep such registration statement effective for a period of 3 years following the Closing Date. In addition, (i) at any time that the Corporation is qualified for the use of Form S-3 promulgated under the Securities Act or any successor form thereto, the Apollo Stockholders shall have the right to request in writing registration under the Securities Act of all or any portion of the Registrable Securities beneficially owned by any member of the Apollo Stockholders group on Form S-3 (or any successor form) or any similar short form registration statement, if available (a “Short-Form Registration”) and (ii) at any time, and from time to time, that the initial registration statement on Form S-3ASR or other shelf registration statements is not in effect or will expire within 90 days, the Apollo Stockholders may request in writing a shelf offering on a delayed or continuous basis in accordance with Rule 415 under the Securities Act (including the registration statement referred to in the immediately precedent sentence, a “Shelf Registration”), in which case the provisions of this Section 2(b) shall be applicable, provided that the Apollo Stockholders may only make two Registration Requests, written requests for Short Form Registration, or written requests for Shelf Registration, in the aggregate, in any rolling twelve month period. All written requests for Short Form Registration shall (i) specify the aggregate number of Registrable Securities intended to be sold or disposed of, (ii) state the intended method of disposition of such Registrable Securities and (iii) whether or not such Short Form Registration shall be a Shelf Registration, and upon receipt of such request, the Corporation shall use commercially reasonable efforts promptly to effect the registration under the Securities Act of the Registrable Securities so requested to be registered. Any Apollo Stockholder whose Registrable Securities are included in an effective Shelf Registration (a “Shelf Holder”) may initiate an offering or sale of all or part of such Registrable Securities (a “Shelf Take-Down”). If the Shelf Holders elect in a written request delivered to the Corporation (an “Underwritten Shelf Take-Down Notice”), a Shelf Take-Down may be in the form of an Underwritten Offering (an “Underwritten Shelf Take-Down”) and, if necessary, the Corporation shall file and effect an amendment or supplement to its Shelf Registration for such purpose as soon as practicable. The Shelf Holders shall indicate in such Underwritten Shelf Take-Down Notice whether they intend for such Underwritten Shelf Take-Down to involve a customary “road show” (including an “electronic road show”) or other marketing effort by the underwriters (a “Marketed Underwritten Shelf Take-Down”). If the Shelf Holders desire to effect a Shelf Take-Down that does not constitute a Marketed Underwritten Shelf Take-Down, and that does not involve an Underwritten Offering (a “Non-Marketed Shelf Take-Down”), the Shelf Holders shall so indicate in a written request delivered to the Corporation no later than two calendar days prior to the expected date of such Non-Marketed Shelf Take-Down, which request shall include (i) the total number of Registrable Securities expected to be offered and sold in such Non-Marketed Shelf Take-Down, (ii) the expected plan of distribution of such Non-Marketed Shelf Take-Down and (iii) the action or actions required (including the timing thereof) in connection with such Non-Marketed Shelf Take-Down, and, if necessary, the Corporation shall file and effect an amendment or supplement to its Shelf Registration for such purpose as soon as practicable. All determinations as to whether to complete any Non-Marketed Shelf Take-Down and as to the timing, manner, price and other terms of any Non-Marketed Shelf Take-Down shall be at the discretion of the Shelf Holders. The Corporation shall not be required to effect more than three Underwritten Shelf Take Downs in any rolling twelve-month period and shall not be required to effect any Underwritten Shelf Take Down unless the aggregate gross proceeds expected to be received from the sale of Registrable Securities in such offering is at least $100 million.

(c)    Subject to the provisions of this Section 2, promptly upon receipt of any such Registration Request, the Corporation will use commercially reasonable efforts to effect such registration under the Securities Act within 120 days of such request (subject to any lock-up restrictions) of the Registrable Securities that the Corporation has been so requested to register, including, without limitation, filing post-effective amendments, appropriate qualification under applicable blue sky or other state securities laws and appropriate compliance with the applicable regulations promulgated under the Securities Act. At any time prior to the registration, the Apollo Stockholders may revoke a Registration Request by providing a notice to the Corporation revoking such Registration Request.

(d)    If the Corporation receives a Registration Request and the Corporation furnishes to the Apollo Stockholders a copy of a resolution of the Board (certified by the secretary of the Corporation) stating that in the good faith judgment of the Board it would be materially adverse to the Corporation for a Registration Statement (or an Underwritten Shelf Take-Down or a Non-Marketed Shelf Take-Down) to be filed or effected on or before the date such filing or take-downs would otherwise be required hereunder, the Corporation shall have the right to defer such filing or take-downs for a period of not more than sixty (60) days after the date such filing or take-downs would otherwise be required hereunder (provided that such sixty (60) day period may be extended to a period of up to ninety (90) days to the extent such suspension is due to ongoing negotiations or discussions regarding a material merger, acquisition or other similar transaction and the requirements for such deferral set forth in this sentence continue to be satisfied. If the Corporation furnishes to the Apollo Stockholders a copy of a resolution of the Board (certified by the secretary of the Corporation) stating that in the good faith judgment of the Board it would be materially adverse to the Corporation to continue to permit the use of any prospectus contained any Shelf Registration Statement, the Corporation shall be entitled to suspend the use of such prospectus for a reasonable period of time not to exceed (i) sixty (60) days in succession (provided that such consecutive sixty (60) day period may be extended to a period of up to ninety (90) days in succession to the extent such suspension is due to ongoing negotiations or discussions regarding a material merger, acquisition or other similar transaction and the requirements for such suspension set forth in this sentence continue to be satisfied (the “Extension Period”)) or (ii) ninety (90) days in the aggregate in any rolling twelve (12) month period if the Extension Period has not been triggered or (iii) one hundred twenty (120) days in the aggregate in any rolling twelve month period if the Extension Period has been triggered. The Corporation shall not be permitted to take such action in the foregoing sentences more than twice in any 360-day period (except that the Corporation shall be able to use this right more than twice in any 12-month period if the Corporation is exercising such right during the 15-day period prior to the Corporation’s regularly scheduled quarterly earnings announcement date and the total number of days of postponement in such 12-month period does not exceed 120 days). If the Corporation shall so postpone the filing of a Registration Statement, the Apollo Stockholders may withdraw their Registration Request by so advising the Corporation in writing. In addition, if the Corporation receives a Registration Request and the Corporation is then in the process of preparing to register Common Stock in connection with a primary offering, the Corporation shall inform the Apollo Stockholders of the Corporation’s intent to engage in a primary offering and may require the Apollo Stockholders to withdraw such Registration Request for a period of up to 90 days so that the Corporation may complete its offering. In the event that the Corporation ceases to pursue such primary offering, it shall promptly inform the Apollo Stockholders in writing and the Apollo Stockholders shall be permitted to submit a new Registration Request. For the avoidance of doubt, the Apollo Stockholders shall have the right to participate in the Corporation’s primary offering as provided in Section 3 (and notwithstanding anything to the contrary in Section 3, the Apollo Stockholders shall have the right to piggyback on the Corporation’s primary offering).

(e)    Registrations under this Section 2 shall be on such appropriate registration form of the SEC (i) as shall be selected by the Apollo Stockholders and as shall be reasonably acceptable to the Corporation and (ii) as shall permit the disposition of such Registrable Securities in accordance with the intended method or methods of disposition specified in the Registration Request. If, in connection with any registration under this Section 2 that is proposed by the Apollo Stockholders to be on Form S-3 or any successor form, the managing underwriter, if any, shall advise the Apollo Stockholders or the Corporation in writing that in its opinion the use of another permitted form is of material importance to the success of the offering, then such registration shall be on such other permitted form.

(f)    The Corporation shall use its best efforts to keep any Registration Statement filed in response to a Registration Request effective for as long as is necessary for the Apollo Stockholders to dispose of all of the covered securities.

(g)    In the case of an Underwritten Offering that is the subject of a Registration Request, the Apollo Stockholders shall select the underwriter(s) (including the roles thereof); provided that such selection is reasonably acceptable to the Corporation.

(h)    From and after the date hereof until the termination of the Agreement, the Company shall use commercially reasonable efforts to maintain eligibility to be able to file and use a Registration Statement on Form S-3 (or any successor form thereto) and to be a “well-known seasoned issuer” within the meaning of Rule 405 under the Securities Act.

Section 3.    Piggyback Registration Right.

(a)    Participation. Subject to Section 3(b), if the Corporation proposes to file a Registration Statement, whether on its own behalf or in connection with the exercise of any registration rights by any holder of Registrable Securities possessing such rights (other than (i) a registration relating solely to an employee benefit plan or employee stock plan, a dividend reinvestment plan, or a merger or a consolidation, (ii) a registration incidental to an issuance of debt securities under Rule 144A, (iii) a registration on Form S-4 or any successor form or (iv) a registration on Form S-8 or any successor form), with respect to an offering (for its own account or otherwise, and including any registration pursuant to Section 2) that includes any Registrable Securities, then the Corporation shall give prompt notice (the “Initial Notice”) to the Apollo Stockholders, and the Apollo Stockholders shall be entitled to include in such Registration Statement the Registrable Securities held by them. The Initial Notice shall offer the Apollo Stockholders the right, subject to Section 3(b) (the “Piggyback Registration Right”), to register such number of shares of Registrable Securities as each such Apollo Stockholders may request and shall set forth (A) the anticipated filing date of such Registration Statement and (B) the aggregate number of Registrable Securities that is proposed to be included in such Registration Statement. Subject to Section 3(b), the Corporation shall include in such Registration Statement such Registrable Securities for which it has received written requests to register within ten (10) days after the Initial Notice has been given.

(b)    Underwriters’ Cutback. Notwithstanding the foregoing, if a registration pursuant to Section 2 or this Section 3 involves an Underwritten Offering and the managing underwriter(s) of such proposed Underwritten Offering advises the Corporation or the Apollo Stockholders that the total or kind of securities that the Apollo Stockholders and any other Persons intend to include in such offering (or Underwritten Shelf Take-Down, as applicable), or that the inclusion of certain holders of the Registrable Securities in such offering, would be reasonably likely to adversely affect the price, timing or distribution of the securities offered in such offering (or Underwritten Shelf Take-Down, as applicable), then the number of securities proposed to be included in such registration (or Underwritten Shelf Take-Down, as applicable) shall be allocated among the Corporation and the selling Apollo Stockholders and other applicable holders of the Registrable Securities, such that the number of securities that each such Person shall be entitled to sell in the Underwritten Offering (or Underwritten Shelf Take-Down, as applicable) shall be included in the following order:

(i)    In the case of an exercise of any registration rights by the Apollo Stockholders or any other holder of Registrable Securities possessing such rights:

(1)    first, the securities held by the Person(s) exercising such registration rights and the holders of registrable securities requested to be included in such registration pursuant to the terms of this Section 3 or pursuant to any other agreement containing piggyback registration rights, pro rata based upon the number of Registrable Securities requested to be registered by each such Person in connection with such registration; and

(2)    second, the securities to be issued and sold by the Corporation in such registration.

(ii)    In all other cases:

(1)    first, the securities to be issued and sold by the Corporation in such registration; and

(2)    second, the securities held by the Apollo Stockholders or other applicable holders of registrable securities requested to be included in such registration pursuant to the terms of this Section 3 or pursuant to any other agreement containing piggyback registration rights, pro rata based upon the number of Registrable Securities requested to be registered by each such Person in connection with such registration.

(c)    Corporation Control. Except for a Registration Statement being filed in connection with the exercise of a Registration Request, a Short Form Registration or a Shelf Registration subject to Section 2, the Corporation may decline to file a Registration Statement after giving the Initial Notice, or withdraw any such Registration Statement after filing but prior to the effectiveness of such Registration Statement; provided that the Corporation shall promptly notify each Apollo Stockholder who was to participate in such offering in writing of any such action; provided, further, that the Corporation shall bear all reasonable and documented out-of-pocket expenses incurred by such Apollo Stockholder or otherwise in connection with such unfilled or withdrawn Registration Statement, up to a maximum of $50,000 for the Apollo Stockholders in the aggregate, and no Apollo Stockholders shall be deemed to have made a Registration Request with respect to the unfilled or withdrawn Registration Statement. Except as provided in Section 2(g), the Corporation shall have sole discretion to select any and all underwriters that may participate in any Underwritten Offering.

(d)    Participation in Underwritten Offerings. No Person may participate in any Underwritten Offering hereunder unless such Person agrees to sell such Person’s securities on the basis provided in any customary underwriting arrangements approved by the Corporation and provides the questionnaires, powers of attorney, customary indemnities, underwriting agreements, and other documents required for such underwriting arrangements. Nothing in this Section 3(d) shall be construed to create any additional rights regarding the piggyback registration of Registrable Securities in any Person otherwise than as set forth herein.

(e)    Expenses. As between the Corporation and the Apollo Stockholders, the Corporation will pay all registration fees and other expenses in connection with each registration of Registrable Securities requested pursuant to Section 2 and this Section 3; provided that each Apollo Stockholder shall pay all applicable underwriting fees, discounts and similar charges (pro rata based on the securities sold) and that the Apollo Stockholders shall be entitled to a single counsel (at the Corporation’s expense) to be selected by the Apollo Stockholders.

Section 4.    Indemnification.

(a)    Indemnification by the Corporation. The Corporation agrees to indemnify and hold harmless, to the full extent permitted by law, each selling Apollo Stockholder, its officers, managers, employees, representatives, Affiliates, and any portfolio companies of any Apollo Stockholder or its Affiliates, against any losses, claims, damages, liabilities and expenses caused by any untrue or alleged untrue statement of a material fact contained in any Registration Statement or Prospectus or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same may be caused by or contained in any information furnished in writing to the Corporation by such selling Apollo Stockholder for use therein; provided, however, that the Corporation shall not be liable in any such case to the extent that any such loss, claim, damage, liability or expense is caused by any untrue or alleged untrue statement of a material fact contained in any Registration Statement or Prospectus or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, to the extent that such untrue statement or omission was caused by or contained in any information furnished in writing to the Corporation by such selling Apollo Stockholder expressly for use therein and has not been corrected in a subsequent writing prior to or concurrently with the sale of the securities to the Person asserting such loss, claim, damage, liability or expense.

(b)    Indemnification by Selling Apollo Stockholder. Each selling Apollo Stockholder agrees to indemnify and hold harmless, to the full extent permitted by law, the Corporation, its directors, officers, employees and representatives and each Person who controls the Corporation (within the meaning of the Securities Act) against any losses, claims, damages or liabilities and expenses caused by any untrue or alleged untrue statement of a material fact contained in any Registration Statement or Prospectus or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, to the extent that such untrue statement or omission was caused by or contained in any information furnished in writing to the Corporation by such selling Apollo Stockholder expressly for use therein and has not been corrected in a subsequent writing prior to or concurrently with the sale of the securities to the Person asserting such loss, claim, damage, liability or expense. In no event shall the liability of any selling Apollo Stockholder hereunder be greater in amount than the dollar amount of the proceeds received by such selling Apollo Stockholder upon the sale of the securities giving rise to such indemnification obligation (except in the event of liability for fraud by such selling Apollo Stockholder). The Corporation and the selling Apollo Stockholder shall be entitled to receive indemnities from underwriters, selling brokers, dealer managers and similar securities industry professionals participating in the distribution, to the same extent as provided above with respect to information so furnished in writing by such Persons specifically for inclusion in any Registration Statement or Prospectus.

(c)    Conduct of Indemnification Proceedings. Any Person entitled to indemnification hereunder will (i) give prompt (but in any event within thirty (30) days after such Person has actual knowledge of the facts constituting the basis for indemnification) written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided, however, that any delay or failure to so notify the indemnifying party shall relieve the indemnifying party of its obligations hereunder only to the extent, if at all, that it is actually prejudiced by reason of such delay or failure; provided, further, however, that any Person entitled to indemnification hereunder shall have the right to select and employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such Person unless (A) the indemnifying party has agreed in writing to pay such fees or expenses, (B) the indemnifying party shall have failed to assume the defense of such claim within a reasonable time after receipt of notice of such claim from the Person entitled to indemnification hereunder and employ counsel reasonably satisfactory to such Person or (C) in the reasonable judgment of any such Person, based upon advice of counsel, a conflict of interest may exist between such Person and the indemnifying party with respect to such claims (in which case, if the Person notifies the indemnifying party in writing that such Person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such Person). If such defense is not assumed by the indemnifying party, the indemnifying party will not be subject to any liability for any settlement made without its consent (but such consent will not be unreasonably withheld). An indemnified party shall not have any obligation to consent to any settlement involving the imposition of equitable remedies or involving the imposition of any material obligations on such indemnified party other than financial obligations for which such indemnified party will be indemnified hereunder. No indemnified party will have any obligation to consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation. Whenever the indemnified party or the indemnifying party receives a firm offer to settle a claim for which indemnification is sought hereunder, it shall promptly notify the other of such offer. If the indemnifying party refuses to accept such offer within twenty (20) Business Days after receipt of such offer (or of notice thereof), such claim shall continue to be contested and, if such claim is within the scope of the indemnifying party’s indemnity contained herein, the indemnified party shall be indemnified pursuant to the terms hereof. If the indemnifying party notifies the indemnified party in writing that the indemnifying party desires to accept such offer, but the indemnified party refuses to accept such offer within twenty (20) Business Days after receipt of such notice, the indemnified party may continue to contest such claim and, in such event, the total maximum liability of the indemnifying party to indemnify or otherwise reimburse the indemnified party hereunder with respect to such claim shall be limited to and shall not exceed the amount of such offer, plus reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and disbursements) to the date of notice that the indemnifying party desires to accept such offer; provided that this sentence shall not apply to any settlement of any claim involving the imposition of equitable remedies, to any settlement imposing any material obligations on such indemnified party other than financial obligations for which such indemnified party will be indemnified hereunder, or to any settlement that does not include an unconditional release of such indemnified party from all liability on claims that are the subject matter of such claim or proceeding. An indemnifying party who is not entitled to, or elects not to, assume the defense or a claim will not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim in any one jurisdiction, unless in the written opinion of counsel to the indemnified party, reasonably satisfactory to the indemnifying party, use of one counsel would be expected to give rise to a conflict of interest between such indemnified party and any other of such indemnified parties with respect to such claim, in which event the indemnifying party shall be obligated to pay the fees and expenses of each additional counsel.

(d)    Other Indemnification. Indemnification similar to that specified in this Section 4 (with appropriate modifications) shall be given by the Corporation and each selling Apollo Stockholder with respect to any required registration or other qualification of securities under federal or state law or regulation of governmental authority other than the Securities Act.

(e)    Contribution. If for any reason the indemnification provided for in Section 4(a) and Section 4(b) is unavailable to an indemnified party or insufficient to hold such indemnified party harmless as contemplated by Section 4(a) and Section 4(b), then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the indemnified party and the indemnifying party, but also the relative fault of the indemnified party and the indemnifying party, as well as any other relevant equitable considerations; provided that no selling Apollo Stockholder shall be required to contribute in an amount greater than the dollar amount of the proceeds received by such selling Apollo Stockholder with respect to the sale of any securities hereunder. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not itself guilty of such fraudulent misrepresentation.

Exhibit F

Written Consent of the Sole Stockholder

Exhibit G

Parent Tax Certificate

Exhibit H

Company Tax Certificate